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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Scottish & Southern Energy

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 04 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3099 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 8/2/05



ALL IN THE DELIVERY

Scottish and Southern Energy plc
Annual Report 2005

Scottish and Southern Energy

Contents

Front cover:
Wind Generation: Construction at Artfield Fell Wind farm see page 14

Directors

Sir Robert Smith
Chairman

Ian Marchant
Chief Executive

Gregor Alexander
Finance Director

Colin Hood
Chief Operating Officer

René Médori
Non-Executive Director

David Payne
Deputy Chairman

Alistair Phillips-Davies
Energy Supply Director

Susan Rice CBE
Non-Executive Director

Kevin Smith CBE
Non-Executive Director

Financial Calendar

Annual General Meeting
28 July 2005

Ex dividend date
24 August 2005

Record date
26 August 2005

Final dividend payable
23 September 2005

Interim announcement
16 November 2005*

*Provisional date

DELIVERING VALUE


Sir Robert Smith
Chairman

In my first year as Chairman, I am delighted to report that Scottish and Southern Energy has delivered another excellent performance, enhancing value for shareholders by running our businesses well and creating value by identifying new opportunities.

Developments
In our 2004 Annual Report, we said that the speed and extent of change taking place in the UK energy sector had opened up a series of major opportunities for SSE, and that our emphasis on maintaining our financial strength would enable us to exploit these opportunities in full. This has been confirmed by the events of the past year. With the acquisition of Fiddler's Ferry and Ferrybridge coal-fired power stations, we became the UK's second largest generator of electricity. In energy supply, we became a six million customer company for the first time. We completed the electricity Distribution Price Control Review and also agreed to invest in gas distribution networks – positioning us as the second biggest energy distributor in the UK.

These were the headline developments. In all parts of SSE, there were important achievements every day, from delivering good service to customers to restoring electricity supplies more quickly than seemed possible. This is reflected in our results for the year, where we delivered increases in profit before tax, earnings per share and the dividend.

We also recognise that companies have to act responsibly in everything they do if their financial strength is to be maintained and if value is to be delivered to shareholders. I am very pleased that we again achieved progress in safety and environmental matters and in customer service.

The credit for this goes to the people throughout SSE, whose commitment to our customers and professionalism towards their responsibilities is outstanding. I am delighted that this year's performance is being given extra recognition through a special award of SSE shares to every employee.

Progress
Everyone in SSE understands that our shareholders now expect us to build on this success and to continue to deliver year-in, year-out progress. The clarity of our core objective – to deliver sustained real dividend growth – means that we have a clear purpose and a strong focus on what needs to be done.

The delivery of good performance, the continuing emphasis on running our businesses well, and the opportunities arising from our recent acquisitions and the ongoing investment programme mean that we have been able to recommend a step change increase in the final dividend, of 14.8%, to 30.3p. From this higher level, we have also been able to set ourselves a new target of increasing the dividend by at least 4% in real terms in each of the three years to March 2008.

Board
Over the past year, we have completed a series of well-planned and well-trailed changes to the Board. Bruce Farmer retired as Chairman on 31 December 2004, having led the Board with distinction for four years. His passion for, and interest in, all aspects of the business were recognised throughout SSE. Bruce's key achievement was to oversee the maturing of SSE from a recently-merged entity to an established, coherent business of significantly greater scope and scale.

David Sigsworth, Generation Director, and Henry Casley, non-Executive Director, retired from the Board in March and May 2005 respectively. With almost 90 years' service between them, Henry and David have been outstanding servants of the industry. They played highly significant roles in the creation of SSE in 1998 and in the development of the business. Kevin Smith, Chief Executive of GKN, joined the Board in June 2004, bringing with him his wide-ranging industrial and operational experience.

The Board now comprises four independent non-Executive Directors and four Executive Directors, in addition to me as Chairman. We believe that this is a good structure, which ensures that the Board operates effectively and in line with the relevant standards of corporate governance.

Future
While SSE has experienced much change over the past two years, the fundamentals remain the same: our emphasis on delivering sustained real growth in the dividend; our commitment to delivering excellence in everything we do; and our focus on maintaining our financial strength, which has helped us to exploit the significant opportunities for the business that have been identified. As in the past, dividend and delivery are what count in the future. □

GAS BUSINESSES



01.
02.
03.
04.
05.
06.

Suppliers
Gas is supplied from [illegible] fields, [illegible] and an [illegible] with [illegible] Europe

01. Terminal
Gas is delivered to the National Transmission System through six beach terminals and is transported at pressures up to 85 bar gauge (barg)

02. Compressor
Maintains pressure and propels gas through the system

03. Liquefied Natural Gas Storage
Gas is cooled and stored as liquefied natural gas

04. Gas Storage
Gas is stored in underground caverns

05. Offtake
The point where gas is delivered to the distribution system operator

06. High Pressure System
[illegible] gas in steel [illegible] over large distances [illegible] between [illegible] and 70 barg

ELECTRICITY BUSINESSES



01.
02.
03.
04.
05.

Power Station
Electricity is generated [illegible] gas, [illegible], coal, oil, [illegible] and wind power

01. Grid Entry Point
The voltage is increased to 275kV or 400kV and the transmission company takes responsibility for transmitting the electricity

02. Transmission System
The electricity is transmitted over large [illegible] at 400kV or 275kV [illegible] 132kV in Scotland)

03. Very Large Industrial Customers
Very large customers such as steel producers take their electricity direct from the transmission system at voltages up to 400kV

04. Grid Supply Point
The voltage is reduced to 132kV and responsibility for distribution of the electricity is handed onto the regional distribution companies

05. Large Industrial Customers
Large industrial customers connected to [illegible] distribution system at 132kV



09.
11.
13.
07.
08.
10.
12.
12.
14.
15.

07. Intermediate Pressure System
Transports gas in steel or PE (mainly polyethylene) pipes between towns and villages at pressures between 2 and 7 barg

08. Pressure Reduction
Gas is reduced in pressure to between 75 mbarg and 2 barg

09. Industrial Customers
Industrial customers such as power stations are connected to the IP system

10. Medium Pressure System
Transports gas into towns and villages through PE, iron or steel pipes

11. Industrial Customers
Industrial customers are connected to the MP system

12. Pressure Reduction
Gas is further reduced in pressure, to up to 75 mbarg

13. Gas Storage
Gas is stored in large holders

14. Low Pressure System
Carries gas in populated areas in PE, iron or steel pipes

15. Commercial Customers
Commercial customers connected to the LP system



16/13.
07.
10.
08.
06.
08.
09.
11.
12.

06. Extra High Voltage Distribution System
Electricity is carried between towns and villages on overhead lines (mostly on wooden poles) and underground cables at 66kV or 33kV

07. Industrial Customers
Industrial customers connected to the network at 66kV or 33kV

08. Primary Distribution Substations
The electricity is reduced to 33kV or 11kV

09. High Voltage Distribution System
Electricity is carried locally at 11kV

10. Industrial and Commercial Customers
Connected to the distribution system at 66kV, 33kV or 11kV

11. Secondary Distribution Substation
The Electricity is reduced to 230V

12. Low Voltage Distribution System
Electricity is carried locally on overhead lines and underground cables at 230V

16/13. Residential and Commercial Customers
Connected to the LP gas system at pressures of up to 75 mbarg and to the electricity network at 230V



16/12. Beyond the Meter
Including contracting, appliance retailing and energy efficiency services

DEFINITIONS

bar Atmospheric pressure (approximately)

barg Measurement of pressure with respect to atmospheric pressure

kV Thousand Volts

mbarg Approximately [illegible] of atmospheric pressure

Scottish and Southern Energy is more than just Scottish and Southern.

It serves customers from more than 150 sites across the country.

The map shows the locations of the main power stations, depots, customer service centres and shops.

- **Headquarters**
- **Customer Service Centres** – including Perth, Basingstoke, Cardiff, Havant, Portsmouth, Reading
- **Hydro Generation** – power stations throughout the north of Scotland
- **Wind Farms** – four operational or under construction
- **Thermal Generation** – main, wholly-owned power stations at ... Ferrybridge, Fiddler's Ferry, Keadby, Medway, Peterhead
- **Gas Storage** – Hornsea operational and Aldbrough under construction
- **Energy Networks** – distributing electricity to 3.6 million customers and, from 1 June 2005, gas to 5.6 million customers
- **Embedded Distribution Networks** – 16 electricity networks outside its electricity distribution areas
- **Telecoms** – managing 7,500km of telecoms network
- **Direct Sales** – teams of direct sales staff operating in locations across the country
- **Shops** – serving local communities in northern Scotland
- **Contracting Group** – operating from over 40 regional offices nationwide



DELIVERING VALUE

Earnings per share (pence)	
05	62.2
04	54.1
03	53.1
02	51.8
01	48.5

Before exceptional items, amortisation of goodwill, impact of FRS 19 and net finance income from pension assets

Dividend per share (pence)	
05	42.5
04	37.7
03	35.0
02	32.4
01	30.0



Ian Marchant
Chief Executive

Scottish and Southern Energy delivered an excellent financial performance in 2004/05, achieving results well in excess of expectations at the start of the year. These results were supported by a strong operational performance. Consequently, the company has continued to meet its core objective, which is to deliver sustained real growth in the dividend. In summary:

- The Board is recommending a final dividend of 30.3p per share, making a full-year dividend of 42.5p – an increase of 12.7%. This is well ahead of our target of at least 4% real growth for the year to March 2005 and reflects the underlying strength of the business and its prospects. It also represents a significantly higher base from which to grow the dividend in future.
- Profit before tax grew by 17.2%, from £609.7m to £714.8m, before goodwill, net finance income from pension assets and exceptional items.
- Earnings per share increased by 15.0%, from 54.1p to 62.2p, before goodwill, net finance income from pension assets, deferred tax and exceptional items.
- SSE had 6.1 million energy supply customers at 31 March 2005, having gained 850,000 during the year, including 300,000 acquired from Atlantic Electric & Gas. In line with its policy of responsible pricing, SSE delayed price rises for domestic customers until the end of the winter. It has now committed to keeping electricity prices for domestic customers at their current levels until at least the start of 2006. It will seek to do the same with gas prices, but this will be determined by trends in wholesale gas prices.
- SSE has the second largest, and most diverse and flexible, generation portfolio in the UK following the acquisition of 4,000MW of generation capacity at Ferrybridge and Fiddler's Ferry power stations and their coal stocks for £136.0m.
- The investment programme achieved important milestones in gas storage and renewable energy in particular, with SSE in the process of applying for consent to develop an additional 318MW of new wind farm capacity.
- There were two exceptional items: the successful progress of SSE's claim on the administration of TXU businesses, which resulted in a first distribution of £159.1m being received from the administrator, plus a share of the distribution to Barking Power Ltd; and the decision, following the end of a 'structural' agreement, to write down certain parts of the original Peterhead Power Station, resulting in an exceptional impairment of £61.0m being taken as a charge to the results for the year.
- The agreement reached with Ofgem on the Distribution Price Control for 2005-10 will allow SSE to deliver a quality service for customers while achieving a reasonable return for investors.
- SSE's joint venture investment in the Scotland and the South of England gas distribution networks, which will make it the second largest energy distributor in the UK, is on course for completion on 1 June 2005.

SSE's focus has always been, and remains, the delivery of sustainable long-term real dividend growth. We have assessed the value that we expect to create through operational excellence, the successful integration of our recently-acquired assets and the delivery of our programme of investment in renewable electricity generation, electricity networks and gas storage. On this basis, we are recommending a final dividend of 30.3p per share, an increase of 14.8%, leading to a full-year dividend of 42.5p, an increase of 12.7%.

This is designed to provide a significantly higher base for future dividend growth. From this new, higher base our new target is to deliver at least 4% real growth in the dividend paid to shareholders in each of the three financial years to March 2008, with sustained real growth thereafter.

Our carefully-maintained financial strength, and our continuing focus on the delivery of strong operational performance, means we are in a good position to deliver the new dividend growth target for our shareholders in the years to come. □

Ferrybridge and Fiddler's Ferry Power Stations
In July 2004, SSE acquired the coal-fired power stations at Ferrybridge in West Yorkshire and at Fiddler's Ferry in Cheshire. Together, the stations have an installed capacity of almost 4,000MW, enough to meet the needs of four million homes.

The stations allow SSE to manage further its exposure to changes in commodity prices for fuel by balancing its gas portfolio with a coal portfolio. This, in turn, reinforces its ability to compete successfully for industrial and commercial customers.

In 2002, Ferrybridge became the first power station in the UK to 'co-fire' fuel from renewable sources in order to displace fossil fuels and Fiddler's Ferry followed suit shortly thereafter. The renewable resource is biomass, which is classed as carbon neutral as the donor crop absorbs sufficient carbon dioxide while growing to offset the carbon dioxide given off when it is burnt.



→ Right
Generation:
Ferrybridge Power Station.

Note: This Directors' Statement describes profits and earnings before goodwill, net finance income from pension assets (FRS 17) and the impact of deferred tax.

In 2004/05, SSE again achieved increases in profit before tax, earnings per share and the dividend.

Profit before tax, before goodwill, net finance income from pension assets and exceptional items, grew by 17.2%, from £609.7m to £714.8m. There was profit growth in Power Systems, Generation and Supply, Gas Storage and Telecoms. The most significant growth was achieved in Generation and Supply, reflecting SSE's success in delivering value from its growing customer base and its investment in, and acquisition of, generation assets in recent years.

	2004/05 £m	2003/04 £m	Change %
Profit Before Tax (PBT)	785.3	607.3	29.3
Exceptional Items			
- TXU distribution	(133.5)	-	-
- Peterhead write-down	61.0	-	-
- Property disposal	-	(10.2)	-
PBT before exceptionals	712.8	597.1	19.4
- FRS 17 income	(13.4)	(2.2)	-
- Goodwill	15.4	14.8	-
Underlying PBT	714.8	609.7	17.2

To monitor financial performance over the medium-term, SSE continues to focus on earnings per share before the non-cash items of goodwill, the impact of deferred tax and net finance income from pension assets. On this basis, and after excluding the impact of the exceptional items, earnings per share increased by 15.0%, from 54.1p to 62.2p.

The Board is recommending a final dividend of 30.3p, an increase of 14.8%, making a full-year dividend of 42.5p, an increase of 12.7%. This compares with 27.5p five years ago, in 2000, since when the dividend has increased by 54.5%, which represents a compound annual growth rate of 9.1%.

The dividend increase for 2004/05 is significantly ahead of SSE's target for the year of 4% real growth, reflecting the underlying performance of the business and its prospects. It is also being recommended to establish a new, higher base from which the dividend is expected to grow in future years.

The continuing delivery of strong performance in SSE's businesses, allied to the prospects for securing benefits from recent acquisitions and investment opportunities, means SSE is in a position to target at least 4% real growth in the dividend payable to shareholders in each of the three years to March 2008, with sustained real growth thereafter.

ENERGY SYSTEMS

Power Systems Overview

Operating profit in Power Systems increased by 2.3%, from £317.5m to £324.7m, contributing 40.3% of SSE's total operating profit.

- → Southern Electric Power Distribution's operating profit fell by 2.8% to £193.9m, following the over-recovery of allowable revenues that occurred in 2003/04.
- → Operating profit for Scottish Hydro Electric Power Distribution and Scottish Hydro Electric Transmission increased by 10.8% to £130.8m. This followed the under-recovery of allowable revenues that occurred in the previous year.

The key responsibility of SSE's Power Systems businesses is to maintain safe and reliable supplies of electricity, and to restore supplies as quickly as possible following interruptions. In line with that, SSE has invested £780m in its electricity networks since 2000, including £176m in 2004/05.

Ofgem's valuation of the physical assets of the transmission, distribution and metering businesses (the Regulated Asset Base) was £2.47bn on 1 April 2005 and is expected to grow by around £120m over the next five years, excluding any major transmission investment, thus supporting the ongoing value of the Power Systems businesses.

Southern Electric Power Distribution

In 2004/05, Southern Electric Power Distribution distributed 34.1TWh of electricity, an increase of 0.36TWh. The average number of minutes of lost electricity supply per customer was 83.9, which was within the target set by Ofgem under its Information and Incentives Project (IIP), which gives financial benefits to distribution network operators that deliver good performance for customers. The number of supply interruptions per 100 customers was 97.6. Subject to the outcome of the forthcoming Ofgem review of exceptional events, which should reduce these figures, this performance is expected to lead to additional revenue of around £5m.

The programme to upgrade and refurbish the network continued during 2004/05, with 1,680km of high voltage overhead lines and 775km of low voltage lines refurbished. The substantial programme of network automation continued, with another 86 urban substations completed, together with 220 new radio-controlled automated switching units in rural areas, allowing for faster restoration of supply to customers. There has also been significant investment in the underground network, with 50km of high voltage cable replaced.

Scottish Hydro Electric Power Distribution and Scottish Hydro Electric Transmission

In the Scottish Hydro Electric area, 8.748TWh of electricity were distributed during 2004/05, compared with 8.743TWh in the previous year. Excluding the 11 January storm, the average number of minutes of lost electricity supply per customer was 86, which was within the IIP target, as was the number of interruptions per 100 customers, which was 89. Subject to the Ofgem review of exceptional events, which should reduce these figures, this should lead to additional revenue of around £3m under IIP.

The January storm was described as the worst to affect the north of Scotland for 20 years. It resulted in more than 2,000 separate instances of damage being inflicted on the electricity network in the Scottish Hydro





Electric area and around one in five customers losing their electricity supply. The company's response to it drew praise from, amongst others, the First Minister of Scotland.

The ongoing programme of investment in the Scottish Hydro Electric area continued during 2004/05, with another 1,990km of high voltage overhead lines being refurbished, along with 245km of low voltage lines. The programme of network automation has also continued, with another 16 urban substations completed, together with 315 new radio-controlled automated switching units in rural areas.

Distribution Price Control Review
Throughout the process for determining the new electricity Distribution Price Control for 2005-10, SSE's objective was to reach agreement with Ofgem on an overall package of measures in respect of Southern Electric Power Distribution and Scottish Hydro Electric Power Distribution which would allow it to deliver a quality service for customers while achieving a reasonable return for investors. Agreement was reached in December 2004.

Ofgem's review confirmed that SSE is the most efficient operator in electricity distribution in Great Britain. Looking forward, SSE believes that, taken together, the arrangements for future allowed operational and capital expenditure, operational expenditure efficiency assumptions, the treatment of pensions costs and rising tax charges, the level of real post-tax cost of capital, the incentive framework for delivery of better than expected performance and the treatment of other company-specific issues meet its objective.

For example, during the review, SSE argued that the incremental costs associated with balancing electricity generation and demand on Shetland should become a liability of Scottish Hydro Electric Power Distribution under BETTA (the new British Electricity Trading and Transmission Arrangements – see page 11) and that these costs, of around

← Far left
Energy Systems:
Automating an urban substation.

← Left
Energy Systems:
Engineers from the south of England working in Scotland during January's storms.

Delivering in 2005





Power Systems
SSE aims to ensure that its electricity network has the minimum number of faults and the maximum robustness in the face of severe weather and other supply interruption risks.

Making the network robust includes replacing some low voltage overhead lines with aerial bundled conductor (ABC), which involves replacing four separate wires with individually insulated lines which are then woven together to form one robust line. It also includes replacing high voltage overhead lines with new cable covered in very strong polyethylene called BLX.

It is also important to automate networks so that when supply is interrupted, it can be restored as soon as possible.

In the DTI-commissioned report into network emergencies published at the end of 2002, falling trees or clashing branches were recognised as a major source of supply interruptions during windy weather. To improve performance in this area, SSE now employs directly most of the people involved in cutting trees to maintain safe clearances from its overhead lines.

One advantage in operating the electricity networks at either end of the country is that when severe weather leads to major interruptions to supply in one network, engineers from the other network can be brought in to reinforce the effort to restore supply. This is exactly what happened in the January 2005 storm in the north of Scotland; over 100 engineers from places such as West London and Hampshire travelled north to help restore supply to communities in the Western Isles, other islands and on the mainland of Scotland.

Above
Power Systems:
Remote switching from the Network Management Centre in Perth.
Tree cutting near high voltage conductors to maintain safe clearances.

Customer minutes lost	
05	84
04	82
03	91
02	101
01	116

Combined figure for Southern Electric Power Distribution and Scottish Hydro Electric Power Distribution. Excludes the impact of major storms in 2003, 2004 and 2005 as allowed by Ofgem

Electricity distributed (TWh)	
05	42.8
04	42.5
03	41.2
02	40.8
01	40.2

Gas Distribution

SSE is becoming a major player in gas distribution during 2005 with its investment in the Scotland and the South of England gas distribution networks.

Britain's gas network is made up of the high pressure National Transmission System (NTS) and the lower pressure distribution system, which is split into eight regional distribution networks, including Scotland and the South of England. These are physically discrete networks which are connected to the NTS.

Unlike its electricity distribution networks, SSE will not be the sole owner of Scotland Gas Networks and Southern Gas Networks. Two Canadian financial institutions – Borealis Infrastructure and Ontario Teachers – each own 25%. SSE will, however, provide certain corporate and management services to the networks.



→ Left and right
Gas Distribution:
From 1 June, SSE will have a 50% interest in two of Britain's regional gas distribution networks.

£7m a year, should in future be recoverable from all electricity customers. Ofgem agreed, and this outcome confirms, the importance of adopting a thorough and constructive approach to engagement with the regulator and other stakeholders.

More broadly, the review resulted in significantly increased allowances for capital expenditure to maintain and improve electricity networks. As a result, SSE's regulated capital expenditure in Power Systems is likely to increase by over 20%, to around £210m, in 2005/06.

Overall, SSE expects the outcome of the Distribution Price Control Review to enable it to increase the revenue earned by its electricity distribution businesses in future years. The priority now is to maintain the highest standards of customer service and efficiency within the new price control framework.

Transmission
SSE also reached agreement with Ofgem on the price control for Scottish Hydro Electric Transmission for the two years to 31 March 2007. This will enable a new five-year price control to be set for Great Britain's three electricity transmission companies at the same time.

Since BETTA was introduced on 1 April 2005, National Grid Transco (NGT) has become Great Britain System Operator, responsible for balancing the supply and demand of electricity across Great Britain. Scottish Hydro Electric Transmission remains responsible for operating, maintaining and investing in the transmission network in its area, which covers around 70% of Scotland. These new arrangements have worked well so far.

In August 2004, Ofgem stated that investment had been approved to allow the replacement of the electricity transmission line connecting Beauly in the Highlands with Denny in the Central Belt of Scotland to go ahead. This work has to take place if the government's targets for the generation of electricity from renewable sources are to be achieved. It is likely that the construction of the replacement line will require an investment of around £250m.

SSE expects to submit within the next few weeks an application to Scottish Ministers for consent to build the line. On this basis, and subject to the timely progress of the planning application, the replacement line could be operational in 2008/09.

In addition, a preliminary public consultation document on options for connecting possible renewable generation in the Western Isles to the transmission infrastructure on the Scottish mainland has led to the identification of three options which require further technical and environmental study. While this work remains at a relatively early stage, it could require investment of around £400m towards the end of this decade.

Gas Distribution Networks
In August 2004, a consortium (now named Scotia Gas Networks) in which SSE holds 50% of the equity entered into an agreement to acquire the Scotland and the South of England gas distribution networks from National Grid Transco. In total, they comprise 73,000km of gas mains, delivering gas to around 5.6 million industrial, commercial and domestic customers.

The total value of the acquisitions will be £3,162m, of which £2,082m is expected to be funded by already-committed non-recourse borrowings, with the balance being funded by equity.

This means that, in return for a cash consideration of £540m, SSE will receive 50% of the distributable earnings from the networks. Upon completion of the acquisitions, SSE will also provide certain corporate and management services for the gas networks under an agreement with Scotia Gas Networks. When completed, the acquisitions will make SSE the second largest energy distributor in the UK.

The acquisitions received approvals from the Department of Trade and Industry and Ofgem in January 2005 and from the Office of Fair Trading in April 2005, and the two networks became separate companies within the NGT group on 1 May 2005. Final approvals from Ofgem and the Health and Safety Executive are still required, but the acquisitions are on course for completion at the start of June 2005.

A programme of work to complete the acquisition process, and to put in place all the necessary arrangements for the change of ownership, is now well advanced. Payroll, materials management, finance, billing and human resources systems have been developed for the two gas networks. To support the implementation of these systems, a major training programme, involving over 2,000 Scotia Gas Networks staff and over 1,000 staff of contractors, is now close to completion.

Longer-term, it is clear that there are significant opportunities to create value through delivering efficiencies. The acquisitions may also provide other business opportunities, such as in gas metering and in the provision and maintenance of gas equipment. The first priority will, of course, be to deliver gas safely and reliably.

SSE will equity account for the networks as a joint venture and its accounts will show SSE's share of profit. As their borrowings will be non-recourse, they will not be consolidated on SSE's balance sheet. The networks are expected to enhance SSE's earnings from the first year.

GENERATION AND SUPPLY

Generation and Supply Overview
Operating profit in Generation and Supply rose by 29.5%, from £298.5m to £386.5m, contributing 48.0% of SSE's total operating profit. Within SSE's integrated business model, the use of generation assets supports performance in energy supply and value in Generation and Supply is, therefore, assessed as a single value chain.



Power Systems capital expenditure (£m)

05	176.7
04	147.9
03	143.7
02	161.2
01	150.3

Delivering in 2005

Generation
SSE owns and operates four main gas-fired power stations in the UK: Keadby; Medway; Peterhead; and Fife. It also owns 50% of Seabank Power Station, 49.5% of Derwent Power Station, 22% of Barking Power Station and a number of 'embedded' power stations which are connected directly to the electricity distribution network.

Overall, SSE's gas-fired power stations are among the most thermally efficient in the UK, and the efficient conversion of the primary fuel into electricity makes a significant contribution to sustainability.

The most recent addition to SSE's portfolio of gas-fired power stations is Fife, which was acquired during 2004 and which returned to full service in December of that year.

During 2004/05, SSE's power stations (wholly-owned and owned by joint ventures) generated 37.9TWh of electricity, an increase of 14.7TWh on the previous year. SSE supplied 47.5TWh of electricity to industrial, commercial and domestic customers, an increase of 8.1TWh on the previous year.

With the acquisition of Ferrybridge and Fiddler's Ferry, SSE now owns and operates nearly 10,000MW of electricity generation. Comprising a balanced mix of baseload, mid-merit and peaking plant, SSE's portfolio of power stations is now the second largest and the most diverse in the UK.

Growth in operating profit was achieved mainly as a result of benefits from five main factors. These were: the first full year of ownership of Medway Power; the ending of the contract under which SSE took output from Scottish Power's coal-fired power stations in Scotland, resulting in lower capacity costs; the acquisition of the Ferrybridge and Fiddler's Ferry power stations; increased output from hydro electric stations, including more output qualifying for Renewable Obligation Certificates (ROCs); and sustained growth in energy supply customer numbers. These benefits were partly offset by the impact of rising wholesale gas prices.

In addition, SSE's flexible generation assets continued to perform well in NETA (the New Electricity Trading Arrangements), with success in the balancing market contributing £24m to operating profit during the year. NETA has now been superseded by BETTA.

Generation and Supply accounted for almost all of the £2.3bn increase in SSE's turnover in 2004/05. This was mainly due to: retail sales to the significantly increased number of electricity and gas customers; higher wholesale and retail prices; and new businesses acquired. Around one third of the increase reflects additional wholesale trading of both electricity and gas necessary to optimise the short-term position in volatile energy markets.

EU Emissions Trading Scheme and BETTA
The electricity generation market in the UK was the subject of two important developments in the first few months of 2005: the launch of the EU Emissions Trading Scheme (EU ETS) and the introduction of BETTA.

It is regrettable that, despite the launch of the EU ETS on 1 January 2005, there remains a dispute between the UK government and the European Commission about the total number of carbon emissions allowances to be issued to operators of participating installations in the UK. It is very disappointing that any shortfall between the UK government's proposed National Allocation Plan and that agreed by the EC will be met by reducing the number of allowances given to the electricity generating sector. Nevertheless, SSE's allocation of emissions allowances, of around 20 million tonnes, is reasonable in comparison to the rest of the UK generation sector, although less than the level of emissions that is likely to be required in practice.

The BETTA arrangements were successfully introduced on 1 April 2005. As expected, the establishment of the England-Scotland interconnector as part of the wider transmission system has made it easier for the output from SSE's flexible power stations in Scotland to be deployed to meet demand from the electricity market in England and Wales.

Gas-fired Generation
SSE now owns 4,300MW of gas-fired electricity generation capacity including its share of joint ventures. The 120MW power station in Fife was acquired for £12.5m in February 2004, and during the year SSE invested £4.0m in upgrading the plant to support its operational performance. It returned to full service on schedule, in December 2004.

Electricity generated (TWh)

05	37.9
04	23.2
03	23.1
02	19.2
01	22.6

Electricity generated by power stations wholly-owned and owned by joint ventures

→ Right
Coal and Biomass Generation:
Biomass storage at Fiddler's Ferry Power Station.

→ Far right
Hydro Generation:
Kingairloch Power Station turbine hall.

SSE's acquisition of the balance of the equity interests which it did not already own in Medway Power for £241.1m in November 2003 added another modern, flexible and efficient power station to its group of generation assets and gave SSE the economic benefit from having a 100% interest in Medway's contracts to supply power. As a result of this acquisition, Medway Power contributed an additional £41.0m operating profit in 2004/05, an increase of £25.0m on the operating profit achieved, also as a result of the acquisition, in the final five months of 2003/04.

As with NETA, good performance in BETTA will be dependent on plant reliability, and the number of unplanned outages at SSE's wholly-owned gas-fired power stations was slightly fewer than in 2003/04 and around 50% lower than in the year before that. SSE believes that this is a good performance, but one which can be improved in future years.

Coal and Biomass Generation
SSE acquired the Ferrybridge and Fiddler's Ferry power stations, with a total capacity of almost 4,000MW, and associated coal stocks, for £136.0m on 30 July 2004. This equates to around £20 per kilowatt of installed capacity. Fuel in transit and contracts to supply fuel for the power stations were acquired for £43.0m and £80.3m respectively.

Both are flexible, mid-merit stations which have added to the diversity of SSE's generation portfolio and help it to meet peak demand for electricity. They also allow SSE to manage its exposure to changes in fuel prices by balancing its gas portfolio with a coal portfolio. In the first eight months of ownership, the two power stations contributed around £50m to operating profit after amortising £53.0m of the payment for the contracts to supply fuel.

One of the benefits arising from the acquisition of the stations was that SSE received with them a significant allocation of carbon emissions allowances. In addition, they also 'co-fire' fuels from renewable sources in order to displace fossil fuels, thus reducing the level of carbon emissions resulting from their operation. This output qualifies for ROCs. From the date of the acquisition, their output qualifying for ROCs was 573GWh, an increase of 79% on the same period in the previous year, when they were under their former ownership.

At the time of the acquisition, SSE undertook to examine all options for maximising the longer-term value of the assets, particularly with regard to biomass. In line with this, SSE is now investing around £20m in the development of additional facilities to increase further the ability to co-fire fuels from renewable sources at both power stations. The installation of new 'direct injection' burners at the stations is expected to give them the ability to generate around 1,500GWh per year of output qualifying for ROCs. The work to install the burners is expected to be completed by the end of the financial year 2005/06.

Having experienced the benefits arising from owning a mix of gas-fired and coal-fired capacity in its generation portfolio, SSE is also examining in detail the case for opting in to the Large Combustion Plant Directive some of the capacity at Fiddler's Ferry and/or Ferrybridge. To do this would require the installation of Flue Gas Desulphurisation (FGD) equipment and an investment estimated to be in the range of £75m-£90m per GW of capacity. A detailed tender exercise is now under way and, in line with the Directive, a final decision on this must be made by the end of 2005.

More broadly, it is becoming increasingly recognised that coal and other fossil fuels will play a central part in meeting future energy needs. New technologies will have to be developed to reduce and capture carbon dioxide emissions caused by the use of all of these fuels and SSE is actively involved in developments in this field.

Hydro Generation
Performance in Generation and Supply during 2004/05 benefited from the increase in SSE's electricity output qualifying for ROCs, which attracted a premium price of around £45/MWh. The increase was attributable to the growing proportion of SSE's hydro electric capacity which has been refurbished, so that its output qualifies for ROCs, and to higher than average 'run-off' of water flowing into SSE's reservoirs.

The output of refurbished hydro electric stations with capacity of up to 20MW qualifies for ROCs, and in total, SSE has 394MW of capacity in its sub-20MW stations. During 2004/05, refurbishment was completed on 95MW of hydro capacity, taking the overall total of refurbished capacity to 370MW. The refurbishment of the remaining 24MW will be completed by the end of December.

Water running off into reservoirs during 2004/05 was 14% above the long-term average and the sixth highest in over 30 years. This unusually high level of run-off added around £15m to operating profit compared with an average year. Total hydro output was 3,544GWh, compared with 2,640GWh in the previous year. As a result of this and of the investment in refurbishing hydro capacity, SSE's ROC-qualifying hydro output increased to 1,448GWh, compared with 916GWh in 2003/04. Assuming average 'run-off', SSE's ROC-qualifying output from hydro electric stations is again expected to be over 1,400GWh in 2005/06.

The new 3MW hydro electric station at Kingairloch, near Fort William, began generating electricity earlier this year and work on the development of the 7MW of ROC-qualifying capacity at Fasnakyle is well under way. The planning application for consent to build a new 100MW hydro electric station at Glendoe near Loch Ness is still being considered and the initial tendering process for the project has now been completed. The project is unique, and SSE will determine whether to proceed with the development





following a full risk/reward analysis, focusing on: any conditions which must be met as part of the planning consent; the outcome of the tendering process; and further assessments of the income which the station would be likely to generate.

The abolition of Hydro Benefit on 1 April 2005, announced by Ofgem in 2003, and its replacement by a separate scheme to assist customers with the high costs of distributing electricity in the north of Scotland, means SSE's profit from its generation activities will increase by around £37m a year from 2005/06. The profitability of its distribution businesses will be unaffected.

Wind Generation
The increase in the UK's target for electricity generated from renewable sources, to 15% by 2015, emphasises the important part that wind generation will have to play in helping to reduce emissions of carbon dioxide and in increasing the amount of electricity that can be generated from the UK's indigenous resources. The framework for investment in renewable energy remains encouraging.

SSE's first wind farm, at **Tangy** in Argyll, has been operating successfully for over two years and SSE is seeking consent to add another 6MW (**Tangy 2**) to its capacity. Its second wind farm, at **Spurness** on the Orkney Islands, was officially opened in March, taking SSE's operational wind farm capacity to 22MW. Construction work at the 20MW wind farm at **Artfield Fell** in Wigtownshire, and on the 120MW wind farm at **Hadyard Hill** in Ayrshire, is advancing well and both should begin to generate electricity during 2005/06.

The progress of other applications for consent to build wind farms, including those proposed by SSE, is proving to be slow, reflecting a planning regime which the Scottish Executive itself has described as 'stringent'. The applications to build wind farms at **Drumderg** (32MW) and **Gordonbush** (87MW) have been in the planning process for 21 months and two years respectively, but have yet to be finally determined.

These seven developments comprise the first phase of SSE's wind energy development plans and around £80m has now been invested at Tangy, Spurness, Artfield Fell and Hadyard Hill. An additional £140m will be required to complete Artfield Fell and Hadyard Hill and to develop Drumderg, Gordonbush and Tangy 2.

SSE is also continuing to develop plans for the second phase of its investment in wind energy and is in the process of applying for consent to develop a further 318MW of capacity at four sites in Scotland. The development of these four sites, if consented, will require investment of around £250m over the next few years. Other sites are also being developed with a view to seeking planning consent in future years.

As a result of its ongoing programme of investment in renewable energy, SSE remains on course to have around 1,000MW of ROC-qualifying wind and hydro generating capacity by 2008. Of this, it already has in place, or has secured consent to develop, 566MW of capacity (395MW in operation and 171MW in construction or refurbishment).

New Technologies
Investment in the research, development and demonstration of new technologies for generating electricity is a key part of the government's energy policy, and is part of SSE's strategy to remain the UK's leading generator of electricity from renewable sources.

- In August 2004, SSE and Talisman Energy (UK) announced plans to construct a £28m wind farm demonstrator project, with a capacity of up to 10MW, adjacent to the Beatrice Oil Field, 25km off the coast of Scotland, in deep water in the Moray Firth. The project is being funded by the Scottish Executive, the Department of Trade and Industry and the European Commission, in addition to the two companies. SSE is contributing £7m to the project. Electricity from the demonstrator project should begin to be generated by 2007.
- Renewable Technology Ventures Ltd (RTVL), the joint venture between SSE and The Weir Group, has invested £2.4m on the development of a tidal power generating device. Following this work, RTVL is now seeking to build a full-sized commercial demonstrator device, with a capacity of 2.4MW, and hopes to deploy the device at the European Marine Energy Centre in Orkney. This is subject to ongoing discussions with the Department of Trade and Industry and the Scottish Executive, and could require investment by SSE of around £2m. The device would be the largest of its kind in the world and includes unique design features.
- SSE entered into an agreement with Swift Turbines Ltd, a technology company providing accessible renewable energy solutions, in October 2004. It has developed what is believed to be the world's first feasible rooftop-mountable wind energy system, which is capable of delivering significant amounts of energy to businesses, offices and homes. Under the agreement, SSE is investing almost £300,000 in Swift Turbines to acquire 20% of the share capital and will also provide opportunities to market its rooftop wind system to a wide range of customers. Devices are being installed at a number of locations around the country, including the NaRECentre in Newcastle and a zero-emissions property development at Bow in London.
- SSE has acquired a 7.5% stake in solarcentury, the largest independent solar photovoltaics company in the UK, for £1m. The two companies have also entered into a collaboration agreement. As a result of this, solarcentury's expertise in solar energy will be brought together with SSE's electrical contracting business to market the provision and installation of solar energy solutions to a growing number of customers throughout the UK. They have already combined to provide and





install solar PV for a variety of organisations, including the National Trust in Swindon and Spitalfields market in London.

With growing interests in emerging technologies, allied to its established capability in generating electricity from the more mature technologies of hydro, onshore wind and biomass, SSE is now a genuinely pan-renewables company, and is well-placed to maintain its current position as the UK's leading generator of electricity from renewable sources.

Energy Supply
SSE's energy supply business had 6.1 million customers at 31 March 2005. It grew by 16% in 2004/05, with a net gain of 850,000 customers, including over 300,000 customers from Atlantic Electric & Gas (Atlantic) in April 2004. Growth in customer numbers has continued at a similar rate since the end of March. Overall, SSE now has 1.5 million more customers than at the start of 2002, an increase of one third.

The final acquisition cost of the Atlantic customers and the customer debt book was £85.2m. Since April 2004, £60m from the debt book has been collected. A year on from the acquisition, the number of customers with Atlantic is still over 300,000.

Growth achieved during the year also includes a net gain of business customers covering around 85,000 sites throughout Great Britain. SSE won the tender to supply electricity to the NHS's 800 large sites in England in a three-year deal worth over £220m. In total, SSE's business customers now cover 415,000 sites throughout Great Britain.

The increase in customer numbers has been aided by growing success in retaining existing customers. By the end of 2004/05, the number of customers leaving SSE for other suppliers had fallen by around 20% compared with the previous year.

Although all the other major energy supply companies raised their prices for domestic customers at least twice during 2004, SSE made just one increase, in line with its policy of responsible pricing. It eventually raised prices for most customers in March 2005 but, in doing so, gave a commitment to hold electricity prices at their revised levels until at least the start of 2006. SSE aims to do the same with gas prices, but its ability to do so will be determined by trends in wholesale gas prices.

SSE remains the most efficient energy supplier in the UK, incurring the lowest cost when serving customers, according to a study by Datamonitor published in January 2005. The study said that SSE's 'cost to serve' is between 10% and 23% lower than that of other suppliers.

Customer Service
Equally important to success in energy supply is maintaining the highest possible standards of customer service.

SSE's 'one-stop' fully integrated customer service system continues to offer the broadest range of functions in the sector and was enhanced during 2004/05 to improve further standards of service while at the same time keeping pace with changing technology. Since December 2004, on-line billing services have been available to SSE energy supply customers, allowing them to view and pay their bills, submit meter readings and raise enquiries. Already, around 25,000 customers have registered for this new service.

Despite the significant growth in customer numbers, SSE secured during 2004/05 a reduction of 48% in the number of customer complaints sent to energywatch for resolution to fewer than 1,400 (excluding Atlantic). This follows the 23% reduction achieved during the previous year. In the statistics published by energywatch in March 2005, SSE had the lowest rate of complaints in respect of all three categories: account and billing matters, transfers between companies and direct selling.

Delivering in 2005



New Technologies
All types of wind energy – from major wind farms to rooftop turbines – contribute to a reduction in the level of emissions of carbon dioxide and an increase in the amount of electricity generated from the UK's own resources.

SSE is now in partnership with Swift Turbines to manufacture, market and install the Swift Rooftop Wind Energy System throughout the UK. The Swift turbine augments existing electricity and hot water systems, is rooftop-mounted, simple to install and provides around 30% of the electricity needs of a typical house. This reduces carbon dioxide emissions by around 1.6 tonnes per annum per house.

← Far left
Wind Generation:
Spurness wind farm on Sanday in the Orkney Islands.

← Left
Customer Service:
Advisors in Cardiff Customer Service Centre.

The leading independent study, by JD Power, published in November 2004, found that SSE has the highest level of customer satisfaction among UK gas suppliers and the third highest among electricity suppliers.

Product Development
During the year, SSE launched new products, demonstrating the strength of its commitment to product development as a key contributor to long-term success in energy supply.

→ **power2** is a unique package which offers customers a commitment that electricity will be generated from SSE's hydro electric schemes along with a tree-raising scheme to offset carbon emissions resulting from their consumption of gas and disposal of household waste. It has already attracted almost 20,000 customers.

→ **easywarm** is a fixed-price energy product for customers aged over 50 which has been piloted in south Wales. It has attracted over 20,000 customers. SSE is assessing whether to offer **easywarm** to customers in other parts of the country.

→ **energyplus care** is a new tariff and package of services for SSE's most vulnerable customers which should enable a qualifying family living in a three-bedroom semi-detached house to reduce their total energy bills by around 30%, or £200 a year. It was described by energywatch as 'a big stride forward in the development of effective and innovative social tariffs'.

The **energyplus care** product is designed to help customers with multiple problems: a low income that needs to be supported by particular benefits; special needs such as a disability; and a home that has particularly poor energy efficiency. While SSE does not believe that the energy supply industry is responsible for fuel poverty, it does believe that it is in the long-term interests of the industry to make a real effort to play its part in dealing with the problem.

Overall, SSE believes that its work on product development, emphasis on customer service and its policy of responsible pricing means that its energy supply business should be able to extend further the period of growth which began at the start of 2002.

Energy Services
An increasing number of supply customers are likely to seek a wider range of energy-related services, covering renewable, sustainable and energy efficient products. With well-established Contracting, Connections and Appliance Retail businesses, and a growing portfolio of micro-generation technologies, SSE is very well-positioned to capture a significant proportion of this developing market.

SSE's ability to provide a broad energy services offering should also increase its scope to secure additional business opportunities in electrical contracting, 'local' electricity networks, street lighting and energy supply to major customers.

With that aim in mind, SSE's Energy Services Unit was established during 2004 to provide a comprehensive range of 'beyond the meter' services. The work of the unit will focus initially on public sector organisations such as local authorities, and then extend to customers in the commercial sector such as housebuilders and other developers. In due course, the aim is to market SSE's package of energy services to domestic customers.

CONTRACTING AND CONNECTIONS

Contracting and Connections delivered operating profit of £47.5m during 2004/05, compared with £48.7m in the previous year.

The **Contracting** businesses are already leaders in their sector and their plans for future growth are continuing to develop effectively.

→ Southern Electric Contracting (SEC) acquired the electric contracting division of what was previously Eastern Contracting in January 2005, in a transaction with a value of around £2m. As part of the deal, SEC also acquired the Eastern Contracting name. The acquired business is based in Bury St Edmunds, employs around 200 staff and extends significantly SEC's area of operation.

→ A joint venture comprising SEC and Interserve was awarded the Ministry of Defence's 'Prime' contract covering London and the south-east of England. The contract is to provide mechanical and electrical maintenance for over 100 MoD sites, and is worth around £400m over an initial seven years. Work started in April 2005.

→ In partnership with the asset finance division of The Royal Bank of Scotland, SEC has contracts worth around £350m to replace and maintain street lights for three local authorities in England under the Private Finance Initiative. These contracts are progressing well.

→ Thermal Transfer has significantly increased its presence in the healthcare sector, acting as a specialist contractor in the design and build of laboratories, containment areas, cleanrooms and support facilities at major hospitals throughout the country.

Delivering in 2005

Supply
Scottish and Southern Energy is one of the largest suppliers of electricity and gas in the UK's competitive energy supply market, with around 6.1 million customers. It brings together Southern Electric, SWALEC, Scottish Hydro Electric and Atlantic.

SSE offers a range of energy-related products and services. For example, every day, fossil fuels are burned to meet the electricity needs of British households. power2 is a new product launched by SSE which is based on hydro electricity and therefore doesn't create harmful emissions.

In addition, to offset the carbon dioxide created by households using gas for space and water heating and the greenhouse gases resulting from the disposal of household waste, SSE raises six trees per year for each power2 customer. The tree planting programme is independently audited.

In keeping with its focus on the environment, power2 is based on payment by Direct Debit, which cuts down on paper, and people interested in the product can apply for it online at thepower2.co.uk.

Supply customer numbers (million)

05	6.1
04	5.2
03	4.8
02	4.6
01	4.7

Contracting

Southern Electric Contracting has contracts with three local authorities to replace and maintain street lights, under the Private Finance Initiative.

Work commenced in the summer of 2004 to implement a programme which will see 80% of the lights in Newcastle and North Tyneside replaced over the next few years. A total of 50,000 new lighting columns and 8,000 traffic signs and bollards are being installed, with older lighting columns being replaced with state-of-the-art modern lights.

The new lights increase visibility, making roads safer and reducing fear of crime. Although the streets will be brighter, there will be less light pollution because the new lighting columns are more environmentally friendly, with light being concentrated where it is most needed.



→ Right
Contracting:
SSE's Contracting Group maintains around one fifth of the street lights in England and Wales.

The **Connections** business completed around 42,000 electrical connections during 2004/05, a similar number to the previous year. In addition, it has continued to expand its portfolio of electricity networks outside the Southern Electric and Scottish Hydro Electric Power Distribution areas. SSE's Connections business now owns and manages 16 electricity networks outside SSE's two electricity distribution areas.

It is also a licensed gas transporter, owning and operating gas mains and services in many parts of the country. The rate of connecting new premises to its gas networks continued to grow, and during the year, it connected a further 7,000 premises, up 20% on the previous year, taking the total number of connections to more than 27,000.

An illustration of the business' progress is its success in winning a major contract to provide, own and operate the electricity and gas networks for the Braehead development at Renfrew, part of the Clydeside area regeneration project. The development consists of around 2,000 residential units, with retail and commercial accommodation, including a large indoor ski slope and leisure centre. Preliminary work has started on site and the first connection is expected in the second half of this year.

GAS STORAGE

Gas storage delivered an operating profit of £18.3m, an increase of 60.5% compared with the previous year. Demand for gas storage facilities in the UK remains high and, in a volatile gas market, SSE has continued to enter into new contracts to provide storage at a significantly higher value than the contracts they replace.

The onshore gas storage facility at Hornsea, which SSE acquired in 2002, is currently the largest in the UK and has a good record of reliability. It therefore provides customers with a means of managing their changing supply/demand position. In this respect, meeting customers' nominations is vital and Hornsea has continued to be 100% available to customers except in instances of planned maintenance. Looking ahead to the 2005/06 winter, all of the capacity at Hornsea has already been sold.

SSE's joint venture with Statoil (UK), in which SSE is investing £150m, to develop what will become the UK's largest onshore gas storage facility at Aldbrough, is continuing to make good progress. With a total new capacity of around 420 million cubic metres, of which SSE will have the ownership interest in 280 million cubic metres, Aldbrough will provide essential additional gas storage for the UK energy industry.

Consent was received in March 2005 from DEFRA to begin 'leaching' the nine caverns that will be used to store gas. Leaching of the first cavern is now well under way and work on other caverns will follow during 2005/06. The process will take around four years to complete, with the first cavern expected to be ready to store gas by 2007.

TELECOMS

SSE's combined Telecoms business (SSE Telecom and Neos) achieved an operating profit of £10.6m in 2004/05, compared with £3.5m in the previous year. The benefits from establishing in 2003/04 a national telecoms network, a UK-wide sales force and a competitive range of products targeted at commercial and public sector customers are now being realised. As part of SSE, Neos is also able to position itself as one of the UK's most financially secure telecoms network operators.

The improvement in performance is partly the result of higher sales, and important contracts have recently been signed with major companies including Opal Telecom and O2. In addition, an improvement in gross margins and a reduction in overhead costs has been achieved, partly through synergy savings achieved by combining the SSE Telecom and Neos businesses.

EXCEPTIONAL ITEMS

TXU Europe Energy Trading Limited

On 30 March 2005, SSE received its first net distribution, of £159.1m, from the administrators of TXU Europe Energy Trading Limited and certain of its subsidiaries, with regard to its agreed claim of £294.2m in respect of a 14-year contract originally entered into in 1997.

After extinguishing a debtor balance, the net receipt of £111.2m was taken as an exceptional credit to the results for 2004/05. To this has been added SSE's share (£22.3m) of the distribution paid by the administrator to Barking Power Ltd, the operators of Barking Power Station.

SSE expects to receive further distributions of up to a total of £100m from the administration, in the autumn of 2005 and the spring of 2006, but these have not been recognised in the results to date as the value and precise timing of the receipts are uncertain. Overall, SSE now expects that over 85% of its agreed claim will be settled.

Peterhead Power Station

In line with the decision announced in November 2003, the 'structural' agreement under which Scottish Power paid a capacity fee each year for the use of part of the capacity of Peterhead Power Station ended on 31 March 2005. The agreement was in respect of the original station, which was not re-powered in 2001, and had been intended to run until 2012. Its end has led to a reappraisal of the power station and, in particular, the carrying value of the assets which were subject to the contract. This concluded that certain parts of the original station ought to be written-down. Consequently an exceptional impairment of £61.0m has been taken as a charge to the results for the year.





Gas Storage

SSE has begun creating the nine caverns that will be used to store gas at its Aldbrough gas storage facility. The project, a joint venture with Statoil (U.K.) Limited, will create enough storage for up to 420 million cubic metres of working gas. Once completed, the Aldbrough facility will be able to provide enough gas in a day to supply around four million homes.

The nine caverns are created by directionally drilling from a Central Processing Area down to the salt strata. Seawater is then pumped into the boreholes to dissolve the salt and form the caverns – a process known as leaching. The process will take around four years to complete with the first cavern expected to be ready to store gas by 2007.



→ Right
Gas Storage:
Onshore drilling at SSE's new Aldbrough gas storage facility.

← Far Left
Contracting:
The barracks overlooking Horseguards Parade in London are one of over 100 MoD sites maintained under the Prime contract.

← Left
Gas Storage:
The UK's largest onshore gas storage facility at Hornsea.

The re-powered station, which comprises three combined cycle gas turbines and a steam turbine, with a total capacity of 1,140MW, continues to be held at its full net book value as it remains one of the most flexible power stations in Europe and is considered to be an asset with very significant future economic life.

GROUP CAPITAL EXPENDITURE

Group investment and capital expenditure, excluding acquisitions, totalled £383.5m during 2004/05, compared with £289.7m in the previous year.

Capital expenditure in Power Systems was £176.7m, compared with £147.9m in the previous year. Of this, £100.3m was invested in network refurbishment and £76.4m on network expansion. Following the Distribution Price Control Review for 2005-10, SSE's capital expenditure in Power Systems is likely to increase to around £210m in 2005/06.

Another important feature of capital expenditure in 2004/05 was investment of £119.3m for growth in generation, with the refurbishment work being carried out at hydro electric power stations and the development of new hydro electric and wind energy schemes which will lead to the production of ROC-qualifying energy. In addition, £31.7m was invested in the ongoing development of the new gas storage facility at Aldbrough.

Within the overall total, capital expenditure for growth was £174.0m during 2004/05. This mainly comprised renewable energy and gas storage. As previously stated, capital expenditure will be significantly higher in the next few years, with investment in renewable energy, electricity networks and gas storage, and is expected to be around £500m in 2005/06. All investments are expected to achieve returns which are greater than the cost of capital and are expected to enhance earnings.

NET DEBT AND CASH FLOW

During 2004/05, SSE's net debt increased by £31.7m to £1,448.8m, following acquisitions totalling £339.0m and capital expenditure for growth, principally in renewable energy and gas storage, totalling £174.0m.

The fact that the increase in net debt is small reflects the strong underlying free cash flow generated by SSE and the inflows of: £159.1m cash from the TXU administration; the recovery of £60m from the debt book of Atlantic; and the cash generation of £53m from the contract book purchased with Fiddler's Ferry and Ferrybridge. As already stated, these positive benefits were offset by cash outflow on higher capital expenditure for growth and the acquisitions of the two power stations and Atlantic.

FINANCIAL MANAGEMENT

Treasury Policy

SSE's operations are financed by a combination of retained profits, bank borrowings, long-term debt issuance and commercial paper. As a matter of policy, a minimum of 50% of SSE's interest rate exposure is kept at fixed rates of interest.

Within this policy framework, SSE borrows as required, at both fixed and floating rates, with interest rate swaps and forward rate agreements being used to achieve the desired profile. All borrowings in foreign currencies are swapped back into Sterling.

At 31 March 2005, 97.6% of SSE's borrowings were at fixed rates, after taking account of interest rate swaps.

Liquidity policy requires SSE to ensure that it has committed borrowings and facilities equal to at least 105% of forecast borrowings over a rolling 12 month period. As at 31 March 2005, SSE had undrawn committed bank facilities of £650m, with a weighted average period, until maturity, of 4.7 years.

There is relatively little direct exposure to foreign currency risk as the United Kingdom is SSE's main area of operation. If either fuel or plant are contracted in foreign currency, SSE's policy is to hedge all material purchases through the use of forward purchases of foreign currency and derivative instruments. Indirect foreign exchange exposures created through SSE's gas purchases are similarly hedged on an ongoing basis.

Borrowings and Facilities

The objective for SSE is to maintain a balance between continuity of funding and flexibility, with a range of maturity dates. Its average debt maturity profile as at 31 March 2005 was 12.0 years, compared with 13.9 years as at 31 March 2004.

The maturity profile continues to reflect the medium to long-term nature of SSE's underlying assets and means its debt structure is in a strong position going forward, with around £1.65bn of borrowings in medium to long-term funding in the form of issued Bonds and European Investment Bank borrowings. A total of 1.7% of SSE's total borrowings will mature in the 12 months to March 2006.

SSE issued its first convertible bond, of £300m, in October 2004. Holders of the Bond may elect to convert their holdings into ordinary shares of SSE at a conversion price of 900p per share until its final maturity date in October 2009. In return, SSE benefits from a low interest coupon of 3.75%, contributing to the reduction in its average interest rate payable. The net proceeds of the Bond were partly used to reduce SSE's existing borrowings, with the balance held as cash on deposit to contribute to the funding of the gas networks acquisition.

In November 2004, a new five-year £650m committed Revolving Credit Facility was signed to provide standby liquidity and to backstop SSE's commercial paper programme which was increased to €1.5bn during the year. This facility replaced more expensive facilities at both SSE plc and Southern Electric Power Distribution plc, while an increase in the total size of available committed funding reflects the larger potential borrowing requirements of SSE going forward.

Interest

SSE's net interest charge in 2004/05 was £90.9m, compared with £85.5m in the previous year. This reflects the acquisitions made during the period, offset by continuing strong cash flow. The average interest rate for SSE during the year was 5.91%, compared with 5.96% in the previous year. Underlying interest cover was 9.0 times, compared with 8.4 times the previous year.

TAX

The effective current tax rate, before exceptional items, was 25.5%, compared with 24.1% in the previous year. As deferred tax liabilities are only a potential exposure, discounting has been applied to reflect the long-term nature of the assets and this impacts on both the profit and loss account and on the balance sheet. An additional discounted liability of £21.5m has been recognised on the balance sheet as at 31 March 2005. The tax charge, before exceptional items, including the deferred tax element, was 30.1%, compared with 26.3% in the previous year.

BALANCE SHEET

SSE continues to maintain one of the strongest balance sheets in the global utility sector, which continues to give it significant competitive advantage in terms of cost of funding and supporting new developments. In February 2005, the rating agency Moody's re-affirmed SSE's credit rating as Aa3 (or 'strong'). In line with the FRS 17 treatment of pension scheme assets, liabilities and costs, a net pension scheme liability of £143.6m is recognised in the balance sheet at 31 March 2005, including, for the first time, £19.6m of deficit in respect of the scheme for employees at Ferrybridge and Fiddler's Ferry.

During 2004/05, employer cash contributions to the Scottish Hydro Electric scheme amounted to £8.9m and £3.0m was contributed to the scheme for employees at Ferrybridge and Fiddler's Ferry.

Contributions to the Southern Electric pension scheme amounted to £10.0m during 2004/05.

The actuarial valuation of the Southern Electric scheme as at 31 March 2004 was finalised. As expected, the results showed a gross deficit of £275.5m, compared with the FRS 17 deficit on the same date of £253.0m. The FRS 17 gross deficit on 31 March 2005 was £282.0m.

Following discussions with the Trustees on how this deficit might be repaired, a contribution towards the deficit of £29.5m per year (increasing each year in line with RPI) was agreed in March 2005, in addition to an ongoing contribution rate of 19.9% of salaries. As part of the Distribution Price Control Review for 2005-10, it was agreed that allowances for 76% of deficit repair contributions should be included in price controlled revenue.

Similar discussions have been concluded with the Trustees of the pension scheme that exists for the benefit of employees at Fiddler's Ferry and Ferrybridge power stations where a gross deficit of £13.7m has been calculated as at 31 March 2004. An additional contribution of 8% of salary (around £1.3m per year) has been added to the employer's contribution rate in order to repair the deficit.

PURCHASE OF OWN SHARES

During 2004/05, the Directors of SSE did not exercise their authority to purchase, in the market, the company's own shares. In the previous year, 1,760,000 of the company's 50p ordinary shares were purchased and cancelled at an average price of 633p per share. The Directors will seek renewal of their authority to purchase, in the market, the company's own shares at the Annual General Meeting on 28 July 2005. It remains the policy of the Board of SSE to take opportunities to return value to shareholders through the purchase of the company's own shares should the conditions be appropriate.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

SSE's interim results for 2005/06, to be published in November 2005, will comply with International Financial Reporting Standards (IFRS) as adopted by the European Union. In advance of that, SSE will re-state its accounts for 2004/05 in accordance with IFRS, and make the re-stated accounts available via its website. A seminar for analysts and investors on the transition to IFRS will be held in September, and the presentation will also be made available on SSE's website. SSE does not believe that the adoption of IFRS will have any impact on its dividend policy. A description of the issues in respect of IFRS appears on page 62.

SAFETY AND THE ENVIRONMENT

SSE aims to create value for shareholders by running the business with a strong emphasis on safety and on caring for the environment. During 2004/05, the number of lost time and reportable accidents within the company was 17, which was the lowest ever and which compared with 27 in the previous year. The number of serious, or potentially serious, road traffic accidents involving employees driving company vehicles fell from 0.52 per 100 vehicles to 0.42 in 2004/05.

To benchmark its environmental activities, SSE took part in Business in the Community's Environment Index, the results of which were published in April 2005. Its score was 98.8%, making SSE the joint top performing company in its sector, placing it in BitC's 'Premier League' of participating companies.

The Environment Index is part of a wider Corporate Responsibility Index, in which SSE participated in full for the first time. Its score was 93%, which positioned it joint 14th out of 144 participating companies.

EMPLOYEES

The progress made by SSE is largely due to the outstanding work done by employees in every part of the business. There is no doubt that 2004/05 was the most eventful year so far in the development of SSE. At the same time, one of SSE's eight principles of corporate responsibility is to provide opportunities for employees to become shareholders in the company.

In support of this principle, and in the light of a wish to give additional recognition to employees' performance in the year, the Board has decided to make a special award of 50 free shares in the company to everyone employed by SSE on 31 March 2005 and still in employment on the date the shares are awarded. Under the arrangements for the award, the shares will be held in trust for five years.

STRATEGY AND OUTLOOK

SSE has consistently set out four areas in which it can enhance and create value for shareholders: maintaining and investing in energy networks; adding to its leading-edge generation portfolio; growing its energy supply business; and developing its growing presence in businesses such as contracting, connections, telecoms and gas storage. This focus on energy and energy-related businesses in the UK has delivered growth in the dividend of 54.5% between 2000 and 2005, and it will continue, with the clear objective of delivering the new dividend target in the years ahead.

In practice, this means that SSE's emphasis during 2005/06 will continue to be on the effective day-to-day management of its businesses and on securing value from its acquisitions and its investment programme. Following a period in which the scale and scope of SSE's activities has increased significantly, the highest importance during 2005/06 will be attached to delivering significant value for shareholders from the opportunities that have been created over the past two years. □


Ian Marchant Chief Executive


Colin Hood Chief Operating Officer


Gregor Alexander Finance Director


Alistair Phillips-Davies Energy Supply Director

Scottish and Southern Energy believes that corporate responsibility is essential to the maintenance of financial strength and to the achievement of its core objective, which is to deliver sustained real growth in the dividend payable to shareholders. This means that it seeks to ensure that responsible business practice is fully integrated into the management of its operations and into the culture of all parts of its business.

CORE VALUES

SSE's core values focus explicitly on achieving sustainable growth by:

→ putting CUSTOMERS first;

→ being OPEN and HONEST;

→ being SAFE, strong and resourceful; and

→ caring for the ENVIRONMENT.

PRINCIPLES OF RESPONSIBILITY

In support of these values, SSE has eight principles of corporate responsibility, adopted by the Board to focus on issues of particular significance to SSE and the sectors in which it operates. The principles reflect four impact areas defined by Business in the Community (BitC): workplace; environment; marketplace; and community. They have also been selected on the basis that there are clear and measurable performance indicators in respect of each of them.

SSE's principles of corporate responsibility are:

→ achieving the highest standards of health and safety performance;

→ providing opportunities for employees to be shareholders in the company;

→ being actively responsible by complying with and exceeding, where appropriate, all statutory and regulatory environmental requirements;

→ prioritising, and continually improving, environmental performance across all activities;

→ working to ensure that the quality of service delivered to customers is sector-leading;

→ responding effectively to any customer concerns about products and services;

→ ensuring that the communities which SSE serves have a safe and reliable supply of electricity; and

→ encouraging employees to be good citizens in the communities in which they live and work.

SSE believes that the successful application of these principles of corporate responsibility will improve its operational performance, safeguard its reputation, contribute to financial performance and support shareholder value.

BitC CORPORATE RESPONSIBILITY INDEX

To benchmark its approach to corporate responsibility, SSE was one of 144 companies which participated in Business in the Community's Corporate Responsibility Index and Environment Index 2004, the results of which were published in April 2005. According to BitC, participation in the Index demonstrates 'a commitment to responsible business practice and to openness and transparency in reporting'.

SSE's score in the Index was 93%, and its position in the Index was joint 14th. This was the second highest position achieved by a company taking part in the Index for the first time.

WORKPLACE

Employees
SSE as a whole directly employed 11,034 staff at the end of March 2005, all in the UK, compared with 9,785 the year before. There was a 10.6% 'turnover' of employees, compared with 10.8% in the previous year.

Safety
One of SSE's principles of corporate responsibility is achieving the highest standards of health and safety performance. In line with this, SSE believes that all work can be done in such a way that no-one, whether an employee, contractor, customer or member of the community, suffers from its operations. It believes that all accidents and injuries are preventable and it aims to provide staff with the training, work methods and equipment to achieve that goal.

SSE's general policy with regard to Health and Safety at Work was reviewed in March 2005 and endorsed by the Safety and Environmental Advisory Committee of the Board.

'Being safe' is a core value in the business. In line with this, SSE's Health, Safety and Environment Manual, which has the status of a work instruction, emphasises that safety will not be compromised for business interest or operational pressures and that all injuries, plant damage and 'near misses' will be reported and investigated. The Director with lead responsibility for Health and Safety, and with Board-level responsibility for all Human Resources issues, is Colin Hood.

In the year to 31 March 2005, there was a total of 17 lost-time and reportable injuries across the entire SSE group, which was 10 fewer than in the previous year and equivalent to 154 per 100,000 employees. This is the best-ever performance achieved by employees of SSE.

Of the 17 injuries, 13 were the result of 'slips, trips and falls', including falls from height. There were no fatalities, and 51 business units out of a total of 59 had no lost-time injuries.

During the year, a continuing emphasis was placed on safe driving, both in and out of work. The number of serious, or potentially serious, road traffic accidents involving employees driving company vehicles during 2004/05 was 0.42 per 100 vehicles, an improvement on the 0.52 recorded in the previous year.

SSE recognises that effective accident and injury prevention requires not only a documented management system but also the development and maintenance of a safe and healthy work culture. The Health and Safety Executive has endorsed a Health and Safety Climate Survey research tool to help assess the health and safety culture within an organisation. Having been piloted within Southern Electric Contracting during 2003/04, the survey was completed by almost 500 staff in SSE's Domestic Energy Sales Teams during 2004/05. The areas for improvement identified as a result of the survey will be implemented during 2005/06.

SSE is seeking to secure a further significant reduction in the number of lost-time and reportable injuries and in the number of road traffic accidents during 2005/06. To support this, there is in place a 'Make It Zero' safety competition. Its aims are to support SSE's ultimate target of injury-free working by recognising and rewarding excellent safety performance and benefiting charities.

Health
SSE's policy is to deal with genuine and acceptable sickness absence confidentially and sympathetically and it aims to help employees make a speedy return to health and to work by seeking and taking into account medical advice. During 2004/05, the average number of days of absence from work per employee was 5.43, compared with 5.47 the year before and 5.90 in 2002/03.

The maintenance of a healthy workforce is a key element of SSE's health and safety policy and in line with this the decision was taken to issue a confidential general health audit questionnaire to employees. The questionnaire covers areas such as diet, smoking, stress and mental health. It allows health improvement guidance to be directed to individuals, as well as to employees as a whole.

SSE's Employee Assistance Programme includes the provision of professional counselling services for those employees who have personal problems, including relationship or financial matters.

Equal Opportunities

SSE's equal opportunities policy aims to ensure that all members of staff and job applicants are no less fairly treated due to sex, marital status, race, disability or other reasons not justified in law or relevant to performing the job. There were no occasions during 2004/05 on which SSE was found to have failed to comply with equal opportunities legislation. It is SSE's policy, where possible, to provide employment opportunities for disabled people. Staff who become disabled are supported in continuing employment through identification of suitable jobs and the provision of any necessary re-training.

Training and Development

SSE's training policy is to ensure that employees have the necessary skills, knowledge and attitudes to perform their role effectively. In line with this, a diverse and comprehensive training programme is in place, supervised by a group-wide training department that was established during 2004/05.

SSE continues to support employees seeking Scottish or National Vocational Qualifications in Call Handling, Customer Service and Business Administration. In addition, there are now over 300 craft apprentices within SSE's contracting businesses, a number that is set to grow in future with the addition of Eastern Contracting and with expansion into mechanical apprenticeships.

Over 60 staff are also supported by SSE through the Educational Qualifications Scheme, with a particular focus on supporting staff in electricity distribution depots who are seeking to gain City and Guilds and HNC qualifications in electrical engineering.

SSE is also a partner in the Institute of Electrical Engineers' Power Academy, which provides sponsorships for final year MEng or BEng undergraduates and offers summer work placements, with the aim of encouraging more people to choose electrical engineering as a degree choice. This complements SSE's existing informal bursary schemes through which support is given to students at Southampton and Strathclyde Universities.

In addition, there is in place in SSE a process for providing to employees periodic formal and structured feedback on their performance and development. This process takes place in the context of regular, informal monitoring. To support this process, an 'interviewee's guide' is available to help employees understand what they should do to gain maximum benefit from this review process.

Disclosure

Were an employee or agency worker to become aware of information indicating that SSE or an employee of SSE is failing to recognise the obligation to act responsibly, they would be encouraged to disclose it. The individual would be protected from suffering any form of disadvantage or action as a result of raising a concern in accordance with SSE's policy on public interest disclosure. There is also a confidential grievance procedure for employees, which was formally invoked by five employees during 2004/05.

JNCC

There is a well-established Joint Negotiating and Consultative Committee, which has a consultative and negotiating role and which includes lay and full-time representatives from the five recognised trade unions.

In March 2005, the five trade unions' ballot produced an 'emphatic' vote in favour of SSE's pay offer for the three years to 31 March 2008. As part of the package agreed with the trade unions, SSE intends, subject to Inland Revenue approval, to introduce a scheme to assist working parents with the cost of childcare.

Pensions

To encourage new employees to make provision for their retirement, a series of pensions roadshows was held during 2004/05. In addition, to encourage new employees to think about their pension provision, a decision was taken to require them to decide *not* to participate in SSE's Group Personal Pension if they wished, rather than to decide to opt in to it. This was implemented on 1 April 2005 and is designed to lead to an increase in the number of employees joining the pension plan.

Participation

Providing opportunities for employees to become shareholders in SSE is one of the principles of corporate responsibility which the Board has adopted. Ownership of shares is encouraged by a Share Incentive Plan (SIP) and by a separate Save-As-You-Earn (SAYE) scheme.

A number of important changes to both schemes were introduced in 2004/05 in order to increase further the number of employees participating in them. The number of employees participating in the SIP increased from 30% at the end of 2003/04 to 36% at the end of 2004/05. This compares with an average of 31% for FT-SE100 companies, according to a Proshare survey carried out in the summer of 2004.

Partly to encourage near-universal ownership of shares among employees, the Board decided to make a special award of 50 free shares in the company to everyone employed by SSE on 31March 2005 and still in employment on the award date. In addition, the eligibility rules for both the SIP and Sharesave have been changed to encourage further participation in the future.

Participation in SSE's affairs is encouraged through team meetings, briefings, an internal magazine, an employee intranet and through issue-specific surveys such as those carried out on employees' attitude to the environment and on their knowledge of the company's core values. During the year, employees were given the opportunity to attend and participate in 'roadshow' sessions with directors and senior managers.

A Health, Safety and Environmental Advisory Committee is convened in each quarter of the year to consult employees on these three subjects. The outputs from the Committee are implemented through site-specific health, safety and environment groups.

A summary of SSE's policies for employees is published on its website (scottish-southern.co.uk).

ENVIRONMENT

Policy

'Caring for our environment' is one of SSE's core values. In addition, two of SSE's eight principles of corporate responsibility relate directly to the environment: complying with and exceeding, where appropriate, all statutory and regulatory environmental requirements; and prioritising, and continually improving, environmental performance across all activities.

SSE's Environment Policy, which was reviewed in January 2005, is set out in full in its Sustainability Report 2005, along with SSE's performance in respect of the environmental targets set for 2004/05. The Director with lead responsibility for the environment is Colin Hood. In addition, during 2004/05, a new role of Head of Sustainable Development was created to support the achievement of SSE's environmental objectives.

BitC Environment Index

To benchmark its environment-related activities, SSE participated in the 2004 BitC Environment Index, the UK's leading environmental benchmarking tool, in which 178 companies participated.

The Index results were announced in April 2005. SSE's score was 98.80%, compared with 98.13% in the previous year. This was a good result, not least because BitC said that some of the questions for the 2004 Index had changed since the previous year, becoming 'more detailed and challenging'. This score made SSE the joint top performing company in its sector and put it in BitC's 'Premier League' of participating companies.

Environmental Management

During 2004/05 there were no environmental incidents which resulted in SSE being served with a formal procedural notice by the environmental regulator. This compares with one in the previous year. There was, however, a breach of Integrated Pollution Control (IPC) at Peterhead Power Station, when a loss of distillate oil fuel to the sea occurred. The direct cause of the release was a failure to comply absolutely with Station Operating Instructions. A full review has been conducted and recommendations implemented. SSE's target for any given year is zero environmental incidents.

SSE's ISO 14001 certified Environmental Management Systems cover its major power stations, which have the highest environmental impact. SSE's portfolio of gas-fired power stations is the most thermally-efficient in the UK and it is the largest generator of electricity from renewable sources in the country.

In support of these systems, SSE has introduced a 'Make A Difference' competition for employees. The specific aims of the competition are to: recognise and reward excellent environmental performance within SSE; promote innovative approaches to caring for the environment; and benefit charities of the successful employees' choice.

Carbon Dioxide Emissions
In 2004/05, carbon dioxide emissions from SSE's own electricity generation portfolio were 10.0 million tonnes, compared with 8.5 million tonnes in the previous year. A major part of the increase is attributable to the fact that SSE owned 100% of Medway throughout 2004/05, compared with just five months of the previous year. The total for 2004/05 excludes emissions from the coal-fired Ferrybridge and Fiddler's Ferry Power Stations which were acquired in July 2004. These were 10.1 million tonnes during the year.

Energy Efficiency
Encouraging energy efficiency is also part of SSE's environmental responsibility and the Sustainability Report 2005 includes the Energy Efficiency Annual Report. SSE's target under the Energy Efficiency Commitment (EEC) 2002-05 was to secure 6,033GWh of fuel-standardised energy savings. Savings from measures installed are expected to exceed the target by some 65%. In total, this is equivalent to the carbon dioxide emissions of a typical 210MW gas-fired power station.

MARKETPLACE

Market
Putting customers first is one of SSE's core values. Two of SSE's principles of corporate responsibility are: working to ensure that the quality of service delivered to customers is sector-leading; and responding effectively to any customer concerns about products and services. The Director with lead responsibility for energy marketing is Alistair Phillips-Davies.

SSE supplies electricity and gas to over six million customers, in a market which has been fully competitive since Ofgem removed all remaining supply price controls in 2002.

To be successful in this market, SSE believes it is essential to adhere to its principles of corporate responsibility. It recognises that customers will continue to acquire products and services from companies they respect, and that inappropriate marketing and sales techniques and inadequate customer service will directly damage the business.

The quality management system for energy sales has been approved by Lloyd's Register Quality Assurance to BS EN ISO 9001:2000. The system is applicable to marketing, sales and customer service relating to the supply of electricity and gas.

Performance
SSE, excluding Atlantic, is the only energy supply company in the UK to have a five star Service Rating from uSwitch, which bases its analysis on how energy suppliers deal with customer complaints and on how wide a range of services they offer.

The leading independent study, by JD Power, published in November 2004, found that SSE has the highest level of customer satisfaction among UK gas suppliers and the third highest among electricity suppliers.

Throughout 2004/05, SSE focused on improving its operations further to keep complaints about its products and services to a minimum. Despite having 850,000 more customers at the end of the financial year than it did at the start, it secured a reduction in the number of complaints referred to energywatch for resolution, from just over 2,600 to fewer than 1,400 (excluding Atlantic).

Throughout 2004/05, SSE consistently had the lowest rate of complaints to energywatch about customer transfers and billing. In the statistics published by energywatch in March 2005, SSE also had the lowest rate of complaints about direct selling, with 0.07 complaints per 1,000 transfers. This compared with an industry average of 0.12 complaints per 1,000 transfers.

Suppliers
As a major purchaser of goods and services, SSE recognises that it has the opportunity to encourage suppliers of those goods and services to deliver good environmental and safety performance and to maintain responsible business practices towards their employees and the communities in which they operate. In line with this, it has produced guidance for suppliers on its approach to, and policy on, these issues within its overall procurement strategy, and this is available on its website (scottish-southern.co.uk).

In addition, SSE has subscribed to the Verify system, operated by an independent company, Achilles, which assesses the environmental, health and safety and quality commitment of all potential suppliers and contractors. Through a consultative process, culminating in on-site visits, suppliers and contractors provide a comprehensive insight into their business in these vital areas.

COMMUNITY

Being open and honest is a core value in SSE and central to this is an active programme of engagement with stakeholders, including community representatives, such as MPs and MSPs, and organisations with an interest in SSE's activities. SSE is an active participant in a large number of industry forums, ranging from the UK Business Council for Sustainable Energy to the Energy Networks Association.

In addition, two of SSE's principles of corporate responsibility are: ensuring that the communities which SSE serves have a safe and reliable supply of electricity; and encouraging employees to be good citizens in the communities in which they live and work. Its approach to community matters is guided by these two principles.

The Director with lead responsibility for community matters is Ian Marchant and SSE's policy on community matters is available on its website (scottish-southern.co.uk).

Stakeholders
In line with SSE's commitment to engage with stakeholders, SSE's approach to major projects is to ensure that the relevant statutory and non-statutory groups, organisations, communities and individuals have the opportunity to be involved in consultations. For example, voluntary public consultations were held by SSE on the proposal to replace the existing electricity transmission line connecting Beauly and Denny with a new line and on the possible development of an electricity transmission connection between the Western Isles and the Scottish mainland.

Safe and Reliable Electricity Supply
SSE continues to believe that a key corporate responsibility is to ensure that the communities which it serves have a safe and reliable supply of electricity. For this reason, the operational performance of Power Systems, set out on page 8, is a key performance indicator.

Performance against Ofgem's Guaranteed Standards of Performance, which deal with issues such as notice of planned supply interruption, is vital. During 2004/05, SSE failed to meet the standards on only two occasions, compared with three occasions in the previous year.

During the major storm in the north of Scotland in January 2005, it was clear that the local community radio station in the Western Isles, Isles FM, played a critical part in maintaining communications and in disseminating vital public information in the islands. In view of this, and of SSE's commitment to communicating with affected customers during major incidents, SSE gave a one-off donation of £50,000 to the appeal which is seeking to extend Isles FM's coverage throughout the Western Isles.

Promoting Electrical Safety
To promote the importance of electrical safety to schoolchildren, SSE produces an educational website and comic, of which more than 250,000 copies have been requested by local education authorities and emergency services in the north of Scotland, central southern England and south Wales in the past two years.

Help For Vulnerable Customers
As at 31 March 2005, customers considered vulnerable in 173,000 households were registered with SSE's priority services register, Careline, compared with 151,000 in the previous year. During 2004/05, SSE did not disconnect the electricity supply from any households known to be occupied by pensioners, the disabled or chronically sick people.

In March 2005, SSE announced details of energyplus care, a new tariff and package of services for its most vulnerable customers. Qualifying customers are those with acute multiple problems: a low income that needs to be supported by particular benefits; special needs such as a disability; and a home that has particularly poor energy efficiency. The package should enable a family living in a three bedroom semi-detached house to cut their total energy bill by around 30%, or around £200, a year.

Between 2005 and 2008, SSE expects to help around 250,000 'priority' households to lower their energy bills through the provision of free energy efficiency measures such as loft and cavity wall insulation. Its customers can obtain free energy efficiency advice by calling the company's 'energyline' on 0845 777 6633.

SSE also offers 'tailor made' payment arrangements to help customers in need, with around 200,000 households taking advantage of these arrangements during 2004/05.

To ensure that its activities for vulnerable customers are effectively managed and co-ordinated, SSE created a new role of Head of Priority Services during 2004/05.

Active Citizens
In line with its principles of corporate responsibility, SSE believes that employees should be encouraged and enabled to be active citizens in the communities in which they live and work. For this reason, it has in place a scheme by which funds raised by employees for charitable and community causes are matched by SSE (up to a limit of £500 per employee). In 2004/05, over 250 employees took part in the scheme, which helped them raise a total of around £150,000 for good causes.

Employees of SSE raised £25,000 in workplace collections to assist the victims of the Asian Tsunami. This sum was matched by SSE, making the total donation £50,000.

During 2004/05, SSE established partnerships with five children's hospices (Rachel House and Robin House in Scotland, Naomi House and Helen House in central southern England and Ty Hafan in Wales) in order to raise funds to support their activities. As part of this, a total of over 1,200 SSE staff participated in a payroll-giving scheme during the year, and funds raised from this scheme were also matched by SSE.

In addition, SSE sponsored and supported a major fund-raising 'bike and hike' event of up to 70 miles for the Maggie's Cancer Caring Centres, at Loch Ness in May 2004. Around 500 employees from all parts of SSE took part, helping to raise over £600,000 for the charity. SSE also supported the second such 'bike and hike' event in May 2005.

Charitable Donations
Overall, in 2004/05, SSE directly supported charitable and community activities with donations totalling £400,000. This includes donations totalling £75,000 to the Tsunami Appeal and to Isles FM.

Major Projects
In addition to its day-to-day support for charitable and community initiatives, SSE recognises that its major projects in electricity generation and gas storage benefit from the co-operation of local communities in a variety of ways. In recognition of this, its policy is to establish long-term funds to support community projects.

For example, SSE and its partner Statoil (UK) Ltd have placed £240,000 in a fund for learning and skills development projects to benefit people living in the Holderness area near Aldbrough, where the land is being developed for the storage of gas. Grants will be awarded to projects that aim to develop the skills and knowledge of local people, for example to gain employment in the changing workplace, remove barriers to accessing work or assist activities that advance the education of children.

RESEARCH AND DEVELOPMENT

A balanced approach to research and development is one of SSE's corporate responsibilities. SSE pursues a range of research and development initiatives, which are generally environmentally-driven.

The partnerships with The Weir Group, Talisman Energy, Renewable Devices Swift Turbines Ltd and solarcentury are examples of this, given their focus on the development of new technologies for electricity generation from renewable sources. Other examples of SSE's work include its participation in a feasibility study into underground coal gasification in the Firth of Forth.

Ofgem has introduced the 'Innovation Funding Incentive' (IFI) the main point of which is to encourage electricity distribution businesses to deliver real benefits to customers by identifying innovative ideas to improve efficiency and customer service.

Eligible projects have to deliver benefits to customers in terms of quality of supply, safety, the environment or cost savings. For example, SSE is working on a joint project, with Strathclyde University, looking at a device for locating low voltage cable faults. It is hoped that this device will accurately pinpoint the location of faults and thus reduce the amount of time engineers have to spend identifying them.

Following its investment in the company, SSE is involved in work being done by solarcentury and by FKI Ltd, which supplies pole-mounted reclosers (PMRs). This work concerns the possible use of solar panels to power the PMRs, instead of using voltage transformers. SSE has agreed to install 10 such units on its electricity networks in order to trial the technology.

SUMMARY

The Board is satisfied that corporate responsibility matters do not represent a material threat to SSE. Overall, it is confident that there are effective systems in place within SSE to assess and manage corporate responsibility-related issues and risks. These systems are regularly monitored and reviewed. SSE's principles of corporate responsibility will remain central to its activities in 2005/06. □

The Board is committed to the highest standards of corporate governance. It has due regard to the continuing developments in this field, including policy guidelines which are regularly issued and updated by organisations such as the ABI, NAPF and PIRC. This statement sets out the key governance principles and practices of Scottish and Southern Energy. The Remuneration Report on pages 34 to 38 details the remuneration policies and practices.

Combined Code Compliance

The Board considers that this statement on how the company complies with the Combined Code of Corporate Governance provides the information necessary to enable shareholders to evaluate how the principles of the Code have been applied. The company has complied with the provisions of the Combined Code throughout the year apart from two provisions which are explained in the following paragraphs. The Board therefore considers that the company has satisfied its obligations under the Combined Code.

- David Sigsworth retired as an Executive Director on 31 March 2005, and Henry Casley retired as a non-Executive Director on 17 May 2005. The composition of the Board therefore now comprises a non-Executive Chairman, four Executive Directors and four independent non-Executive Directors, which complies with the Combined Code provisions in this regard. However, as reported last year, as a result of the Combined Code, Henry Casley was considered not to be independent and accordingly half of the Board did not, during the year, comprise independent non-Executive Directors excluding the Chairman.
- As there was a change in the Chairmanship of the Board as at 31 December 2004, it was considered inappropriate to evaluate the performance of the retiring Chairman, and premature to evaluate the performance of the new Chairman. The new Chairman did, nevertheless, participate in the Board performance evaluation which is explained below. Evaluation of the Chairman's performance will, however, be carried out in future years, unless similar special circumstances apply.

Sir Graeme Odgers, who retired on 18 May 2004, was considered to be independent, and Sir Robert Smith was considered to be independent prior to his appointment as Chairman on 1 January 2005.

The Board acknowledges its responsibility for ensuring that an adequate system of internal control exists which accords with the requirements of the Turnbull Committee guidance.

Board of Directors

The Board currently consists of a non-Executive Chairman, four non-Executive Directors and four Executive Directors, thus achieving an appropriate balance of independence and experience.

Kevin Smith joined the Board on 24 June 2004 and his appointment was confirmed at the Annual General Meeting on 29 July 2004. The appointment followed a recommendation from the Nomination Committee.

Sir Robert Smith became Chairman on 1 January 2005. The Board considered his other commitments and positions, particularly his chairmanship of the The Weir Group plc, and was satisfied that Sir Robert would be able to devote sufficient time to the company. Details of his other commitments are contained in his biography on page 30. Further details of changes to Board membership during the year are set out in the Directors Report on page 32.

The Senior Independent Director is the Deputy Chairman, David Payne. Prior to 1 January 2005, Sir Robert Smith was the Senior Independent Director.

Sir Robert Smith, René Médori, and Colin Hood come up for re-election at the forthcoming Annual General Meeting. Following the performance evaluation reported on below, it is confirmed that the performance of the Directors coming up for re-election continues to be effective and they remain committed members of the Board. Biographical details of all the Directors, including those being proposed for re-election, are shown on page 30.

Directors' Attendance

In addition to the Annual General Meeting, the Board had nine scheduled meetings during the year and meets more frequently as required. The attendance of Directors at Board meetings and meetings of its principal committees during the year are set out in the table below.

The Chairman and non-Executive Directors met during the year without the executive management being present. The non-Executive Directors would consider meeting without the Chairman if there were concerns which the Chairman had failed to resolve or if there were any issues concerning his performance. The Directors are fully briefed in advance of all Board meetings on all matters to be discussed, including regular business and financial reports, and they also receive copies of analysts' and brokers' reports on the company.

Directors' Attendance

	Board Meetings (9 meetings)		Audit Committee Meetings (3 meetings)		Nomination Committee Meetings (1 meeting)		Remuneration Committee Meetings (4 meetings)	
	Attended	Possible	Attended	Possible	Attended	Possible	Attended	Possible
Gregor Alexander	9	9	–	–	–	–	–	–
Henry Casley[1]	9	9	–	–	–	–	–	–
Bruce Farmer[2]	6	6	–	–	1	1	–	–
Colin Hood	9	9	–	–	–	–	–	–
Ian Marchant	9	9	–	–	1	1	–	–
René Médori	8	9	3	3	–	–	1	1
Graeme Odgers[3]	1	1	1	1	–	–	–	–
David Payne	9	9	1	1	1	1	4	4
Alistair Phillips-Davies	9	9	–	–	–	–	–	–
Susan Rice	8	9	2	2	0	1	3	3
Kevin Smith[4]	7	8	–	–	1	1	1	1
Sir Robert Smith	9	9	2	2	–	–	2	3
David Sigsworth	9	9	–	–	–	–	–	–

1. also attended the quarterly meetings of the Safety and Environmental Advisory Committee
2. retired on 31 December 2004
3. retired on 18 May 2004
4. appointed on 24 June 2004

Board Procedures

The Board has reserved to it authority in respect of areas which are significant to the Group's business. In particular, the Board has a schedule of matters specifically reserved to it for decision, which includes strategic items, Board and Committee appointments and related governance matters, approval of the annual budget, Company Reports and Financial Statement, significant contracts, capital expenditure and certain key policies. This schedule was reviewed by the Board at its meetings held on 29 July 2004 and 27 January 2005. The schedule is available on the company's website (scottish-southern.co.uk). The Board receives detailed financial and operational information to allow it to monitor effectively the performance of the key areas of the business.

All Directors are required under the Articles of Association to stand for re-election at least every three years. Any Director appointed by the Board during the year is subject to election at the next Annual General Meeting.

The Board reviewed the membership of the various committees of the Board at its meetings held on 29 July 2004 and 9 December 2004 to take account of the appointment of a new non-Executive Director and retirements from the Board.

All of the non-Executive Directors have been appointed for fixed terms of three years.

Induction and Training

Directors receive an appropriate induction course on joining the Board which includes meetings with senior management, visits to key sites, and a meeting with the company broker and analysts. It also covers a review of all risks facing the Group including key operational issues such as safety and environmental performance.

Directors are also able to update their knowledge and skills, for example by regular briefings on business issues, presentations by senior management on the full range of the Group's activities, and visits to key offices and operational sites. There is an agreed procedure for Directors to be able to take independent professional advice in the furtherance of their duties, if necessary, at the Group's expense and all Directors have access to the advice and services of the Company Secretary. There is appropriate Directors' and Officers' insurance cover in place.

Performance Evaluation

A review of the Board and Committee performance was conducted by the outgoing Chairman, Dr Farmer, during the year, to assess the performance of the Board as a whole and of the Audit, Remuneration and Nomination Committees. A detailed questionnaire based on externally produced guidelines was completed by each Director which covered such subjects as the role of the Board, corporate governance, information and monitoring of performance. Interviews were conducted with each Director and with the Company Secretary. A report setting out a summary of the review was considered by the Board at its meeting on 9 December 2004. The conclusion was that there were no significant issues to address, but some improvements were suggested and are being acted upon. This review will continue to be carried out on an annual basis.

A review of the performance of each Director was also carried out by Dr Farmer.

During the year the Board considered and kept under review its plans on succession for senior management within the Group.

Board Committees

The Board has six standing committees, and the terms of reference of each Committee were reviewed by the Board at its meeting on 27 January 2005. The Company Secretary acts as Secretary of each of the Remuneration and Nomination Committees and the Deputy Secretary acts as Secretary of the Audit Committee. The terms of reference of the Committees are available on the company's website.

Audit Committee

The Audit Committee currently comprises the following non-Executive Directors appointed by the Board:

→ René Médori (Chairman)
→ David Payne
→ Susan Rice

Sir Graeme Odgers retired as a Director and Audit Committee Chairman on 18 May 2004. Susan Rice joined the Audit Committee on that date and René Médori became Committee Chairman. Sir Robert Smith stood down as a Committee member on 1 January 2005 on becoming Company Chairman, and David Payne joined the Committee on that date.

The Board considers that the membership of the Audit Committee as a whole has sufficient recent and relevant financial experience to discharge its functions, and that in particular René Médori has recent and relevant financial experience.

The Committee reviews the financial reports of the Group, considers the results of the auditors' examination of Group Accounts and reviews the programme of work of the Group's internal audit function. It meets regularly with management and with the internal and external auditors to review the effectiveness of the Group's systems of internal control and business risk management on behalf of the Board. The Committee receives reports on a large number of different activities within the Group, including areas where there could be significant risk such as energy trading and treasury. Follow-up reports are also provided to the Committee to ensure appropriate actions are completed. The Committee also reviews the terms of appointment of the external auditors and partner rotation.

The Committee received briefings during the year on new accounting developments, such as reports and presentations on the International Financial Reporting Standards.

The Committee has an established policy for pre-approval of the appointment of the auditors for non-audit services and keeps this issue under continual review. The policy is designed to ensure that the independence of the external auditors will not be compromised by any non-audit work they carry out for the Group by specifying work from which the auditors are excluded, and other work which may be awarded to them in a competitive tender process. If the value of the work is below a certain level and it is considered in the best interests of the company to place the non-audit work with the auditors, then a competitive tender may not be required. The Committee is confident that the objectivity and independence of the auditors are not affected by this further work. The Committee is satisfied that such work is best handled by the auditors because of their knowledge of the Group. An analysis of non-audit fees incurred in the year is set out in note 3 on page 48. It is clear from independent surveys that the company continues to award a very low amount of non-audit work to its auditors KPMG Audit Plc, compared to most FT-SE100 companies.

The Chairman of the Committee reports to the Board following each meeting of the Committee on the main areas and subjects the Committee has reviewed such as risk management, internal control matters, internal audit reports and any issues arising from its review of Group Accounts. During the year, the Audit Committee met on three occasions. It also met with the external auditors without management present. The policy on fees paid to Audit Committee members is explained in the Remuneration Report on page 36.

The Committee recommended to the Board that KPMG Audit Plc be proposed for reappointment, having been satisfied with the scope and results of the audit work, their objectivity and their independence. The Board endorsed the Committee's recommendation.

During the year the Committee reviewed the company arrangements by which staff can, in confidence, raise concerns about any possible improprieties in financial and other matters, and proposed certain minor changes to the policy, which has been reissued within the Group.

Remuneration Committee
The Remuneration Committee has delegated responsibility from the Board for formulation of remuneration policy and approving all aspects of Executive Directors' remuneration and the Company Secretary's remuneration, including bonuses and the granting of incentives under the company's schemes. It also reviews and approves the Chairman's fees.

The Remuneration Committee comprises the following non-Executive Directors appointed by the Board:

→ David Payne (Chairman)
→ Kevin Smith
→ René Médori

Sir Robert Smith and Susan Rice were members of the Committee up to 1 January 2005, when they stepped down and Kevin Smith and René Médori then joined the Committee.

The Board's Remuneration Report is set out on pages 34 to 38.

Nomination Committee
The Nomination Committee comprises the following Directors (the majority of whom are non-Executive Directors) appointed by the Board:

→ Sir Robert Smith (Chairman)
→ Ian Marchant
→ David Payne
→ Susan Rice
→ Kevin Smith

On 24 June 2004 Kevin Smith joined the Committee, following the retirement of Sir Graeme Odgers on 18 May 2004.

On 1 January 2005, Sir Robert Smith joined the Committee, following the retirement of Dr Bruce Farmer on 31 December 2004 who formerly chaired the Committee.

The Committee meets when necessary to consider the composition and balance of the Board and recommends suitable candidates for appointment as Directors and re-appointments to the Board. During the year the Nomination Committee met on one occasion.

External search consultants were retained to identify and propose the appointment of a new non-Executive Director to the Board. The Committee identified the skills and experience required, and then considered and interviewed a number of candidates. The outcome of this process was a recommendation from the Committee of the appointment of Kevin Smith as a non-Executive Director.

The Committee recommended to the Board the appointment of Sir Robert Smith as Chairman, and David Payne as Deputy Chairman and Senior Independent Director. It also reviewed and recommended certain changes to the membership of Board Committees.

Risk Committee
The Risk Committee comprises Alistair Phillips-Davies (Chairman), Ian Marchant, Gregor Alexander and senior managers from Energy Trading, Electricity Generation and Finance. It meets monthly, on average, and its purpose is to review and manage risks and exposures in Energy Trading, Generation, interest rates and currency markets.

Executive Committee
The Executive Committee comprises all the Executive Directors and other senior Group Executives. The Chairman is Ian Marchant, apart from meetings on operational performance matters, when it is chaired by Colin Hood. It meets monthly, on average, and is responsible for all key management issues arising from the business of the Group, and the implementation of the strategy as agreed by the Board.

Safety and Environmental Advisory Committee
The Safety and Environmental Advisory Committee comprises Colin Hood (Chairman), Ian Marchant, certain senior Group Executives, and one non-Executive Director, who was Henry Casley up to his retirement on 17 May 2005. From that date Kevin Smith will be a member of the Committee. The Committee meets quarterly and is responsible for ensuring that safety and environmental policies have been implemented, setting targets and monitoring performance, and promoting awareness of these issues throughout the Group.

Internal Control and Risk Management
The Directors have overall responsibility for the Group's systems of internal control and risk management and for monitoring their effectiveness. The purpose of these systems is to manage, rather than eliminate, the risk of failure to achieve business objectives, and provide reasonable assurance as to the quality of management information and to maintain proper control over the income, expenditure, assets and liabilities of the Group.

No system of control can, however, provide absolute assurance against material misstatement or loss. Accordingly, the Directors have regard to what controls, in their judgement, are appropriate to the Group's businesses, to the materiality of the risks inherent in these businesses, and to the relative costs and benefits of implementing specific controls. The Board maintains a process of identifying, evaluating and managing the key commercial, financial, social, ethical, environmental and general risks to the Group's business. This process, which accords with the Turnbull Committee guidance, is regularly reviewed by the Board and on its behalf by the Audit Committee during the year, and has been in place throughout the year and up to the date of approval of the accounts.

Control is maintained through an organisation structure with clearly defined responsibilities, authority levels and lines of reporting; the appointment of suitably qualified staff in specialised business areas; and continuing investment in high quality information systems. These methods of control are subject to periodic review as to their implementation and continued suitability. The main financial risk which the Group could face is in respect of interest rates and, to a lesser extent, inflation, foreign exchange, liquidity and credit. The Board reviews and agrees policies for addressing each of these risks. The key issue of exposure to energy prices and volume is addressed by the Risk Committee.

There is relatively little exposure to foreign currency risk as the United Kingdom is the Group's main area of operation. If either fuel or plant are contracted in foreign currency, it is the Group's policy to hedge all material purchases through the use of foreign currency swaps and forward rate contracts.

There is also the risk of mechanical or process failure in the Group's operations. Any material failure in the Group's licensed operations in electricity generation, transmission, distribution and supply and in the supply and storage of gas would be particularly significant. Operating risk is addressed through the Group's focus on seeking operational excellence and on maintaining the highest standards of safety and quality.

The Group is subject to economic regulation and government policy. There are management structures in place to anticipate, influence and respond to such developments, and to engage with the Industry Regulator, government ministers and officials, and other key bodies.

There are established procedures in place for regular budgeting and reporting of financial information. The Group's performance is reviewed by the Board and the Executive Committee. Reports include variance analysis and projected forecasts of the year compared to approved budgets and non-financial performance indicators.

There are Group policies in place covering a wide range of issues and risks such as financial authorisations, IT procedures, health, safety and environmental risks including climate change, crisis management, and policies on human resources issues. The business risks associated with the Group's operations are regularly assessed by the Board and the Audit Committee. The Risk Committee meets regularly to review risks and authority levels in key areas of the Group's activities.

The effectiveness of the Group's systems of internal control is monitored by the Group's internal audit department. Its reports, which include where appropriate relevant action plans, are distributed to senior managers, Directors and external auditors. The Audit Committee has kept under review the effectiveness of this system of internal control and has reported regularly to the Board of Directors. The Directors, through the Audit Committee, have conducted an annual review of the effectiveness of the Group's system of internal control which covers all controls including financial, operational and compliance controls, and risk management.

Going Concern
The Directors consider that the Group has adequate resources to continue in operational existence for the foreseeable future. The Accounts are therefore prepared on a going concern basis.

Communication with Shareholders and Major Business Stakeholders
The Directors acknowledge the importance of communication with shareholders. There is a continuing programme of meetings between Executive Directors and major shareholders on a wide range of issues. The non-Executive Directors receive feedback on these meetings on a regular basis to allow them to form a view of the priorities and concerns of institutional investors.

All Directors were present at the Annual General Meeting in 2004 and all intend to be present at the Annual General Meeting in 2005 to answer shareholders' questions.

The Chairman introduces the presentation of the company's interim and preliminary results to analysts and investors and also meets with major shareholders from time to time. The Senior Independent Director has also met major shareholders since his appointment to that position during the year.

During the year the Board met for a general discussion with key external business stakeholders, in Edinburgh, and plans a similar meeting in London later in 2005.

It was reported last year that the company offers the use of electronic communications to exercise shareholder control rights, and encourages its shareholders to receive communications from the company such as the Annual Report, electronically, thus saving the environmental costs of producing accounts on paper. In return the company undertakes to plant a native species tree in a designated woodland, also helping to reduce global warming gases. This programme has continued, and the numbers of shareholders electing to participate is now in excess of 35,000. Over 10,000 trees have already been planted in Perthshire on behalf of shareholders.

The Company website (scottish-southern.co.uk) contains financial and other information about the Group, shareholder presentations, general business news, and full details of the shareholder programmes. □



Sir Robert Smith Chairman



Ian Marchant Chief Executive



Gregor Alexander Finance Director



Colin Hood Chief Operating Officer



Alistair Phillips-Davies Energy Supply Director



René Médori Audit Committee Chairman



David Payne Deputy Chairman



Susan Rice CBE Non-Executive Director



Kevin Smith CBE Non-Executive Director

Sir Robert Smith
(60) Chairman
Sir Robert joined the Board as a non-Executive Director in June 2003 and was appointed Deputy Chairman in November 2003. He became Chairman following the retirement of Dr Bruce Farmer on 31 December 2004. He is Chairman of The Weir Group plc and a non-Executive Director of 3i Group plc, Standard Bank Group Limited and Aegon UK plc. Sir Robert was formerly Chief Executive of Morgan Grenfell Asset Management Limited, a member of the Financial Services Authority and the Financial Reporting Council, a Governor of the BBC, a Board Trustee of the British Council and Chairman of Stakis plc.

Ian Marchant
(44) Chief Executive
Ian was appointed Chief Executive in October 2002 having been Finance Director since 1998. He joined Southern Electric in 1992 and joined the Board on becoming Finance Director in 1996. Previously he worked for Coopers & Lybrand (now PwC), including a two year secondment to the Department of Energy working on electricity privatisation. Ian is Deputy Chairman of the United Kingdom Business Council for Sustainable Energy, and a member of the Forum for Renewable Energy Development in Scotland and Ofgem's Environmental Advisory Group. He is a member of the Nomination Committee and is lead Director for Corporate Responsibility.

Gregor Alexander
(42) Finance Director
Gregor joined the Board of Scottish and Southern Energy as Finance Director in October 2002. He was appointed Group Treasurer and Tax Manager in 1998 having held a number of senior positions within the Finance team. He worked with accountants Arthur Andersen for five years before joining Scottish Hydro Electric in 1990, six months before privatisation.

Colin Hood
(50) Chief Operating Officer
Colin joined the Board of Scottish and Southern Energy as Power Systems Director in January 2001, becoming Chief Operating Officer in October 2002. Previously he was Director of Distribution for Southern Electric, having joined the industry with the North of Scotland Hydro Electric Board in 1977. He is a Fellow of the Institute of Electrical Engineers. Colin is the lead Director for the Environment and Health and Safety matters and has Board level responsibility for Generation, Power Systems, Customer Service, Human Resources, I.T. and Contracting.

René Médori
(47) Audit Committee Chairman
René joined the Board as a non-Executive Director in June 2003. He is Group Finance Director of BOC Group plc, having been Chief Financial Officer of BOC Gases, Americas. Previously he worked for Accenture and Schlumberger Limited. He is Chairman of the Audit Committee and a member of the Remuneration Committee.

David Payne
(62) Deputy Chairman
David joined the Board as a non-Executive Director of Scottish Hydro Electric in June 1998 and became Deputy Chairman in January 2005. He held a number of senior positions with the BP Group and was Deputy Chief Executive of BP Oil. He is the Senior Independent Director, Chairman of the Remuneration Committee and a member of the Audit and Nomination Committees.

Alistair Phillips-Davies
(37) Energy Supply Director
Alistair joined the Board in January 2002. He was previously Director of Energy Supply Operations, overseeing the introduction of the New Electricity Trading Arrangements. He joined Southern Electric in February 1997 having previously worked for HSBC and the National Westminster Bank in corporate finance and business development roles. He is Chairman of the Risk Committee and has Board level responsibility for Energy Trading, Electricity and Gas Supply, Marketing and Energy Services.

Susan Rice CBE
(59) Non-Executive Director
Susan joined the Board as a non-Executive Director in July 2003. She is Chief Executive of Lloyds TSB Scotland plc, having previously been Managing Director, Personal Banking, for the Bank of Scotland. Susan is a member of the Audit and Nomination Committees.

Kevin Smith CBE
(50) Non-Executive Director
Kevin joined the Board as a non-Executive Director in June 2004. He is Chief Executive of GKN having previously been Managing Director, Aerospace. Prior to GKN, he held various positions in BAE Systems over a 20-year period, latterly as Group Managing Director – New Business. Kevin is a Vice-President of The Society of Motor Manufacturers and Traders Ltd, and President of The Society of British Aerospace Companies Ltd. He is a member of the Nomination and Remuneration Committees.

The following statement, which should be read in conjunction with the statement of auditors' responsibilities included in the Independent Auditors' Report on page 39, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the Accounts.

The Directors are required by the Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the company and the Group as at the end of the financial year and of the profit or loss for the financial year. The Directors are required to use a going concern basis in preparing the Accounts unless this is inappropriate.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy, at any time, the financial position of the company and which enable them to ensure that the Accounts comply with the Companies Act 1985. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the company and the Group and to prevent and detect fraud and the other irregularities.

The Directors consider that, in preparing the Accounts on pages 40 to 61, the company and the Group have used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed. □

Principal Activities
Scottish and Southern Energy plc is a holding company. Its subsidiaries are organised into the main businesses of: generation, transmission, distribution and supply of electricity; energy trading; storage and supply of gas; electrical, environmental and utility contracting; domestic appliance retailing and telecoms. A review of the year's operations and future developments is contained in the Chief Executive's Review and the Directors', Corporate Responsibility and Corporate Governance Statements on pages 6 to 29 which form part of this report.

Directors
The Directors at the date of this report are:

Executive	*Non-Executive*
Gregor Alexander	Sir Robert Smith (Chairman)
Colin Hood	René Médori
Ian Marchant	David Payne
Alistair Phillips-Davies	Susan Rice
	Kevin Smith

On 24 June 2004 Kevin Smith was appointed as a non-Executive Director.

Sir Graeme Odgers retired as a non-Executive Director on 18 May 2004, Dr Bruce Farmer retired as Chairman on 31 December 2004, David Sigsworth retired as Generation Director on 31 March 2005 and Henry Casley retired as a non-Executive Director on 17 May 2005.

The former Deputy Chairman, Sir Robert Smith, was appointed Chairman and David Payne was appointed Deputy Chairman, both with effect from 1 January 2005.

Colin Hood, René Médori and Sir Robert Smith, retire by rotation at the Annual General Meeting and, being eligible and in accordance with the Articles of Association, offer themselves for re-election.

Biographical details for all Directors are set out on page 30. Details of the service contract for Colin Hood and letters of appointment for René Médori and Sir Robert Smith, all of whom are standing for re-election, are set out in the Remuneration Report on pages 35 and 36 respectively. The interests of the Directors in the ordinary shares of the company are set out in the Remuneration Report on page 37.

Resolution 2 to be proposed at the Annual General Meeting seeks shareholders' approval of the Remuneration Report.

Results and Dividends
The Group profit attributable to shareholders for the financial year amounted to £543.2m. The Directors recommend a final dividend of 30.3p per ordinary share which, subject to approval at the Annual General Meeting, will be payable on 23 September 2005 to shareholders on the register at close of business on 26 August 2005. With the interim dividend of 12.2p per ordinary share paid on 24 March 2005, this makes a total dividend of 42.5p per ordinary share.

Share Capital
Details of the company's authorised and issued share capital at 31 March 2005, which includes options granted under the Group's employee share option schemes, are detailed in notes 23 and 27 to the Accounts.

Annual General Meeting Special Business
Authority to Allot Shares – Resolution 9
This resolution renews the Directors' authority, under section 80 of the Companies Act 1985, to allot shares. The authority to allot is limited to shares with a nominal value of £143,137,431 representing one third of the issued share capital as at 17 May 2005, the latest practicable date before the printing of the Notice of Meeting. This authority was last renewed at the Annual General Meeting in 2004. The authority, if renewed, will terminate at the conclusion of the Annual General Meeting in 2006. The Directors have no present intention of issuing any shares other than pursuant to existing rights under employee share schemes. Any allotment of shares would be offered to existing shareholders first, subject to the limited pre-emption disapplication contained in resolution 10. The authority is in line with current institutional shareholder guidelines.

Disapplication of Pre-emption Rights – Special Resolution 10
Resolution 10 proposes as a special resolution to renew the Directors' authority, under section 89 of the Companies Act 1985, to allot shares for cash in certain circumstances otherwise than pro rata to all the shareholders. This authority, which was last renewed at the Annual General Meeting in 2004, gives the company greater flexibility in its financing arrangements.

This resolution deals with the allotment of shares for cash under a rights issue, power to make adjustments to deal with overseas shareholders, fractions of shares and other such matters. It also permits the Directors to make additional issues of shares for cash up to £21,470,614 nominal share capital, representing 5% of the issued share capital as at 17 May 2005, the latest practicable date before the printing of the Notice of Meeting. This limit is in line with current institutional shareholder guidelines. There is no present intention of exercising this authority.

For the purposes of this resolution, allotment of shares includes the sale of treasury shares – see the note to resolution 11 for further details.

Purchase of Own Shares and Treasury Shares – Special Resolution 11

In certain circumstances it may be advantageous for the company to purchase its own ordinary shares, and resolution 11 will, if approved, renew the company's authority from shareholders to make such purchases until the Annual General Meeting in 2006 or 28 October 2006 whichever is the earlier. Purchases will only be made if the Directors believe that to do so would result in an increase in the Group's earnings per share and would be in the best interests of shareholders generally.

The resolution (which will be proposed as a special resolution) specifies the maximum number of shares which may be acquired (10% of the company's issued share capital) and minimum and maximum prices at which they may be bought. There are options outstanding at the date of this report over 5.9 million ordinary shares, representing 0.7% of the issued share capital; if the authority given by resolution 11 were to be fully used, these options would represent 0.8% of the share capital in issue on that date.

Any shares purchased in this way will either be cancelled and the number of shares in issue reduced accordingly or held in treasury under the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003. Shares held in treasury may subsequently be sold for cash (within the limit of the shareholder pre-emption disapplication referred to above), cancelled, or used for the purposes of employee share schemes.

Holding its own shares as treasury shares would give the company the ability to re-issue them quickly and cost effectively, and would provide the company with additional flexibility in the management of its capital base. The Directors believe that it is desirable for the company to have this flexibility. No dividends will be paid on shares whilst held in treasury and no voting rights will be exercisable in respect of treasury shares. Treasury shares transferred for the purposes of the company's employee share schemes will count towards the limits in those schemes on the number of new shares which may be issued.

During the year no ordinary shares were purchased by the company. The company does not currently hold any treasury shares.

Substantial Shareholdings

As at the date of this report the company had received the following notifications of beneficial interests of 3% or more in the company's issued share capital;

	Number of shares	Percentage
Barclays plc	33,002,425	3.84%
Legal and General Group plc	30,142,070	3.50%

Creditor Payment Policy

The company complies with the CBI Prompt Payment Code. The main features of the Code are that payment terms are agreed at the outset of a transaction and are adhered to; that there is a clear and consistent policy that bills are paid in accordance with the contract; and that there are no alterations to payment terms without prior agreement. The company has no trade creditors, and the numbers of suppliers' days represented by trade creditors of the Group was 30 at 31 March 2005.

Auditors

Resolutions to re-appoint KPMG Audit Plc as auditors, and to authorise the Directors to fix their remuneration, will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting

The 16th Annual General Meeting of the company will be held on 28 July 2005 at 12 noon at the Pitlochry Festival Theatre, Port-na-Craig, Pitlochry PH16 5DR. The Notice of Meeting is set out on pages 63 and 64.

By Order of the Board
Vincent Donnelly
Company Secretary
17 May 2005

The following is the report of the Board of Directors in compliance with the Directors' Remuneration Report Regulations 2002 (the Regulations).

The Remuneration Committee
The Remuneration Committee is a Committee of independent non-Executive Directors, the members of which are David Payne, who chairs the Committee, Kevin Smith and René Médori. The membership of the Committee changed on 1 January 2005, when Sir Robert Smith and Susan Rice stepped down as Committee members, and René Médori and Kevin Smith joined the Committee. Biographical details of the current Committee members are given on page 30. During the year, the Committee met on four occasions, with full attendance at all meetings apart from the meeting held on 24 June 2004 which Sir Robert Smith was unable to attend. The former Chairman, Dr Bruce Farmer, was invited to attend meetings of the Committee up to the date of his retirement on 31 December 2004, and from 1 January 2005 the Chairman has attended the meetings. The Terms of Reference of the Committee were reviewed and updated during the year to ensure they conform to best practice and are available on the company's website (scottish-southern.co.uk).

The Remuneration Committee sets the overall remuneration policy and determines, on behalf of the Board, the detailed remuneration terms of the Executive Directors including their service contracts. It also reviews the remuneration of the Chairman and the Company Secretary. The Board as a whole reviews the fees of the non-Executive Directors. Where requested by the Remuneration Committee the Chief Executive, Ian Marchant, attends and assists the Committee in respect of those Directors reporting to him. He does not participate in decisions regarding his own remuneration. The Director of Human Resources, Jim McPhillimy, provides information and advice on various issues relating to the Directors' remuneration, including comparative data drawn from published remuneration and benefit surveys, and advice on appropriate awards of bonuses and awards under the Deferred Bonus Scheme. The Company Secretary provides information to the Committee on developments in corporate governance guidelines as they affect Remuneration Committee business. The Committee has appointed the actuaries, Hymans Robertson, to advise them on the implications of forthcoming legislative changes to pensions. Hymans Robertson are the actuaries to the Scottish Hydro Electric Pension Scheme.

Company Policy on Executive Directors' Remuneration
The Remuneration Committee's composition, responsibilities and operation comply with Section B of the Combined Code annexed to the Listing Rules of the Financial Services Authority. In forming remuneration policy, the Committee has given full consideration to the best practice provisions set out in Section B1 of the Code.

This report sets out the company's policy on Executive Directors' remuneration for the year ended 31 March 2005 and, so far as is reasonable, for subsequent years. There are no plans to change the general policy in 2005/06. However, the Remuneration Committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the company's business environment and in remuneration practice. Any changes in policy for years after 2005 will be described in future Remuneration Reports, which will continue to be subject to shareholder approval.

The company's policy is to attract, retain and incentivise Executive Directors to run the company effectively and meet the expectations of shareholders whilst adopting a conservative and prudent approach to overall remuneration. This is done by providing remuneration consisting of basic salary, benefits, an Annual Bonus Scheme and a Deferred Bonus Scheme which require the achievement of demanding performance targets.

The Company has in place, on a contingency basis, a formal policy for reward of performance defined as 'exceptional'. The policy is that a further bonus of up to a maximum of 75% of base salary may be paid, with a proportion being paid in shares. Any such bonus would not be pensionable. The option of awarding such a bonus would only be considered in truly exceptional circumstances. No such payment was made during the year, nor in previous years, and none is currently anticipated to be paid.

The Committee is fully aware of the need to ensure there is an appropriate relationship between Executive Director remuneration, and the levels of remuneration of other Senior Management within the Group. The Committee continues to take account of this when reviewing Executive Director remuneration.

Annual Salary and Benefits
The Committee continues to follow the broad principle that salaries should take account of those in comparable companies with variations to reflect individual performance, experience and job size. At the same time, salary and benefits levels are generally set below median. During the year the Committee reviewed its stated policy that salary and benefit levels be set generally below median, and confirmed that the policy should remain unchanged. However, independent data which was reviewed by the Committee showed that Executive Director salary levels within the Company had fallen significantly below median. Especially when set against the recent period of significant increase in the size and complexity of the Group, the Committee concluded that this exposed the company to a retention risk which was not in the interests of the company or its shareholders. To address this risk, the Committee undertook a review of Executive Director salaries, the outcome of which was to increase salaries, whilst keeping such salaries within the overall 'below median' policy. This salary review, together with the bonus review detailed below, was put in place at the same time as the alterations of the terms of the Service Contracts which are detailed below.

Annual Bonus
The 2004/05 Annual Bonus Scheme for Executive Directors provides for cash bonuses of up to a maximum of 50% of basic salary, attributable approximately two-thirds to corporate performance based on achievement of profit targets and one-third to personal objectives. The bonuses are non-pensionable. The personal objectives are based on a wide range of specific business activities. Whilst specific targets are commercially confidential, they include measurable improvements in areas such as:

→ improvement in Group safety performance
→ reduction in customer complaints
→ exceeding quality of supply targets
→ successful preparation for industry changes such as in Electricity Trading
→ achievement of further efficiency savings
→ successful delivery of results from recent acquisitions
→ improvement in the number of customer gains and reduction of customer losses
→ delivery of major projects on or ahead of schedule

The company's performance in all these areas is described in the Chief Executive's Review and the Directors' Statement on pages 6 to 21 of this Annual Report. The majority of targets set are operational in nature, set against measurable and verifiable data either within the Group or more generally within the energy sector. However, some targets are set which require some subjective assessment. This is done by the Chief Executive and reported by the Director of Human Resources to the Remuneration Committee for consideration, except in the case of targets for the Chief Executive himself, where they are assessed by the Remuneration Committee, with assistance from the Director of Human Resources.

To achieve the maximum corporate element of bonus, performance had to exceed by 7.5%, the budgeted profit before tax target which is approved by the Board as part of the annual budget. No corporate element of the bonus would have been payable if performance had fallen below 92.5% of target.

As part of the review of remuneration by the Committee referred to above, it was noted that the current maximum bonus payable to Executive Directors of 50% was significantly below median levels compared to peer group companies and FT-SE100 companies, where the range is normally 75%-100%. The Committee accordingly agreed to change the maximum bonus level for 2005/06 and future years to 75%, while ensuring that the performance targets on which the actual bonus payment is determined are stretched further.

Deferred Bonus Scheme
The Deferred Bonus Scheme, which applies to around 75 Senior Managers and Executive Directors, is designed to contribute to increasing shareholder return and motivation of senior management over the longer-term. It also facilitates the building of a shareholding in the company over a period of time.

Directors are granted awards based on their actual annual bonus. Therefore, if the annual bonus were to be zero, there would be no award under the Deferred Bonus Scheme. The value of the award is adjusted by reference to three factors: the company's relative performance in terms of Total Shareholder Return (TSR) over a three-year period (compared to the FT-SE100); Safety (which is externally verified and compared to other energy companies by the Electricity Networks Association); and relative performance in terms of Account and Billing Complaints, as recorded by the independent regulatory body, energywatch. Dependent on actual performance each factor gives a multiplier of between 0.7 and 1.35 with the highest multiplier requiring upper quartile performance. A weighted average is then taken using TSR (40%), Safety (40%) and Account and Billing Complaints (20%), to create a single factor which is then applied to the award. Last year the factor was 1.29. The resultant amount is then used to determine the number of shares to be awarded based on the market value of the shares at the time of the award. The requisite shares are purchased in the market by the independent trustees of the company's Employee Share Ownership Trust and held in trust for three years, at which point the participant is entitled to exercise the award. Upon exercise, the participant usually receives additional shares representing the dividends paid on the shares during the three-year period. The performance conditions were chosen because they were closely aligned with the interests of shareholders, customers and staff.

If a participant resigns voluntarily in the three years following award, he or she will lose all outstanding awards (rather than 50% of the awards, which was previously the arrangement). This change has applied to awards granted in 2003 and onwards. The shares under award can normally be exercised after three years, but can be exercised earlier in certain exceptional circumstances such as retirement or redundancy.

All-Employee Share Schemes
Executive Directors are eligible to participate in the company's all-employee share schemes on the same terms as other employees. These schemes comprise:

(a) the Sharesave Scheme, a savings-related share option scheme available to all employees. This scheme operates within specific tax legislation (including a requirement to finance exercise of the option using the proceeds of a monthly savings contract of up to £250 per month), and, in common with all such schemes, exercise of the option is not subject to satisfaction of a performance target. The option price is set at a discount of 10% to market value;

(b) the Share Incentive Plan (the SIP), also available to all employees, under which employees allocate part of their pre-tax salary to purchase shares up to a maximum of £125 per month. The SIP operates within specific tax legislation. During the year, the company matched the first five shares purchased by the participating employees each month and intends to continue to do so. The company is also offering 50 free shares to all eligible employees, with no performance conditions attached, in recognition of the contribution of all staff to the performance of the Group in 2004/05.

In the past, the company operated a Discretionary Share Option Scheme, under which Senior Executives and staff were awarded options over shares. The options granted to Senior Executives from 1996 to 1998 were subject to the performance criterion of normalised earnings per share over a three-year period showing average compound annual growth of at least 2% above the increase in the UK retail price index for that period. This criterion has been met and any remaining discretionary share options are now exercisable. This scheme has now been terminated and no options have been granted under this scheme since 1998.

Shareholding Policy
The company has adopted a policy that the Executive Directors and certain senior Executives should acquire and maintain a level of shareholding approximately equivalent to one year's remuneration. This level should be attained within a reasonable timescale. It is also expected that all non-Executive Directors should hold a minimum of 2,000 shares in the company.

Service Contracts
It is the company's policy that Executive Directors should have service contracts with the company which are terminable on 12 months' notice given by either party.

The key aspects of each contract are as follows:

The Executive Directors are employed under service contracts with the company each dated 11 March 2005. They are eligible under the contracts to participate in the company's Executive Directors' bonus scheme, the company's Sharesave or other employee share schemes and profit sharing schemes (if any). They are each entitled to a company car (or a cash allowance), membership of the company's pension scheme including life assurance cover equal to four times salary, and private health insurance which also covers dependants.

The contracts are each for an indefinite term ending automatically on retirement date (age 60), but may be terminated by 12 months' notice given by the company or by 12 months' notice given by the Director. The company may at its discretion elect to terminate any Director's contract by making a payment in lieu of notice equal to the basic salary which would have been received during the notice period (excluding any bonus and any other emolument referable to the employment). During the year, the Remuneration Committee decided to change the terms of the Service Contracts to bring them more into line with developing best practice. As a result, the contracts no longer have a change of control clause (which provided for a payment of 125% of salary), the payment in lieu of notice will now be made in staged payments, and such payments will either reduce or cease completely in circumstances where the departing Executive gains new employment. There is also now a specific provision obliging the departing Executive to mitigate his/her loss in these circumstances.

These changes were put in place as part of the review of salary and bonuses referred to above.

Following David Sigsworth's retirement from the Board on 31 March 2005, he entered into a consultancy agreement with the company, which provides that he will give 60 days consultancy to the company during the six months period following his retirement. This is to support the development of the new Energy Services business, and also to take advantage of his background and industry knowledge in other representative roles for the company. In line with the company's established policy for retiring executives, David Sigsworth will also receive the cash equivalent of the Deferred Bonus Scheme award in respect of his performance during the year to 31 March 2005. This will be determined once the independent verifiable data is available, and will be reported in next year's Remuneration Report.

Remuneration and Pensions
The remuneration of Directors who served during the year was as shown below.

All the Executive Directors participate in either the Southern Electric Pension Scheme or the Scottish Hydro Electric Pension Scheme, which are funded final salary pension schemes. In relation to Executive Directors who are subject to the earnings cap imposed by the Finance Act 1989 (broadly, those becoming employed by a Group company since 1989), the company provides top-up (unfunded) arrangements which are designed to provide an equivalent pension on retirement at age 60 to that which they would have earned if they had not been subject to the earnings cap. Executive top-up plans exist which provide a possible maximum pension of two-thirds of final salary on retirement at age 60.

Non-Executive Directors
The remuneration of non-Executive Directors, apart from the company Chairman, is determined by the Board, with the non-Executive Directors concerned not participating in this process. The non-Executive Directors do not have service contracts but instead have letters of appointment. They are appointed for fixed terms of three years, subject to retirement by rotation and re-election at AGMs in terms of the Company's Articles of Association. They do not participate in the Annual Bonus Scheme, Deferred Bonus Scheme, any of the share option schemes, or contribute to any Group pension scheme. The Chairman of the Audit Committee receives an additional fee of £10,000, and the non-Executive Directors who are members of the Audit Committee receive an additional annual fee of £5,000 in respect of their responsibilities as members of that Committee. The non-Executive Director who is a member of the Safety and Environmental Advisory Committee receives a fee of £5,000.

Performance Graph
The following graph charts the cumulative Total Shareholder Return of the company since 1 April 2000 compared to the FT-SE100 Index over the same period. The company is a member of the FT-SE100 index, and this was considered to be the most relevant index for comparative purposes.


Total Shareholder Return
230
220
210
200
190
180
170
160
150
140
130
120
110
100
90
80
70
60
50
31 Mar 00
31 Mar 01
31 Mar 02
31 Mar 03
31 Mar 04
31 Mar 05
SSE
FT-SE100

The Auditors are required to report on the information contained in tables A, B and D.

Table A – Directors' Emoluments
The emoluments of each of the Directors were as follows:

	Salary/fee £000	Bonuses £000	Benefits £000	Total 2005 £000	Total 2004 £000
Executive Directors					
Ian Marchant	**525**	**262**	**16**	**803**	615
Gregor Alexander	**260**	**130**	**13**	**403**	277
Colin Hood	**390**	**195**	**15**	**600**	465
Alistair Phillips-Davies	**260**	**130**	**14**	**404**	304
David Sigsworth[1]	**297**	**131**	**21**	**449**	362
Non-Executive Directors					
Bruce Farmer[2]	**165**	**–**	**12**	**177**	214
Henry Casley	**38**	**–**	**–**	**38**	37
René Médori	**43**	**–**	**–**	**43**	31
Sir Graeme Odgers[3]	**7**	**–**	**–**	**7**	42
David Payne	**44**	**–**	**–**	**44**	37
Susan Rice	**38**	**–**	**–**	**38**	24
Kevin Smith[4]	**26**	**–**	**–**	**26**	0
Sir Robert Smith (Chairman)	**99**	**–**	**–**	**99**	40
Former Directors					
Ian Grant	**–**	**–**	**–**	**–**	35
Nick Timpson	**–**	**–**	**–**	**–**	15
Totals	**2,192**	**848**	**91**	**3,131**	2,498

1. David Sigsworth's salary of £297,000 includes a payment of £35,000 in respect of holidays in suspense entitlement, arising from a historical electricity industry agreement which applies to employees in the industry in the early 1970s. This amount was both non-bonusable and non-pensionable.
2. To date of retirement from the Board on 31 December 2004.
3. To date of retirement from the Board on 18 May 2004.
4. From date of appointment to the Board on 24 June 2004.

Table B – Retirement Benefits
Details of Directors' retirement benefits are as follows:

		Accrued benefit			Transfer value of accrued benefit			
			Increase in year					
	Years of industry service	At 31 March 2005 £000	Including inflation £000	Excluding inflation £000	At 31 March 2005 £000	At 31 March 2004 £000	Increase less directors' contributions £000	Increase in year excluding inflation £000
Ian Marchant	13	**157**	43	40	**1,877**	1,194	667	480
Gregor Alexander	14	**81**	30	28	**808**	453	340	299
Colin Hood	27	**166**	45	41	**2,093**	1,355	715	473
David Sigsworth	42	**173**	20	16	**3,152**	2,984	168	300
Alistair Phillips-Davies	8	**52**	15	14	**459**	284	160	117

Members of the scheme have the option to pay additional voluntary contributions; neither the contributions nor the resulting benefits are included in the above table. The normal retirement age of Executive Directors is 60.

The following is information relating to the Directors' pensions of Gregor Alexander and David Sigsworth as participants in the Scottish Hydro Electric Pension Scheme.

(i) Dependants' pensions on death are half of members' pension entitlements, together with a capital sum equal to four times pensionable pay. On death in retirement, the Director's spouse will receive a pension equal to half of that payable to the Director. In addition, on death within the first five years of retirement, a lump sum is payable equal to the balance outstanding of the first five years' pension payments.
(ii) All benefit payments are guaranteed to increase annually by the same percentage as state pensions, which are currently linked to movements in the UK Retail Price Index.

The following is information relating to the Directors' pensions of Colin Hood, Ian Marchant and Alistair Phillips-Davies, as participants in the Southern Electric Group of the Electricity Supply Pension Scheme.

(i) Dependants' pensions on death are four-ninths of the member's pensionable pay, together with a capital sum equal to four times pensionable pay. If death occurs after attaining the age of 55 an additional lump sum between three to five times notional pension is payable dependent upon age and length of service. On death in retirement, the Director's spouse will receive a pension equal to two-thirds of that payable to the Director. In addition, on death within the first five years of retirement, a lump sum is payable equal to the balance outstanding of the first five years' pension payments.
(ii) Post retirement increases are expected to be in line with inflation (guaranteed up to the level of 5% per annum and discretionary above that level).

Ian Marchant, Alistair Phillips-Davies and Gregor Alexander have unfunded retirement benefits for salary above the Inland Revenue cap which are included in their pension benefits above.

Table C – Directors' Interests
The interests of the Directors, all of which are beneficial, in the ordinary shares of the company on the dates shown were as follows:

	31 March 2005		1 April 2004	
	Shares held	Shares under option	Shares held	Shares under option
Gregor Alexander	**9,279**	**42,047**	7,900	26,571
Henry Casley	**89,352**	**0**	96,852	0
Colin Hood	**21,651**	**64,016**	13,465	49,884
Ian Marchant	**64,580**	**80,198**	54,119	56,526
René Médori	**2,000**	**0**	2,000	0
David Payne	**8,000**	**0**	8,000	0
Alistair Phillips-Davies	**13,144**	**40,120**	9,267	25,771
Susan Rice	**2,000**	**0**	2,000	0
David Sigsworth	**44,049**	**85,086**	43,298	66,429
Kevin Smith	**2,000**	**0**	0*	0*
Sir Robert Smith	**15,800**	**0**	7,600	0

* At date of appointment to the Board on 24 June 2004.

From 31 March 2005 to 17 May 2005, the following changes to the interests of Directors took place:

Under the Share Incentive Plan, on 29 April 2005, Ian Marchant, Colin Hood, Gregor Alexander and Alistair Phillips-Davies each acquired 18 shares.

A further analysis of the Directors' shares under option as at 31 March 2005, and options granted and exercised during the year, is set out below. The Register of Directors' Interests (which is open to shareholders' inspection) contains full details of Directors' shareholdings and options to subscribe for shares.

Table D – Directors' Share Options

	Option scheme	Options at 1 April 2004	Awarded during year	Options exercised	Closing price at date of exercise (pence)	Options at 31 March 2005	Weighted average option price per share (pence)	Normally exercisable
Ian Marchant	Savings-related	3,133	1,657	2,537	–	2,253	607	10/06-03/10
	Deferred Bonus	53,393	35,279	12,909	779	77,945	*	7/05-7/14
Colin Hood	Savings-related	3,543	-	-	–	3,543	476	10/05-5/07
	Deferred Bonus	46,341	25,249	13,373	779	60,473	*	7/05-7/14
Gregor Alexander	Discretionary	10,000	–	–	-	10,000	547	6/01-6/08
	Savings-related	1,973	630	273	–	2,330	578	10/08-03/10
	Deferred Bonus	14,598	16,211	1,311	779	29,717	*	7/05-7/14
Alistair Phillips-Davies	Savings-related	3,684	-	-	–	3,684	458	10/05-3/06
	Deferred Bonus	22,601	16,211	2,855	779	36,436	*	7/05-7/14
David Sigsworth	Deferred Bonus	66,429	18,657	–	–	85,086	*	8/03-7/14

* £1 per grant. No price was paid for the award of any option.

Shares exercised under the Deferred Bonus Scheme included the following arising from dividend reinvestment: Ian Marchant – 2,182 shares, Colin Hood – 2,256 shares, Alistair Phillips-Davies – 479 shares, Gregor Alexander – 219 shares.

The closing market price of the shares at 31 March 2005 was 882.25p and range for the year was 669.75p to 944.5p. The options granted during the year were granted under either the Deferred Bonus Scheme or the Savings-related Scheme.

The aggregate amount of gains made by Directors on the exercise of share options during the year was £242,497 (2004 – £145,655). Under the Deferred Bonus Scheme, the aggregate value of the shares placed in trust for Directors in the year to 31 March 2005 was £784,597 (2004 – £590,672). The aggregate amount of gains made by the highest-paid Director, Ian Marchant was £105,851 (2004 – £63,600).

This report was approved by the Board and signed on its behalf by:

David Payne
Remuneration Committee Chairman
17 May 2005

to the members of Scottish and Southern Energy plc

We have audited the accounts on pages 40 to 61. We have also audited the information in the directors' Remuneration Report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors
The Directors are responsible for preparing the Annual Report and the Directors' Remuneration Report. As described on page 31, this includes responsibility for preparing the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the accounts and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the Corporate Governance statement on page 26 reflects the company's compliance with the nine provisions of the 2003 FRC Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the Corporate Governance statement and the un-audited part of the Directors' Remuneration Report, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

Basis of Audit Opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the Directors' Remuneration Report to be audited.

Opinion
In our opinion:

the accounts give a true and fair view of the state of affairs of the company and the Group as at 31 March 2005 and of the profit of the Group for the year then ended; and the accounts and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Edinburgh
17 May 2005

for the year ended 31 March 2005

	Note	2005 Before exceptional items £m	2005 Exceptional items (note 4) £m	2005 Total £m	2004 Total £m
Turnover					
Group and share of joint ventures		7,482.8	–	7,482.8	5,184.2
Less: share of joint ventures		58.2	–	58.2	59.8
Group turnover	2	7,424.6	–	7,424.6	5,124.4
Cost of sales		(6,256.1)	(61.0)	(6,317.1)	(4,100.1)
Gross profit		1,168.5	(61.0)	1,107.5	1,024.3
Distribution costs		(225.0)	–	(225.0)	(229.1)
Administrative costs		(204.0)	–	(204.0)	(166.1)
Other operating income	4	–	111.2	111.2	–
Operating profit	3				
Group		739.5	50.2	789.7	629.1
Share of joint ventures		28.9	–	28.9	30.6
Share of associates		21.9	22.3	44.2	20.6
Total operating profit	2	790.3	72.5	862.8	680.3
Gain on disposal of property	3	–	–	–	10.2
Income from fixed asset investments		–	–	–	0.1
Net interest payable	7				
Group		(73.7)	–	(73.7)	(63.3)
Joint ventures		(10.3)	–	(10.3)	(11.5)
Associates		(6.9)	–	(6.9)	(10.7)
Other finance income	8	13.4	–	13.4	2.2
Profit on ordinary activities before taxation		712.8	72.5	785.3	607.3
Taxation	9	(215.0)	(27.2)	(242.2)	(159.5)
Profit on ordinary activities after taxation		497.8	45.3	543.1	447.8
Equity minority interests in subsidiary undertaking	25	0.1	–	0.1	0.1
Profit attributable to ordinary shareholders		497.9	45.3	543.2	447.9
Dividends	10	(364.7)	–	(364.7)	(322.9)
Retained profit	24	133.2	45.3	178.5	125.0
Earnings per share (p)	11				
– basic		58.1		63.4	52.3
– adjusted		62.2		67.5	54.1
– diluted		57.4		62.6	52.2

The above results are derived from continuing activities. The acquisitions of Fiddler's Ferry and Ferrybridge, Atlantic Electric & Gas and Eastern Contracting did not constitute material acquired operations.

The accompanying notes are an integral part of these accounts.

as at 31 March 2005

	Note	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Fixed assets					
Intangible assets	12	**268.8**	274.0	**–**	–
Tangible assets	13	**4,383.8**	4,139.1	**–**	–
Investments in subsidiaries	15	**–**	–	**777.9**	777.9
Investments in joint ventures					
Share of gross assets		**200.5**	195.9	**–**	–
Share of gross liabilities		**(31.2)**	(19.8)	**–**	–
	15	**169.3**	176.1	**–**	–
Investments in associates	15	**43.1**	20.7	**–**	–
Other investments	15	**1.4**	0.2	**–**	–
		213.8	197.0	**–**	–
		4,866.4	4,610.1	**777.9**	777.9
Current assets					
Stocks	16	**134.1**	46.0	**–**	–
Debtors	17	**1,073.7**	736.9	**3,093.7**	2,753.4
Investments	18	**218.5**	21.8	**199.1**	8.6
Cash at bank and in hand		**13.7**	6.5	**0.5**	0.4
		1,440.0	811.2	**3,293.3**	2,762.4
Creditors: amounts falling due within one year	19	**(1,700.8)**	(1,307.8)	**(2,121.9)**	(1,813.9)
Net current (liabilities)/assets		**(260.8)**	(496.6)	**1,171.4**	948.5
Total assets less current liabilities		**4,605.6**	4,113.5	**1,949.3**	1,726.4
Creditors: amounts falling due after more than one year including convertible debt	20	**1,918.4**	1,652.3	**982.6**	684.8
Provisions for liabilities and charges					
Deferred taxation	21	**530.4**	512.7	**–**	–
Other provisions	22	**111.3**	96.0	**–**	–
Net assets excluding pension asset/(liability)		**2,045.5**	1,852.5	**966.7**	1,041.6
Net pension asset	26	**70.9**	52.7	**70.9**	52.7
Net pension liability	26	**(214.5)**	(177.1)	**–**	–
Net assets including pension asset/(liability)		**1,901.9**	1,728.1	**1,037.6**	1,094.3
Capital and reserves					
Called up share capital	23	**429.4**	428.7	**429.4**	428.7
Share premium account	24	**81.6**	72.6	**81.6**	72.6
Capital redemption reserve	24	**13.7**	13.7	**13.7**	13.7
Profit and loss account	24	**1,377.6**	1,213.4	**512.9**	579.3
Total shareholders' funds		**1,902.3**	1,728.4	**1,037.6**	1,094.3
Equity minority interests in subsidiary undertaking	25	**(0.4)**	(0.3)	**–**	–
		1,901.9	1,728.1	**1,037.6**	1,094.3

These accounts were approved by the Board of Directors on 17 May 2005 and signed on their behalf by:

Gregor Alexander
Finance Director

Sir Robert Smith
Chairman

Group Cash Flow Statement

for the year ended 31 March 2005

	Note	2005 £m	2004 £m
Net cash inflow from operating activities	(i)	**1,150.7**	800.3
Dividends received from joint ventures and associates		**12.5**	11.5
Returns on investments and servicing of finance	(ii)	**(72.0)**	(53.5)
Taxation		**(152.9)**	(142.7)
Free cash flow		**938.3**	615.6
Capital expenditure and financial investment	(iii)	**(309.9)**	(259.9)
Acquisitions and disposals	(iv)	**(339.0)**	(244.5)
Equity dividends paid		**(330.8)**	(306.7)
Net cash outflow before management of liquid resources and financing		**(41.4)**	(195.5)
Management of liquid resources	(v)	**(196.7)**	(12.8)
Financing	(vi)	**242.7**	219.5
Increase in cash in the year		**4.6**	11.2

Notes to the Group Cash Flow Statement

for the year ended 31 March 2005

Reconciliation of net cash flow to movement in net debt

	2005 £m	2004 £m
Increase in cash in the year	**4.6**	11.2
Cash inflow from increase in debt and lease financing	**(233.0)**	(224.1)
Cash outflow from increase in liquid resources	**196.7**	12.8
Movement in net debt in the year	**(31.7)**	(200.1)
Net debt at 1 April	**(1,417.1)**	(1,217.0)
Net debt at 31 March	**(1,448.8)**	(1,417.1)

Analysis of net debt

	As at 1 April 2004 £m	Increase in cash £m	(Increase)/ decrease in debt £m	As at 31 March 2005 £m
Cash at bank and in hand	6.5	7.2	–	**13.7**
Overdrafts	(1.8)	(2.6)	–	**(4.4)**
Other debt due within one year	(80.6)	–	56.1	**(24.5)**
Net borrowings due within one year	(75.9)	4.6	56.1	**(15.2)**
Net borrowings due after more than one year	(1,363.0)	–	(289.1)	**(1,652.1)**
Current asset investments	21.8	–	196.7	**218.5**
Net debt	(1,417.1)	4.6	(36.3)	**(1,448.8)**

for the year ended 31 March 2005

		2005 £m	2004 £m
	Reconciliation of operating profit to operating cash flows		
	Group operating profit	**789.7**	629.1
	FRS 17 pension charge less contributions paid	**(1.0)**	(2.3)
	Depreciation and impairment charges (note 13)	**269.5**	183.1
	Amortisation of goodwill and other intangible assets (note 12)	**16.2**	14.8
	Customer contributions and capital grants released	**(35.9)**	(20.4)
	Profit on disposal of tangible fixed assets	**(7.7)**	(1.3)
	Decrease in stocks	**9.5**	15.0
	Increase in debtors	**(179.1)**	(131.3)
	Increase in creditors	**319.4**	130.6
	Decrease in provisions	**(29.9)**	(17.0)
(i)	**Net cash inflow from operating activities**	**1,150.7**	800.3
	Returns on investments and servicing of finance		
	Interest received	**20.5**	21.0
	Interest paid	**(92.5)**	(74.6)
	Dividends received from trade investment	**–**	0.1
(ii)	**Net cash outflow from returns on investments and servicing of finance**	**(72.0)**	(53.5)
	Capital expenditure and financial investment		
	Purchase of tangible fixed assets	**(345.0)**	(292.1)
	Sale of tangible fixed assets	**19.5**	14.2
	New loans to joint ventures	**(1.0)**	–
	Loans repaid by associates	**2.7**	2.1
	Loans repaid by joint venture	**10.8**	10.8
	Customer contributions	**3.1**	5.1
(iii)	**Net cash outflow from capital expenditure and financial investment**	**(309.9)**	(259.9)
	Acquisitions and disposals		
	Purchase of businesses and subsidiary undertakings	**(339.0)**	(113.0)
	Sale of subsidiary undertakings	**–**	0.4
	Debt acquired at Medway net of cash	**–**	(131.9)
(iv)	**Net cash outflow from acquisitions and disposals**	**(339.0)**	(244.5)
	Management of liquid resources		
	Increase in short-term deposits	**(196.7)**	(12.8)
(v)	**Net cash outflow from management of liquid resources**	**(196.7)**	(12.8)
	Financing		
	Issue of ordinary share capital (note 23)	**9.7**	6.6
	Repurchase of ordinary share capital for cancellation	**–**	(11.2)
	New long-term borrowings	**306.8**	83.5
	Debt acquired at Medway	**–**	184.2
	New long-term borrowings	**306.8**	267.7
	Repayment of long-term borrowings	**(17.7)**	(5.0)
	New short-term borrowings	**24.5**	64.3
	Repayment of short-term borrowings	**(80.6)**	(102.9)
(vi)	**Net cash inflow from financing**	**242.7**	219.5

Group Statement of Total Recognised Gains and Losses

for the year ended 31 March 2005

	2005 £m	2004 £m
Profit for the financial year		
Group	**502.6**	425.5
Share of joint ventures	**13.5**	16.3
Share of associates	**27.1**	6.1
Profit for the financial year	**543.2**	447.9
Actuarial (loss)/gain recognised in respect of the pension fund (note 26)	**(14.3)**	153.8
Total recognised gains and losses relating to the financial year	**528.9**	601.7

Reconciliation of Movement in Shareholders' Funds

as at 31 March 2005

	Group		Company	
	2005 £m	2004 £m	2005 £m	2004 £m
Profit for the financial year	**543.2**	447.9	**297.4**	121.7
Dividends	**(364.7)**	(322.9)	**(364.7)**	(322.9)
Retained profit/(loss) for the year	**178.5**	125.0	**(67.3)**	(201.2)
Actuarial (loss)/gain recognised in respect of the pension fund (note 26)	**(14.3)**	153.8	**0.9**	106.6
	164.2	278.8	**(66.4)**	(94.6)
New share capital subscribed	**9.7**	6.6	**9.7**	6.6
Transfer on acquisition of subsidiary	**–**	(27.8)	**–**	–
Repurchase of ordinary share capital for cancellation	**–**	(11.2)	**–**	(11.2)
Net addition to/(reduction in) shareholders' funds	**173.9**	246.4	**(56.7)**	(99.2)
Opening shareholders' funds	**1,728.4**	1,482.0	**1,094.3**	1,193.5
Closing shareholders' funds	**1,902.3**	1,728.4	**1,037.6**	1,094.3

1. PRINCIPAL ACCOUNTING POLICIES

Basis of accounting
The Accounts have been prepared under the historical cost convention and comply with all applicable United Kingdom accounting standards including FRS 17. The principal accounting policies are summarised below and have been applied consistently.

Basis of consolidation
The Group Accounts consolidate the Accounts of Scottish and Southern Energy plc and its subsidiary undertakings together with the Group's share of the results and net assets of its joint ventures and associates.

The results of subsidiary undertakings acquired or sold are consolidated from the date of acquisition, or when control passed, using the acquisition method of accounting. The Group's share of the results of joint ventures and associates are included using the equity method of accounting.

The Group has two quasi-subsidiaries which are consolidated in the accounts in accordance with FRS 5 and further details are included in note 15.

Turnover
Turnover comprises sales of energy, including monies received from the balancing market in England and Wales, and the value of goods, services and facilities provided during the year. Turnover includes an estimate of the value of electricity and gas supplied to customers between the date of the last meter reading and the year end.

Recognition of profits on contracts
Profit is taken on long-term contracts whilst the contract is in progress having regard to the proportion of the total contract which has been completed at the balance sheet date. Provision is made for foreseeable losses.

Research and development
Expenditure on research and development is charged to the profit and loss account as incurred.

Pensions
(i) Defined Benefit Pension Schemes

Pension scheme assets are measured using market values. Pension scheme liabilities are measured using the projected unit actuarial method and are discounted at the current rate of return on a high quality corporate bond of equivalent term and currency to the liability. Any increase in the present value of liabilities within the Group's defined benefit pension schemes expected to arise from employee service in the period is charged to operating profit.

The expected return on the schemes' assets and the increase during the period in the present value of the schemes' liabilities arising from the passage of time are included in other finance income. Actuarial gains and losses are recognised in the consolidated statement of total recognised gains and losses. Pension scheme surpluses, to the extent that they are considered recoverable, or deficits are recognised in full and presented on the face of the balance sheet net of related deferred tax (note 26).

(ii) Defined Contribution Pension Schemes

The Group also operates defined contribution pension schemes. The assets of the schemes, also known as the personal pension scheme, are held separately from the funds of the defined benefit schemes and are independently administered funds. The amounts charged represent the contributions payable to the schemes in the year (note 26).

Derivatives and financial instruments
The Group uses a range of derivative financial instruments to reduce its exposure to interest rate movements. The Group does not hold derivative financial instruments for speculative purposes.

Interest rate swap agreements, used to manage the Group's interest charge, are carried at cost. Interest receipts and payments are accrued to match the net income or cost with the related finance expense. No amounts are recognised in respect of future periods. Gains and losses on early termination of interest rate swaps or repayment of borrowings are taken to the profit and loss account.

Interest
Interest on the funding attributable to major capital projects is capitalised during the period of construction and written off as part of the total cost over the operational life of the asset. The issue costs and interest payable on bonds are charged to the profit and loss account at a constant rate over the life of the bond. All other interest payable and receivable is reflected in the profit and loss account as it arises.

1. PRINCIPAL ACCOUNTING POLICIES Continued

Depreciation of tangible fixed assets
Heritable and freehold land is not depreciated. Assets in the course of construction are not depreciated.

The Group is obliged under the Reservoirs Act 1975 to maintain its hydro infrastructure network, including its dams, tunnels and other hydro civil engineering structures. This network is maintained in good repair and is therefore considered to have an indefinite life. Expenditure to maintain the hydro generation infrastructure is dealt with using renewals accounting, and the annualised planned expenditure to maintain the operating capacity of this infrastructure is charged as depreciation to the profit and loss account. The actual maintenance expenditure incurred is capitalised. Cyclical maintenance on hydro civil assets of a longer life nature is capitalised and depreciated over the anticipated useful life of the refurbishment.

Depreciation is provided on tangible fixed assets to write off cost, less residual values, on a straight line basis over their estimated operational lives. The estimated operational lives are as follows:

	Years
Power stations	20 to 60
Overhead lines and gas storage facilities	40 to 80
Other transmission and distribution buildings, plant and equipment	10 to 45
Shop refurbishment, fixtures, equipment, vehicles and mobile plant	3 to 10

Leased assets
Rentals payable under operating leases are charged to the profit and loss account on a straight line basis over the lease term. Assets leased under finance leases are capitalised and depreciated over the shorter of the lease period and the estimated operational lives of the assets. The interest element of the finance lease repayments is charged to the profit and loss account in proportion to the balance of the capital repayments outstanding.

Stocks and work in progress
Stocks are valued at the lower of cost and net realisable value. The valuation of work in progress is based on the cost of labour, plus appropriate overheads and the cost of materials. Progress invoices are deducted in arriving at the amounts stated.

Taxation
Deferred tax is recognised in respect of all timing differences which have originated but not reversed at the balance sheet date, subject to certain exceptions. Deferred tax is calculated on a discounted basis and the net present value of the deferred tax liability is reflected in the accounts.

Customer contributions and capital grants
Customer contributions, with the exception of those received for the contestable part of new connections work, and capital grants are recorded as deferred income and released to the profit and loss account over the estimated life used in calculating contributions.

Goodwill and intangible assets
Since 1 April 1998, any purchased goodwill has been capitalised and amortised on a straight line basis to the profit and loss account. This is normally over a period of up to 20 years from the date of acquisition, with the exception of goodwill relating to the acquisitions of Hornsea and Neoscorp, which are amortised over a period of 30 years and 10 years respectively (note 12).

Goodwill arising on acquisitions purchased prior to 1 April 1998 was written-off to reserves in accordance with the accounting standard then in force. As permitted by FRS 10, Goodwill and Intangible Assets, the goodwill previously written off to reserves has not been reinstated in the balance sheet. On disposal or closure of a previously acquired business, any attributable goodwill will be included in determining the profit or loss on disposal.

On acquisition of Atlantic Electric and Gas, the Group recognised the value of the brand acquired as an intangible asset. This asset will be amortised on a straight line basis over a period of 10 years (note 12).

Emission rights
Under a new Government scheme introduced to reduce carbon emissions, emission rights are to be allocated to the relevant industries to control levels of pollution. Over the coming years, these rights will be reduced and companies exceeding their permitted levels will be required to buy further rights to cover their carbon emissions, or incur penalties. It is anticipated that these rights will, over time, become more expensive, due to their shortage and will therefore financially encourage cleaner methods of energy production. As a result of issuing emission rights that are transferable, a secondary market trading in these rights has been created.

It is not the Group's policy to trade in the emission rights market on a speculative nature. At the balance sheet date the net liabilities for emission rights are provided in full.

Decommissioning costs
The estimated decommissioning costs at the end of the useful lives of certain power station assets are provided where a net liability arises on a discounted basis. The unwinding of the discount is included within net interest payable.

2. TURNOVER AND PROFIT ANALYSIS

All turnover and profit before taxation arise from operations within Great Britain and Ireland.

The Group's principal business is the generation, distribution and supply of electricity and sale of gas in Great Britain and Ireland and the transmission of electricity in the north of Scotland. Analysis of turnover, operating profit and net assets by activity is provided below:

Turnover

	Total turnover		Internal turnover		External turnover	
	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m
Power Systems						
Scotland	**258.9**	243.3	**188.1**	180.9	**70.8**	62.4
England	**369.2**	378.5	**185.5**	187.7	**183.7**	190.8
	628.1	621.8	**373.6**	368.6	**254.5**	253.2
Generation and Supply	**6,766.1**	4,505.6	**15.7**	16.4	**6,750.4**	4,489.2
Other businesses	**645.5**	576.5	**225.8**	194.5	**419.7**	382.0
	8,039.7	5,703.9	**615.1**	579.5	**7,424.6**	5,124.4

Turnover relating to the Quasi-subsidiaries of £22.8m (2004 – £5.6m) is included in Other Businesses (note 15).

Operating profit and net assets/(liabilities)

	Operating Profit 2005 Before exceptional items £m	Operating Profit 2005 Exceptional items £m	Operating Profit 2005 Total £m	Operating Profit 2004 £m	Net assets/(liabilities) 2005 £m	Net assets/(liabilities) 2004 £m
Power Systems						
Scotland	**130.8**	**–**	**130.8**	118.1	**217.7**	185.1
England	**193.9**	**–**	**193.9**	199.4	**310.9**	230.7
	324.7	**–**	**324.7**	317.5	**528.6**	415.8
Generation and Supply	**374.1**	**72.5**	**446.6**	286.5	**968.2**	912.2
Other businesses	**91.5**	**–**	**91.5**	76.3	**1,189.4**	1,049.3
	790.3	**72.5**	**862.8**	680.3	**2,686.2**	2,377.3
Unallocated borrowings	**–**	**–**	**–**	–	**(742.4)**	(444.6)
Unallocated net liabilities	**–**	**–**	**–**	–	**(41.5)**	(204.3)
	790.3	**72.5**	**862.8**	680.3	**1,902.3**	1,728.4

The total operating profits relating to joint ventures of £28.9m (2004 – £30.6m) and associates of £44.2m (2004 – £20.6m), including exceptional income of £22.3m, are included in Generation and Supply.

Income and costs have been allocated specifically to the activity to which they relate wherever possible. However, because of the integrated nature of the Group's activities, certain costs have been apportioned or recharged between businesses. Unallocated net liabilities include corporate items such as taxation, dividends, investments and the net pension asset/(liability).

3. OPERATING PROFIT

Operating profit is arrived at after charging/(crediting):

	2005 £m	2004 £m
Depreciation of tangible fixed assets (note 13)	**208.5**	183.1
Impairment charge (note 13)	**61.0**	–
Operating lease rentals	**14.5**	9.6
Amortisation of goodwill (note 12)	**15.4**	14.8
Amortisation of brand cost (note 12)	**0.8**	–
Release of deferred income in relation to customer contributions and capital grants	**(35.9)**	(20.4)
Research and development	**0.6**	1.0
Auditors' remuneration – audit services	**0.4**	0.4

Audit fees include £0.1m (2004 – £0.1m) payable in respect of the Company. Non-audit fees payable to KPMG Audit Plc and its associates amounted to £0.19m (2004 – £0.11m) for further assurance services (£0.16m [2004 – £0.09m]) and tax advisory services (£0.03m [2004 – £0.02m]). The gain on disposal of property in 2004, separately disclosed on the face of the profit and loss account, relates to the sale of land and buildings at Amersham Road, Reading.

4. EXCEPTIONAL ITEMS

Cost of sales depreciation

(i) At 31 March 2005 the contract which provided Scottish Power with rights over a part of the original Peterhead Power Station until 2012 was ended. This contract was put in place at privatisation as part of a suite of contracts known as the structural contracts. The end of Scottish Power's interest in Peterhead has triggered a reappraisal of the power station and in particular the carrying value of the assets which were subject to the contract. Scottish Power did not have rights over the re-powered station and their contractual interest was limited to the original station. As a result of these events, an impairment review was carried out on the income generating unit affected using a discount rate of 5%, which concluded that the value in use of the original station was impaired. Consequently an exceptional impairment of £61.0m has been taken as a charge to the results for the year. In view of the size and nature of this amount, this is disclosed separately as an exceptional item. The re-powered station continues to be held at its full net book value. The impairment charge had no impact on Group cash flow.

Other operating income

(ii) On 30 March 2005 a net dividend of £159.1m was received in relation to the administration of TXU Europe Energy Trading Ltd which had been placed into administration in 2002. After extinguishing debtor balances, the net receipt of £111.2m was taken as an exceptional credit to the results for the year-ended 31 March 2005. In addition to this, the group's share of the exceptional credit recognised as income by an associate company, Barking Power Limited, amounting to £22.3m, is shown separately within share of operating profit from associates. Further dividends, of up to £100m, are expected from this administration, but these have not been recognised in the results to date as the value and the timing of the receipts are uncertain.

5. STAFF COSTS AND NUMBERS

	2005 £m	2004 £m
Staff costs:		
Wages and salaries	**284.5**	248.1
Social security costs	**25.1**	21.5
Pension costs	**23.0**	18.6
	332.6	288.2
Less charged as capital expenditure	**(47.5)**	(43.5)
	285.1	244.7

	2005 Number	2004 Number
Numbers employed at 31 March	**11,034**	9,785

The monthly average number of people employed by the Group (including Executive Directors) during the year was:

	2005 Number	2004 Number
Power Systems	**2,308**	2,277
Generation and Supply	**3,588**	2,764
Other businesses and corporate services	**4,746**	4,519
	10,642	9,560

6. DIRECTORS' REMUNERATION AND INTERESTS

Information concerning Directors' remuneration, shareholdings, options, long term incentive schemes and pensions is shown in the Remuneration Report on pages 34 to 38. No Director had, during or at the end of the year, any material interest in any contract of significance in relation to the Group's business.

7. NET INTEREST PAYABLE

	Group		Joint ventures		Associates	
	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m
Interest receivable:						
Interest from short-term deposits	3.2	2.2	-	-	-	-
Other interest receivable	16.5	17.4	0.6	0.4	0.7	1.0
	19.7	19.6	0.6	0.4	0.7	1.0
Interest payable and similar charges:						
Bank loans and overdrafts	33.6	27.1	-	-	6.9	11.0
Other loans	56.5	46.9	10.9	11.9	0.7	0.7
Other financing charges	3.7	7.7	-	-	-	-
	93.8	81.7	10.9	11.9	7.6	11.7
Interest capitalised	(3.4)	(2.0)	-	-	-	-
	90.4	79.7	10.9	11.9	7.6	11.7
Amortisation of discount	3.0	3.2	-	-	-	-
Net interest payable	73.7	63.3	10.3	11.5	6.9	10.7

Included within other financing charges is the net interest charge relating to the quasi-subsidiary companies, £1.8m (2004 – £0.2m).

8. OTHER FINANCE INCOME

	2005 £m	2004 £m
Expected return on pension scheme assets	107.1	87.3
Interest on pension scheme liabilities	(93.7)	(85.1)
Other finance income (see note 26)	13.4	2.2

9. TAXATION

	Before exceptional items £m	Exceptional items (note 4) £m	Total £m	2004 £m
Analysis of charge in the year				
Current tax:				
UK corporation tax on profits of the year	176.1	33.3	209.4	154.9
Adjustments in respect of previous years	(4.0)	-	(4.0)	(15.5)
Joint Ventures	5.1	-	5.1	2.8
Associates	4.8	6.7	11.5	3.8
Total current tax	182.0	40.0	222.0	146.0
Deferred tax:				
Origination and reversal of timing differences	27.1	(12.8)	14.3	23.9
Increase in discount	0.5	-	0.5	(18.7)
Adjustments in respect of prior year	6.7	-	6.7	8.3
Origination and reversal of timing differences – Associates	(1.3)	-	(1.3)	-
Total deferred tax	33.0	(12.8)	20.2	13.5
Tax on profit on ordinary activities	215.0	27.2	242.2	159.5

	2005 £m	2004 £m
Tax on group profit on ordinary activities at standard UK corporation tax rate of 30% (2004 – 30%)	235.6	182.2
Effects of:		
Expenses not deductible for tax purposes	10.2	5.6
Capital allowances in excess of depreciation	(8.4)	(21.2)
Utilisation of tax losses	-	(2.6)
Non taxable income	(5.4)	(2.4)
Other timing differences	(4.6)	(0.1)
Advance corporation tax	(1.4)	-
Adjustments to tax charge in respect of previous periods	(4.0)	(15.5)
Group current tax charge for year	222.0	146.0

10. DIVIDENDS

	2005 £m	2004 £m
Dividends on ordinary shares		
Interim of 12.2p (2004 – 11.3p)	**104.7**	96.8
Proposed final of 30.3p (2004 – 26.4p)	**260.0**	226.1
	364.7	322.9

11. EARNINGS PER SHARE

	Note	2005 Earnings £m	2004 Earnings £m	2005 Earnings pence per share	2004 Earnings pence per share
Basic		**543.2**	447.9	**63.4**	52.3
Exceptional items	4	**(45.3)**	–	**(5.3)**	–
Basic excluding exceptional items		**497.9**	447.9	**58.1**	52.3
Adjusted for:					
amortisation of goodwill	3	**15.4**	14.8	**1.8**	1.7
deferred tax	9	**33.0**	13.5	**3.8**	1.6
other finance income	8	**(13.4)**	(2.2)	**(1.5)**	(0.3)
		532.9	474.0	**62.2**	55.3
disposal of property	3	**–**	(10.2)	**–**	(1.2)
Adjusted		**532.9**	463.8	**62.2**	54.1
Exceptional items		**45.3**	–	**5.3**	–
Adjusted including exceptional items		**578.2**	463.8	**67.5**	54.1
Diluted before convertible debt		**543.2**	447.9	**63.2**	52.2
Convertible debt interest (net of tax)	29	**3.3**	–	**–**	–
Dilutive effect of convertible debt		**–**	–	**(0.6)**	–
Diluted		**546.5**	447.9	**62.6**	52.2
Exceptional Items		**(45.3)**	–	**(5.2)**	–
Diluted excluding exceptional items		**501.2**	447.9	**57.4**	52.2

Adjusted earnings per share has been calculated by excluding amortisation of goodwill, the charge for deferred tax, finance income from net pension asset and the prior year property disposal highlighted in note 3.

The weighted average number of shares used in each calculation is as follows:

	2005 Number of shares (millions)	2004 Number of shares (millions)
For basic and adjusted earnings per share	**857.2**	856.8
Effect of exercise of share options	**1.9**	1.3
	859.1	858.1
Effect of dilutive convertible debt (note 29)	**14.2**	–
For diluted earnings per share	**873.3**	858.1

12. INTANGIBLE FIXED ASSETS

	Goodwill on acquisitions £m	Brand value £m	Total £m
Group			
Cost:			
At 1 April 2004	320.1	–	320.1
Additions (note 14)	2.0	9.0	11.0
At 31 March 2005	**322.1**	**9.0**	**331.1**
Amortisation:			
At 1 April 2004	46.1	–	46.1
Charge for the year	15.4	0.8	16.2
At 31 March 2005	**61.5**	**0.8**	**62.3**
Net book value:			
At 31 March 2005	**260.6**	**8.2**	**268.8**
At 31 March 2004	274.0	–	274.0

12. INTANGIBLE FIXED ASSETS Continued

Goodwill arising from the purchase of Hornsea is amortised over a period of 30 years, based on the future operational life of Hornsea and the long-term strategic importance of gas storage for the security of future energy supply. Goodwill arising from the purchase of Neos is amortised over a period of 10 years reflecting the competitive nature of the telecommunications market. The brand value arising from the purchase of Atlantic is amortised over a period of 10 years reflecting the dynamic nature of the electricity and gas customer markets.

The goodwill and brand amortisation charge for the year can be analysed across business segments as follows:

	2005 £m	2004 £m
Power Systems	-	-
Generation and Supply	13.2	12.0
Other businesses	3.0	2.8
	16.2	14.8

13. TANGIBLE FIXED ASSETS

	Generation and gas storage assets £m	Other land and buildings £m	Transmission and distribution assets £m	Vehicles and miscellaneous equipment £m	Total £m
Group					
Cost:					
At 1 April 2004	2,168.7	82.9	3,959.8	227.1	6,438.5
Additions	179.0	0.7	192.0	11.8	383.5
Acquired (note 14)	131.5	-	-	0.4	131.9
Reclassification (see below)	10.6	-	-	-	10.6
Disposals	(12.1)	(3.1)	(0.2)	(16.0)	(31.4)
At 31 March 2005	**2,477.7**	**80.5**	**4,151.6**	**223.3**	**6,933.1**
Depreciation:					
At 1 April 2004	594.9	18.4	1,501.8	184.3	2,299.4
Charge for the year	88.6	1.8	108.6	9.5	208.5
Impairment charge (note 4)	61.0	-	-	-	61.0
Disposals	(3.4)	(0.4)	(0.1)	(15.7)	(19.6)
At 31 March 2005	**741.1**	**19.8**	**1,610.3**	**178.1**	**2,549.3**
Net book value					
At 31 March 2005	**1,736.6**	**60.7**	**2,541.3**	**45.2**	**4,383.8**
At 31 March 2004	1,573.8	64.5	2,458.0	42.8	4,139.1

Included within the above are the following assets held under finance leases:

	Network assets £m	Vehicles and miscellaneous equipment £m	Total £m
Cost:			
At 1 April 2004 and 31 March 2005	5.1	7.0	12.1
Depreciation:			
At 1 April 2004	3.7	5.2	8.9
Charge for the period	0.3	0.3	0.6
At 31 March 2005	**4.0**	**5.5**	**9.5**
Net book value:			
At 31 March 2005	**1.1**	**1.5**	**2.6**
At 1 April 2004	1.4	1.8	3.2

Land is predominantly heritable or freehold. The net book value of other land and buildings includes freehold £18.8m (2004 - £19.8m) and short leasehold £0.5m (2004 - £0.5m). Generation assets comprise generating stations and related plant and machinery and include all hydro civil assets. The reclassification relates to capital spares purchased on full acquisition of Medway Power Limited which were previously classified as stock. Cumulative interest capitalised for the Group, included in the cost of tangible fixed assets amounts to £22.9m (2004 - £19.5m).

	Group		Company	
	2005 £m	2004 £m	2005 £m	2004 £m
Assets in the course of construction	198.8	68.2	-	-

14. ACQUISITIONS

The group made a number of acquisitions during the year, all of which are accounted for using acquisition accounting principles. Deferred consideration of £8.7m has been recognised on these purchases.

(a) Fiddler's Ferry and Ferrybridge

On 30 July 2004, Keadby Generation Limited acquired from AEP Energy Services UK Limited the Fiddler's Ferry and Ferrybridge power stations, associated coal stocks, fuel in transit and contracts to supply fuel for a consideration of £259.3m. There was no goodwill on this acquisition.

The book values and final fair values of the assets and liabilities acquired were as follows:

	Book value of net assets acquired £m	Revaluation £m	Fair value to the Group £m
Tangible fixed assets	69.9	61.6	131.5
Stock	66.1	41.0	107.1
Other current assets	114.6	(34.3)	80.3
Provisions	–	(45.2)	(45.2)
Deferred taxation	–	3.8	3.8
Pension scheme	–	(18.2)	(18.2)
Net assets	**250.6**	**8.7**	**259.3**
Total consideration			**259.3**

The revaluation adjustments reflect the recognition of decommissioning costs, the net liabilities of the pension scheme acquired, the result of the independent valuation of coal stocks, the inherent value of the forward purchase and sale contracts and an estimate of the fair value of the station assets. These assets operate as part of the Group's generation portfolio. The estimated contribution to operating profit from these assets in the year to 31 March 2005 was around £50m.

(b) Other acquisitions

The provisional fair values of the assets and liabilities of the following acquisitions made during the year and the consideration paid or due are shown below:

(i) Atlantic Electric & Gas

On 28 April 2004, SSE Energy Supply Limited acquired the assets and ongoing business of Atlantic Electric & Gas Limited (in administrative receivership) from the Receivers, KPMG LLP, for a consideration of £85.2m.

(ii) Eastern Contracting

On 12 January 2005, Southern Electric Contracting Limited acquired the assets and ongoing business of part of Alfred McAlpine Utility Services SE Limited from Alfred McAlpine for a consideration of £2.0m.

The table below shows provisional fair values at the respective dates of acquisition:

	Book value of net assets acquired £m	Revaluation £m	Fair value to the Group £m
Intangible assets	8.4	0.6	9.0
Tangible fixed assets	0.4	–	0.4
Stock and work-in-progress	1.8	(0.7)	1.1
Current assets	78.1	(0.6)	77.5
Current liabilities	(1.8)	–	(1.8)
Provisions	–	(1.0)	(1.0)
Net assets	**86.9**	**(1.7)**	**85.2**
Goodwill			**2.0**
Total consideration			**87.2**

The revaluation adjustments reflect adjustments to work-in-progress, recognition of provisions on acquired contracts and the revaluation of working capital and intangible assets acquired.

15. FIXED ASSET INVESTMENTS

	At 1 April 2004 £m	New investments acquired £m	New loans £m	Repayment £m	Dividends received £m	Group share of post tax profits £m	**At 31 March 2005 £m**
Group							
Investment in associates	10.6	–	–	–	(2.0)	27.1	**35.7**
Loans to associates	10.1	–	–	(2.7)	–	–	**7.4**
	20.7	–	–	(2.7)	(2.0)	27.1	**43.1**
Investment in joint ventures	51.0	–	–	–	(10.5)	13.5	**54.0**
Loans to joint ventures	125.1	–	1.0	(10.8)	–	–	**115.3**
Other investments	0.2	1.2	–	–	–	–	**1.4**
	197.0	1.2	1.0	(13.5)	(12.5)	40.6	**213.8**

15. FIXED ASSET INVESTMENTS Continued

	At 1 April 2004 and 31 March 2005 £m
Company	
Investment in subsidiary undertakings	**777.9**

Quasi-subsidiaries

In 50:50 partnership with Royal Bank Leasing Limited, the Group has established two companies, Tay Valley Lighting (Stoke on Trent) Limited and Tay Valley Lighting (Newcastle and North Tyneside) Limited. The principal activity of these companies is to provide street lighting services to Stoke Council and Newcastle and North Tyneside Council respectively under the Private Finance Initiative, these services being sub-contracted to Southern Electric Contracting Limited. The structure of these companies and their contractual arrangements are such that they have been identified as quasi-subsidiaries under FRS 5 and are therefore being consolidated.

The draft summarised financial statements of these companies are as follows:

Profit and Loss Account
for the period ended 31 March 2005

	2005 £m	2004 £m
Income	**22.8**	5.6
Operating costs	**(21.0)**	(5.4)
Interest payable	**(1.8)**	(0.2)
Net profit before tax	**–**	–

Balance Sheet
as at 31 March 2005

	2005 £m	2004 £m
Trade debtors	**16.6**	3.9
Cash at bank	**6.5**	1.6
	23.1	5.5
Trade creditors	**(5.0)**	(1.3)
Loans	**(18.1)**	(4.2)
Net assets	**–**	–

Details of the principal subsidiary undertakings, joint ventures, associates and quasi-subsidiaries are as follows:

Subsidiary undertakings	Country of Incorporation	Holding %	Principal Activity
SSE Services plc	England and Wales	100	Finance and IT support services
SSE Energy Supply Limited	England and Wales	100	Electricity supply
SSE Trading Limited	England and Wales	100	Energy trading
Scottish Hydro-Electric Transmission Limited (iii)	Scotland	100	Transmission of electricity
Scottish Hydro-Electric Power Distribution Limited (iii)	Scotland	100	Distribution of electricity
Southern Electric Power Distribution plc (iii)	England and Wales	100	Distribution of electricity
Southern Electric Gas Limited (v)	England and Wales	100	Gas supply
SSE Retail Limited	Scotland	100	Electrical appliance sales and servicing
SSE Telecommunications Limited	Scotland	100	Telecommunication services
SSE Hornsea Limited (v)	England and Wales	100	Gas storage
Southern Electric Contracting Limited (iv)	England and Wales	100	Electrical contractor
Thermal Transfer Limited (iv)	England and Wales	100	Environmental engineering
SSE Utility Services plc (iv)	England and Wales	100	Utility contractor
SSE Generation Limited	England and Wales	100	Electricity generation
SSE Insurance Limited	Isle of Man	100	Insurance services
S+S Limited (iii)	Scotland	100	Electricity connections
Keadby Generation Limited (vii)	England and Wales	100	Electricity generation
Medway Power Limited (i)	England and Wales	100	Electricity generation
SSE Medway Operations Limited (i)	England and Wales	100	Maintenance contractor
SSE Neosnetworks Limited (viii)	England and Wales	100	Telecommunication services
Joint ventures			
Seabank Power Limited (ii)	England and Wales	50	Electricity generation
Renewable Technology Ventures Limited (i)	Scotland	50	Renewable generation development
PriDE (South East Regional Prime) Limited (iv)	England and Wales	50	Defence estates contractor
Scotia Gas Networks Limited	England and Wales	50	Gas networks
Associates			
Scottish Electricity Settlements Limited (vi)	Scotland	50	Electricity settlement systems
Barking Power Limited (i)	England and Wales	22	Electricity generation
Derwent Co-generation Limited (i)	England and Wales	49.5	Electricity generation
Quasi-subsidiaries			
Tay Valley Lighting (Stoke on Trent) Limited	England and Wales	50	Contracting services
Tay Valley Lighting (Newcastle and North Tyneside) Limited	England and Wales	50	Contracting services

The above companies' shares consist of ordinary shares only. All companies operate in Great Britain and Ireland except for SSE Insurance Limited which operates in the Isle of Man. Seabank Power Limited has an accounting period ending on 31 December. All other companies of the Group have accounting periods ending on 31 March.

15. FIXED ASSET INVESTMENTS Continued

A full list of Group companies will be included in the company's annual return.

(i) Shares held by SSE Generation Limited.
(ii) Shares held by SSE Seabank Investments Limited.
(iii) Shares held by SSE Power Distribution Limited.
(iv) Shares held by SSE Contracting Limited.
(v) Shares held by SSE Energy Supply Limited.
(vi) Shares held by S+S Limited.
(vii) Shares held by Keadby Power Limited.
(viii) Shares held by SSE Telecommunications Limited.

16. STOCKS

	Group	
	2005 £m	2004 £m
Fuel and consumables	**114.7**	30.6
Work in progress	**17.0**	12.4
Goods for resale	**2.4**	3.0
	134.1	46.0

17. DEBTORS

	Group		Company	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Amounts falling due within one year:				
Trade debtors	**747.1**	411.8	**-**	-
Amounts owed by subsidiary undertakings	**-**	-	**887.9**	517.7
Amounts owed by joint ventures and associates	**-**	-	**-**	-
Other debtors	**55.0**	47.5	**7.5**	27.9
Deferred taxation asset	**-**	-	**1.3**	-
Prepayments and accrued income	**271.6**	277.6	**-**	-
	1,073.7	736.9	**896.7**	545.6
Amounts falling due after more than one year:				
Amounts owed by subsidiary undertakings	**-**	-	**2,197.0**	2,207.8
	1,073.7	736.9	**3,093.7**	2,753.4

18. CURRENT ASSET INVESTMENTS

	Group		Company	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Listed investments	**-**	2.9	**-**	-
Short-term deposits	**218.5**	18.9	**199.1**	8.6
	218.5	21.8	**199.1**	8.6

No listed investments were held at 31 March 2005. The market value of the listed investments at 31 March 2004 was not materially different from their cost. Of these listed investments, £0.1m were subject to the terms of a Trust Deed as security for payment of liabilities due under a reinsurance treaty.

19. CREDITORS: amounts falling due within one year

	Group		Company	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Bank overdrafts	**4.4**	1.8	**2.1**	-
Other short-term loans	**24.5**	80.6	**-**	62.2
Payments received in advance	**20.4**	17.8	**-**	-
Trade creditors	**862.0**	610.8	**-**	-
Amounts owed to subsidiary undertakings	**-**	-	**1,791.6**	1,456.2
Corporation tax	**138.0**	85.4	**10.4**	12.5
Taxation and social security	**32.1**	21.2	**-**	-
Other creditors	**103.4**	107.6	**57.8**	56.9
Accruals and other deferred income	**256.0**	156.5	**-**	-
Proposed dividends	**260.0**	226.1	**260.0**	226.1
	1,700.8	1,307.8	**2,121.9**	1,813.9

Analysis of the maturity of the borrowings is included in note 29.

20. CREDITORS: amounts falling due after more than one year

	Group		Company	
	2005	2004	**2005**	2004
	£m	£m	**£m**	£m
Loans including convertible debt	**1,652.1**	1,363.0	**742.4**	444.6
Deferred income	**266.3**	289.3	**-**	-
Amounts owed to subsidiary undertakings	**-**	-	**240.2**	240.2
	1,918.4	1,652.3	**982.6**	684.8

Analysis of the maturity of the borrowings is included in note 29.

21. DEFERRED TAXATION

Group	**2005** **£m**	2004 £m
At 1 April	**512.7**	462.2
Deferred tax charged in the profit and loss account	**21.5**	13.5
Acquired in the year (note 14)	**(3.8)**	37.0
At 31 March	**530.4**	512.7

	2005 **£m**	2004 £m
Accelerated capital allowances	**867.6**	858.4
Other timing differences	**(26.2)**	(34.1)
Undiscounted provision for deferred tax	**841.4**	824.3
Discount	**(311.0)**	(311.6)
Discounted provision for deferred tax	**530.4**	512.7

The company has a deferred tax asset after discounting of £1.3m (2004 - nil) which relates to other timing differences (note 17).

22. OTHER PROVISIONS

	Restructure £m	Onerous energy contracts £m	Decommissioning £m	Other £m	Total £m
Group					
At 1 April 2004	12.4	66.4	3.0	14.2	96.0
Acquired in the year	-	12.8	32.4	1.0	46.2
Profit and loss account	-	1.3	1.7	2.7	5.7
Utilised during the year	(7.7)	(27.1)	-	(1.8)	(36.6)
At 31 March 2005	**4.7**	**53.4**	**37.1**	**16.1**	**111.3**

The restructure provision is in relation to expected costs associated with the continuing rationalisation of the business. The costs mainly comprise employee related costs, principally redundancy and early retirement costs. The majority of the expenditure is expected to be incurred in the next two years.

The onerous energy contracts provision relates to the present value of 'out of money' purchase contracts and will be utilised over a maximum period to 2011 when the contracts terminate. Decommissioning provisions cover the future cost of decommissioning coal-fired power stations and certain other assets. Other provisions include insurance/warranty claims and the costs of various committed expenditures relating to hydro civil assets.

23. SHARE CAPITAL

	Number (millions)	£m
Company		
Equity: Ordinary shares of 50p each:		
Authorised:		
At 31 March 2005 and 1 April 2004	**1,200.0**	**600.0**
Allotted, called up and fully paid:		
At 1 April 2004	857.5	428.7
Issue of shares (i)	1.3	0.7
At 31 March 2005	**858.8**	**429.4**

(i) The Company issued 1,331,156 shares during the year under the Savings-related Share Option Schemes, and Discretionary Share Option Schemes for a consideration of £9.7m.

(ii) The QUEST was established under a Trust Deed on 30 June 1997 to acquire shares in the Company for the benefit of employees and directors of the Company and its subsidiaries. The total number of shares held by the QUEST at 31 March 2005 was 667,827 which had a market value of £5.9m. These shares will be allocated to employees and Directors in satisfaction of their options under the Savings-related Share Option Schemes. Dividends are waived on the shares held by the QUEST.

(iii) The company has agreed to make a special award of 50 free shares to all employees in employment at both 31 March and 20 August 2005. Under the arrangements for the award, which amounts to 551,700 shares, the shares will be held in trust for five years.

24. RESERVES

	Share premium account £m	Capital redemption reserve £m	*Profit and* loss account excluding pension reserve £m	Pension reserve £m	Profit and loss account £m
Group					
At 1 April 2004	72.6	13.7	1,353.5	(140.1)	1,213.4
Retained profit for the year	–	–	178.5	–	178.5
Premium on issue of shares	9.0	–	–	–	–
Actuarial loss net of deferred tax	–	–	–	(14.3)	(14.3)
At 31 March 2005	**81.6**	**13.7**	**1,532.0**	**(154.4)**	**1,377.6**

The cumulative amount of goodwill previously written off to reserves is £139.1m (note 1).

	Share premium account £m	Capital redemption reserve £m	Profit and loss account excluding pension reserve £m	Pension reserve £m	Profit and loss account £m
Company					
At 1 April 2004	72.6	13.7	550.4	28.9	579.3
Retained loss for the year	–	–	(67.3)	–	(67.3)
Premium on issue of shares	9.0	–	–	–	–
Actuarial gain net of deferred tax thereon	–	–	–	0.9	0.9
At 31 March 2005	**81.6**	**13.7**	**483.1**	**29.8**	**512.9**

The profit for the year attributable to shareholders dealt with in the Accounts of the company was £297.4m (2004 – £121.7m). As allowed by section 230 of the Companies Act 1985, the company has not presented its own profit and loss account.

25. MINORITY INTERESTS

	Equity £m
At 1 April 2004	(0.3)
Share of loss on ordinary activities after taxation	(0.1)
At 31 March 2005	**(0.4)**

26. PENSIONS

Scottish and Southern Energy plc has three funded final salary pension schemes which provide defined benefits, based on final pensionable pay. The third final salary pension scheme (Keadby Generation Limited, "KGL") was acquired during the year as part of the acquisition of the Fiddler's Ferry and Ferrybridge power stations. The Group also has an unapproved, unfunded retirement benefit plan and a personal pension scheme. The personal pension scheme is a money purchase scheme whereby the Group matches the members' contributions up to a maximum of 6% of salary. The scheme is managed by Friends Provident. On 12 January SSE acquired a part of the business of Alfred McAlpine Contracting including 141 employees. These employees were members of the Alfred McAlpine group of the Electricity Supply Pension Scheme (ESPS) and subsequent to the acquisition have become members of the Southern Electric group of the ESPS. The liabilities that they represent are included in the valuation as at 31 March 2005 as are the agreed asset transfer values. The Scottish Hydro Electric Scheme is included in the company balance sheet.

Pension summary:

	Scheme type	Net actuarial gain/(loss) recognised in respect of the pension asset in the STRGL			Net pension (liability)/asset		
		2005 £m	2004 £m	2003 £m	**2005 £m**	2004 £m	2003 £m
Scottish Hydro Electric	Defined benefit	**0.9**	106.6	(157.4)	**70.9**	52.7	(65.2)
Southern Electric	Defined benefit	**(12.8)**	47.2	(200.9)	**(194.9)**	(177.1)	(216.3)
KGL	Defined benefit	**(2.4)**	-	-	**(19.6)**	-	-
		(14.3)	153.8	(358.3)	**(143.6)**	(124.4)	(281.5)

The individual pension scheme details based on the latest formal actuarial valuations are as follows:

	Scottish Hydro Electric	Southern Electric	KGL
Latest formal actuarial valuation	31 March 2003	31 March 2004	31 March 2004
Valuation carried out by	Hymans Robertson	Hewitt, Bacon & Woodrow	Hewitt, Bacon & Woodrow
Value of assets based on valuation	£614.0m	£770.5m	£46.4m
Value of liabilities based on valuation	£658.0m	£1,046.0m	£60.1m
Valuation method adopted	Projected Unit	Projected Unit	Projected Unit
Average investment rate of return	5.3%	6.0%	6.5%
Average salary increase	4.8%	4.9%	3.9%
Average pension increases	2.5%	3.0%	2.8%
Value of fund assets/ accrued benefits	93.3%	73.7%	77.2%

All schemes have been updated to 31 March 2005 by qualified independent actuaries. The major assumptions used by the actuaries were:

	At 31 March 2005	At 31 March 2004	At 31 March 2003
Rate of increase in pensionable salaries	**4.3%**	4.3%	4.0%
Rate of increase in pension payments	**2.8%**	2.8%	2.5%
Discount rate	**5.4%**	5.5%	5.5%
Inflation rate	**2.8%**	2.8%	2.5%

The Group has agreed to pay £29.5m per year (rising in line with the Retail Price Index) to repair the deficit in the Southern Electric Scheme.

Valuation of combined Pension Schemes

	Long-term rate of return expected at 31 March 2005 %	**Value At 31 March 2005 £m**	Long-term rate of return expected at 31 March 2004 %	Value At 31 March 2004 £m	Long-term rate of return expected at 31 March 2003 %	Value At 31 March 2003 £m
Equities	**8.2**	**1,033.5**	8.2	961.1	8.1	859.5
Government bonds	**4.7**	**171.3**	4.7	256.3	4.6	266.6
Other investments	**5.5**	**448.5**	5.4	282.4	5.2	145.0
Total market value of assets		**1,653.3**		1,499.8		1,271.1
Present value of schemes' liabilities		**(1,858.4)**		(1,677.5)		(1,673.3)
Net (deficit) in the schemes		**(205.1)**		(177.7)		(402.2)
Deferred tax thereon		**61.5**		53.3		120.7
Net pension liability		**(143.6)**		(124.4)		(281.5)

The net pension liability above comprises assets of £70.9m (2004 - £52.7m, 2003 - £Nil) and liabilities of £214.5m (2004 - £177.1m, 2003 - £281.5m).

26. PENSIONS Continued

Movements in (deficit)/surplus during the year

	2005 £m	2004 £m
Total gross (deficit) at beginning of the year	(177.7)	(402.2)
Acquired deficit on acquisition of KGL pension scheme (note 14)	(26.0)	–
	(203.7)	(402.2)
Movement in year:		
Current service costs	(20.9)	(16.7)
Contributions paid	21.9	19.0
Curtailment costs charged to reorganisation provision	(1.0)	(1.2)
Other finance income (note 8)	13.4	2.2
	13.4	3.3
Actual return less expected return on pension scheme assets	(0.9)	190.5
Experience gain arising on pension scheme liabilities	–	60.3
Changes in financial assumptions underlying pension scheme liabilities	(13.9)	(29.6)
Variance between pension fund actuarial assumptions and actual experience	(14.8)	221.2
Total gross (deficit) in scheme at end of the year	(205.1)	(177.7)

	2005 £m	2004 £m
Variance between pension fund actuarial assumptions and actual experience	(14.8)	221.2
Gross actuarial (loss)/gain recognised in pension fund	(14.8)	221.2
Deferred tax	0.5	(67.4)
Net actuarial (loss)/gain recognised in respect of the pension asset in STRGL	(14.3)	153.8

History of experience gains and losses

	2005 £m	2004 £m	2003 £m	2002 £m	2001 £m
Difference between the expected and actual return on scheme assets:					
Amount	(0.9)	190.5	(464.7)	(132.0)	(247.9)
Percentage of scheme assets	(0.1%)	12.7%	(36.6%)	(7.8%)	(13.9%)
Experience gains/losses on scheme liabilities:					
Amount	–	60.3	3.0	7.0	(40.0)
Percentage of the present value of scheme liabilities	–	3.6%	0.2%	0.4%	2.8%
Total amount recognised in statement of total recognised gains and losses:					
Amount	(14.8)	221.2	(506.6)	(158.0)	(102.9)
Percentage of the present value of scheme liabilities	(0.8%)	13.2%	(30.3%)	(9.9%)	(7.1%)

Defined contribution scheme

The total contribution payable by the Group, including charges for defined contribution schemes was £2.1m (2004 – £1.9m).

27. SHARE OPTIONS

Shares subject to option under the various schemes are as follows:

	Date of grant	Number 31 March 2005	Price Pence	Date from which exercisable	Expiry date
Discretionary Share Option Scheme					
	December 1996	**128,000**	**315**	December 1999	December 2006
	June 1997	**5,000**	**406**	June 2000	June 2007
	June 1998	**45,000**	**547**	June 2001	June 2008
	July 1998	**360,800**	**547**	July 2001	July 2008
Savings-related Share Option Scheme					
	July 2000	**1,945,409**	**458**	October 2005	March 2006
	October 2001	**12,060**	**566**	December 2004	May 2005
	October 2001	**897,911**	**566**	December 2006	May 2007
	July 2003	**657,364**	**562**	October 2006	April 2008
	July 2003	**878,598**	**562**	October 2008	April 2009
	July 2004	**333,525**	**622**	October 2007	April 2009
	July 2004	**618,298**	**622**	October 2009	April 2010

28. RELATED PARTY TRANSACTIONS

The following transactions took place during the year with entities which were joint ventures or associates:

	Joint Ventures 2005 £m	Joint Ventures 2004 £m	**Associates 2005 £m**	Associates 2004 £m
Net purchase of electricity	**94.0**	104.2	**161.9**	182.0
Interest received on loans	**10.9**	11.9	**0.6**	1.0

The aggregate loans to joint ventures and associates are shown in note 15.

29. DERIVATIVES AND FINANCIAL INSTRUMENTS

Page 20 of the Directors' Statement provides an explanation of the role that financial instruments had during the period in managing the risks the Group faces in its activities. This summarises the objectives and policies for holding or issuing financial instruments and similar contracts, and the strategies for achieving those objectives that have been followed during the year.

The numerical disclosures in this note deal with financial assets and liabilities as defined in FRS 13, Derivatives and Other Financial Instruments: Disclosures. Certain financial assets such as investments in subsidiary and associated companies are excluded from the scope of these disclosures. As permitted by FRS 13, short-term debtors and creditors have also been excluded from the disclosures, other than the currency disclosures.

Interest rate profile

The Group has fixed interest investments of £218.5m (2004 – £21.7m) which are part of the financing activities of the Group. After taking into account interest rate swaps and currency swaps, the interest rate profile of the Group's total borrowings was as follows:

		Borrowings		Fixed rate borrowings	
	Total £m	Floating rate £m	Fixed rate £m	Weighted average interest rate %	Weighted average period for which rate is fixed Years
31 March 2005	**1,681.0**	**40.9**	**1,640.1**	**5.71**	**12.81**
31 March 2004	1,445.4	110.5	1,334.9	6.05	15.84

The floating rate borrowings mainly comprise commercial paper bearing interest rates less than LIBOR at the date of issue and cash advances from the European Investment Bank.

29. DERIVATIVES AND FINANCIAL INSTRUMENTS Continued

Maturity of borrowings

	2005 £m	2004 £m
Within one year		
Overdraft	**4.4**	64.0
8.01% European Investment Bank repayable on 12 October 2009*	**6.9**	6.2
8.45% European Investment Bank repayable on 20 October 2009*	**5.5**	4.9
7.32% European Investment Bank repayable on 15 March 2012*	**2.0**	1.8
6.44% European Investment Bank repayable on 15 September 2012*	**1.8**	1.7
5.69% European Investment Bank repayable on 15 September 2013*	**1.8**	1.7
Quasi-subsidiaries	**6.5**	2.1
	28.9	82.4
Between two and five years		
7.875% Eurobond repayable on 26 March 2007	**149.8**	149.6
US$100m repayable on 1 May 2007	**61.5**	61.5
6.83% European Investment Bank repayable on 15 September 2007	**25.0**	25.0
8.01% European Investment Bank repayable on 12 October 2009*	**35.3**	32.0
8.45% European Investment Bank repayable on 20 October 2009*	**28.3**	25.7
3.75% Convertible Bond repayable 29 October 2009	**297.4**	–
7.32% European Investment Bank repayable on 15 March 2012*	**9.4**	8.7
6.44% European Investment Bank repayable on 15 September 2012*	**8.5**	8.0
5.69% European Investment Bank repayable on 15 September 2013*	**8.4**	8.0
Quasi-subsidiaries	**11.5**	2.1
	635.1	320.6
Over five years:		
8.01% European Investment Bank repayable on 12 October 2009*	**–**	10.2
8.45% European Investment Bank repayable on 20 October 2009*	**–**	8.2
5.66% European Investment Bank repayable on 20 December 2010	**25.0**	25.0
5.24% European Investment Bank repayable on 5 April 2011	**25.0**	25.0
Floating rate European Investment Bank repayable on 15 December 2011	**100.0**	100.0
7.32% European Investment Bank repayable on 15 March 2012*	**5.8**	8.4
6.44% European Investment Bank repayable on 15 September 2012*	**6.6**	8.9
6.29% European Investment Bank repayable on 24 September 2012	**75.0**	75.0
Floating rate European Investment Bank repayable on 14 December 2012	**25.0**	25.0
4.63% European Investment Bank repayable on 27 May 2013	**25.0**	25.0
5.69% European Investment Bank repayable on 15 September 2013*	**9.1**	11.4
5.36% European Investment Bank repayable on 20 November 2013	**50.0**	50.0
Floating rate European Investment Bank repayable on 13 June 2014	**25.0**	25.0
5.875% Eurobond repayable on 26 September 2022	**295.2**	295.0
5.50% Eurobond repayable on 19 June 2032	**350.3**	350.3
	1,017.0	1,042.4
Total	**1,681.0**	1,445.4
Analysed:		
SSE Group total	**1,663.0**	1,441.2
Quasi-subsidiaries total	**18.0**	4.2
	1,681.0	1,445.4

* Amortising

The maturity of the borrowings noted reflects all scheduled repayments. This represents a change from previous disclosure and adjusts the 2004 sub-totals from £66.1m (within one year), £238.2m (between two and five years) and £1,141.1m (over five years).

Convertible debt The Group issued a Convertible Bond on 26 October 2004 in exchange for £300.0m in cash. The Bond entitles holders to convert the Bond into ordinary shares at any time up to 24 October 2009 at the applicable conversion share price of £9.00 per ordinary share at the date of issue. The conversion price is subject to adjustment in certain circumstances set out in the offering circular including payment of dividends greater than amounts set out in the circular, capital restructuring and change of control. Conversion is at the option of the bond holder.

The Bond is disclosed within the analysis of maturity of borrowings at a net value of £297.4m which offsets costs of issuance of the Bond which are amortised over the maturity period.

The cash coupon on the Bond is 3.75% and the debt is repayable at 29 October 2009 unless previously redeemed or converted into ordinary share capital.

For the purpose of diluted Earnings per Share (EPS) convertible debt interest (net of tax) of £3.3m is added back to earnings and the number of potential ordinary shares to be issued includes the following in respect of this Bond:

29. DERIVATIVES AND FINANCIAL INSTRUMENTS Continued

Convertible bond	£300.0m
Convertible share price	£9.00
Potential number of ordinary shares to be issued	33,333,333
Weighted average number of shares for diluted EPS	14,246,575

The US$100m loan has been swapped into Sterling with £60.0m being fixed at an effective rate of 7.78%. The floating rate European Investment Bank advances are reset quarterly at a rate normally less than three month LIBOR.

Borrowing facilities The Group has an established €1.5bn Euro commercial paper programme. Paper is issued in a range of currencies and swapped into Sterling. The Group has £650.0m (2004 – £590.0) of committed credit facilities in place; maturing in 2009 (2004 – £100.0m in 2004, £240.0m in 2005, £250.0m in 2007). These provide a back up facility to the commercial paper programmes and at 31 March 2005 there was no draw down of these facilities.

Fair values Set out below is a comparison of book values and fair values of the Group's other financial assets and liabilities:

	2005		2004	
	Book value £m	**Fair value £m**	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the Group's operations:				
Short-term borrowings	**22.4**	**24.6**	80.3	82.0
Long-term borrowings	**1,640.6**	**1,706.7**	1,360.9	1,498.9
Short-term deposits	**218.5**	**218.5**	17.9	17.9
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps and options	**-**	**(31.1)**	–	(40.0)
Cross currency swaps	**-**	**(5.5)**	–	0.7
Foreign exchange swaps and forward contracts	**-**	**(10.9)**	–	(12.7)
Oil and coal swaps	**-**	**83.2**	(0.1)	19.4

Market values have been used to determine the fair values of the interest rate swaps and options, foreign currency contracts, oil price contracts and Sterling denominated long-term fixed rate debt. All the other fair values shown above have been calculated by discounting cash flows at prevailing interest rates. This table does not include amounts relating to the Quasi-subsidiaries.

30. CAPITAL AND LEASE COMMITMENTS

	Group		Company	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Capital expenditure:				
Contracted for but not provided	**230.6**	152.7	**-**	–

In August 2004, a consortium named Scotia Gas Networks, in which the Group has a 50% holding, entered into an option deed to acquire the Scotland and the South of England gas distribution networks from National Grid Transco. For a consideration of around £540m, SSE will receive 50% of the equity in Scotia Gas Networks. The acquisitions received approvals from the Department of Trade and Industry and Ofgem in January 2005 and from the Office of Fair Trading in April 2005, and the two networks became separate companies within the NGT group on 1 May 2005. Final approvals from Ofgem and the Health and Safety Executive are still required, but the acquisitions are on course for completion at the start of June 2005.

Leases The payments under operating leases which are due to be made in the next year, analysed over the periods when the leases expire, are:

	Group properties		Company properties		Group and company other assets	
	2005 £m	2004 £m	**2005 £m**	2004 £m	**2005 £m**	2004 £m
Within one year	**0.4**	0.4	**-**	–	**2.2**	2.0
Between two and five years	**0.4**	0.4	**-**	–	**2.9**	3.2
After five years	**1.9**	2.5	**0.3**	0.3	**0.8**	0.9
	2.7	3.3	**0.3**	0.3	**5.9**	6.1

31. CONTINGENT LIABILITIES

Guarantees Scottish and Southern Energy plc has provided guarantees on behalf of subsidiary and associated undertakings as follows:

	2005 £m	2004 £m
Bank borrowing	**79.0**	90.2
Performance of contracts	**307.4**	27.0
Purchase of gas	**175.5**	165.5

In addition, unlimited guarantees have been provided on behalf of subsidiary undertakings in relation to five contracts in respect of performance of work and any liabilities arising. Southern Electric Power Distribution plc has provided a guarantee to the Southern Electric Group of the ESPS in respect of 80% of the funding required by the scheme.

UK listed companies are required to comply with the European Union regulation to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) from 2005 onward. The first annual report and accounts for SSE prepared under IFRS will be for the year ended 31 March 2006, with comparative information for 2005 restated in accordance with IFRS guidance. Interim financial statements for the period to 30 September 2005 will also be prepared on an IFRS basis.

SSE has had an IFRS working group, comprising senior management, in place for over a year, which has been reporting to the Audit Committee. The working group has been responsible for assessing the financial and operational impact of applying IFRS across the Group. Further to this, the working group has been responsible for managing the conversion process and ensuring the Group's procedures, systems and controls are ready to implement IFRS from 1 April 2005. A number of workshops have taken place with the Group's auditors and they have been kept informed of the progress made by the working group.

The group's accounting policies under IFRS will differ in certain significant respects from those under UK GAAP. The summary below highlights the main areas of impact identified in respect of the recognition and measurement issues on conversion to IFRS.

→ **Financial Instruments**
Under IFRS (IAS 39), certain commodity contracts which meet the definition of derivative instruments are required to be recognised on the balance sheet at fair value with the movement on fair value being taken through the income statement. Other commodity contracts will be designated as being held for SSE's expected purchase, sale or usage requirements (referred to as "own use") or will be subject to hedge accounting rules. These requirements will introduce the potential for earnings volatility. The Group's interest rate and foreign currency risk products, policies and strategies will also need to be considered under IAS 39. IAS 39 and 32 will introduce a significant increase in the accounting, compliance and disclosure burden for the Group.

→ **Income Taxes**
Under IFRS (IAS 12) the discounting of deferred tax liabilities is no longer allowed. Furthermore, deferred tax liabilities have to be recognised for all taxable temporary differences. As a result the deferred tax liability currently being held on the balance sheet will increase by more than £300m.

→ **Property, Plant and Equipment**
Under IFRS (IAS 16) Hydro Civil Assets, which are presently considered to have an indefinite life under UK GAAP and the expenditure to maintain the hydro generation infrastructure, which is presently dealt with using renewals accounting, will be reassessed, with appropriate IFRS book value restatement and new depreciation policies are to be adopted.

→ **Employee Benefits**
SSE was an early adopter of the full FRS 17 disclosure for it's defined benefit pension schemes. As a result, the change to IAS 19 is not anticipated to result in significant restatement.

→ **Goodwill**
Under UK GAAP, the Group capitalises and amortises goodwill from business acquisitions. Under IAS 36, residual goodwill balances will no longer be amortised but will instead be subject to an annual impairment review.

→ **Share-Based Payments**
Under IFRS (IFRS 2), a charge is recognised based on the fair value of the share-based payment awards. This is calculated at the grant date using an option-pricing model but is not considered a material change for SSE.

→ **Emissions Rights**
SSE's current policy under UK GAAP is explained in the notes to the accounts. The International Financial Reporting Interpretations Committee (IFRIC) has published IFRIC 3 in response to the introduction of the EU Emissions Trading Scheme. Further interpretation from the IFRIC is anticipated which may change the previously published position. The IFRS financial statements of SSE will be prepared in accordance with future IFRS best practice.

SSE believes it will be well placed to finalise it's IFRS transition. Further standards and interpretations of standards may be issued that may be adopted for financial years from 2005. This is expected to be a process of evolutionary change. As a result, the full effect of IFRS restatement will be subject to change.

Under the guidelines laid down by the Committee of European Security Regulators (CESR), SSE intends to publish the results for the year end 31 March 2005, restated under IFRS, sometime in September 2005, in advance of the announcement of the interim statements for the period to 30 September 2005. At the same time, a presentation will be given to analysts outlining the impact of IFRS going forward.

NOTICE IS HEREBY GIVEN that the SIXTEENTH ANNUAL GENERAL MEETING of Scottish and Southern Energy plc will be held at the Pitlochry Festival Theatre, Port-na-Craig, Pitlochry PH16 5DR on Thursday, 28 July 2005 at 12 noon for the following purposes:

To consider and, if thought fit, pass resolutions 1 to 9 as ordinary resolutions, and resolutions 10 and 11 as special resolutions:

Resolution 1
to receive the Accounts and the Reports of the Directors and the auditor for the financial year ended 31 March 2005.

Resolution 2
to approve the Remuneration Report for the financial year ended 31 March 2005.

Resolution 3
to declare a final dividend for the year ended 31 March 2005 of 30.3 pence per ordinary share.

Resolution 4
to re-elect Colin Hood as a Director of the company.

Resolution 5
to re-elect René Médori as a Director of the company.

Resolution 6
to re-elect Sir Robert Smith as a Director of the company.

Resolution 7
that KPMG Audit Plc be appointed auditor of the company to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which the accounts are laid before the company.

Resolution 8
that the Directors be authorised to determine the auditor's remuneration.

Resolution 9
that the Directors be and they are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 to exercise the powers of the company to allot relevant securities (as defined within that section) up to an aggregate nominal amount of £143,137,431, provided that this authority shall expire on the conclusion of the next Annual General Meeting of the company after the passing of this resolution save that the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement notwithstanding that the authority conferred hereby has expired.

Resolution 10
that subject to the passing of resolution 9 the Directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 (the 'Act') to allot 'equity securities' (as defined in section 94 of the Act) wholly for cash pursuant to the authority conferred by resolution 9 as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

(a) in connection with an offer of such securities by way of rights to holders of ordinary shares in proportion (as nearly as may be practicable) to their respective holdings of such shares, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of any regulatory body or stock exchange; and

(b) otherwise than pursuant to sub-paragraph (a) above up to an aggregate nominal amount of £21,470,614;

and shall expire on the conclusion of the next Annual General Meeting of the company after the passing of this resolution save that the company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of any such offer or agreement notwithstanding that the power conferred hereby has expired.

This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 94(3A) of the Act as if in the first paragraph of this resolution the words 'pursuant to the authority conferred by resolution 9' were omitted.

Resolution 11
that, pursuant to Article 12 of the Articles of Association, the company be and is generally and unconditionally authorised for the purposes of section 166 of the Companies Act 1985 (the 'Act') to make one or more market purchases (within the meaning of section 163(3) of the Act) on the London Stock Exchange of ordinary shares of 50p each in the capital of the company provided that:

(i) the maximum number of ordinary shares authorised to be purchased is 85,880,075 representing 10% of the company's issued ordinary share capital;

(ii) the minimum price which may be paid for such shares is 50p per share which amount shall be exclusive of expenses;

(iii) the maximum price which may be paid for an ordinary share shall not be more than 5% above the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the date on which the ordinary share is purchased;

(iv) unless previously renewed, varied or revoked, the authority hereby conferred shall expire on the conclusion of the company's next Annual General Meeting or 15 months from the date of passing of this resolution, if earlier; and

(v) the company may make a contract or contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts.

By Order of the Board
Vincent Donnelly
Company Secretary
17 May 2005

Registered Office:
Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Notes

1. Only holders of ordinary shares on the register at 11.00 pm. on 26 July 2005 may attend and vote in respect of the number of shares registered in their name at that time. A shareholder of the company is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him or her. A proxy need not be a shareholder. A Proxy Form is enclosed with this Notice. The Proxy Form, duly completed and signed, together with any power of attorney or other authority under which it is signed or a notarially certified copy thereof, must reach the registrar of the company, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FB, not later than 12 noon on 26 July 2005.

   Alternatively, you can submit your proxy vote electronically. Further information can be found in the Guidance Notes on the reverse of the Proxy Form.

2. The following documents will be available for inspection at the registered office of the company during normal business hours on any weekday (public holidays excepted) from the date of this Notice until the date of the Meeting and thereafter at the place of the Meeting from 11.45 am until the conclusion of the Meeting:

(i) the register of Directors' share interests kept pursuant to section 325 of the Companies Act 1985; and

(ii) copies of Directors' service contracts and non-Executive Directors' appointment letters.

3. The Audited Accounts are set out on pages 40 to 61; the Remuneration Report is set out on pages 34 to 38; details of the total dividend for this year are set out in the Directors' Report on page 32; Directors' biographical details are set out on page 30; information on the Directors seeking re-election is set out on page 26; and explanations of resolutions 9 to 11 are set out in the Directors' Report on pages 32 and 33.

Website
Shareholder Information
The company's website at scottish-southern.co.uk has a dedicated shareholder information section where shareholders can find more information about the services available to them, download forms, view and update their shareholding online, manage their portfolio through Investor Centre and view share price and dividend histories and trading graphs.

Voting Electronically
The website and the Guidance Notes on the reverse of the Proxy Form contain information on how shareholders can appoint their proxy electronically. Your on-line proxy can be lodged and updated up until 12 noon on 26 July 2005.

Shareholder Enquiries
You can contact the registrar, Computershare Investor Services PLC ('Computershare'), by phoning the dedicated shareholder helpline on 0845 143 4005, or writing to them at: The Pavilions, Bridgwater Road, Bristol BS13 8FB.

Computershare deal with the following:

→ Shareholding details

→ Transferring shares

→ Dividends

→ Death of a shareholder

→ Lost share certificates

→ Merging duplicate share accounts

→ eCommunication

Shareholder Services
Scottish and Southern Energy has a number of services including:

→ Elect for eCommunications and have a tree planted

→ Telephone, internet and postal share dealing services with ShareGift option

→ Merge duplicate share accounts and have a tree planted

→ Dividend reinvestment plan

You can find further information on these services on the company's website at scottish-southern.co.uk/shareholder, or on the Proxy Form.

Financial Calendar

Annual General Meeting	28 July 2005
Ex dividend date	24 August 2005
Record date	26 August 2005
Final dividend payable	23 September 2005
Interim announcement	16 November 2005*

The Group's half-year results will be published on the company's website at scottish-southern.co.uk on 16 November* and in the Independent newspaper on 17 November*, and will detail the ex dividend and record dates for the interim dividend payable in March 2006. Paper copies of the half-year results are not distributed to individual shareholders, although shareholders who have elected for eCommunications do receive notification of the half-year results on the company's website.

* Provisional dates

Copy Reports
Copies of the following documents can be obtained, free of charge, from the Company Secretary, Scottish and Southern Energy plc, Inveralmond House, 200 Dunkeld Road, Perth PH1 3AQ or by accessing the company's website at scottish-southern.co.uk:

→ Annual Report 2005

→ Annual Review 2005

→ Sustainability Report 2005

→ Corporate Profile 2005

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ALL IN THE
DELIVERY
Scottish and Southern Energy

ALL IN THE
DELIVERY
Scottish and Southern Energy

ALL IN THE
DELIVERY
Scottish and Southern Energy plc
Sustainability Report 2005
Scottish and Southern Energy

ALL IN THE
DELIVERY
Scottish and Southern Energy

Annual Report 2005
Scottish and Southern Energy [illegible] an excellent financial performance in 2004/05, achieving [illegible] well in excess of expectations at the start of the year. This was [illegible] by a strong operational performance, driven by the fact that [illegible] customers first is one of SSE's core values. As a result, the [illegible] has continued to meet its [illegible], which is to deliver [illegible] real growth in the dividend.

Annual Review 2005
Scottish and Southern Energy now has 6.1 million energy supply customers, an increase of 16% in 2004/05. It has the second largest, and most diverse and flexible, generation portfolio in the UK. SSE's investment in the Scotland and South of England gas distribution networks will make it the second largest energy distributor in the UK.

Sustainability Report 2005
Caring for the environment is one of Scottish and Southern Energy's core values. SSE participated in the 2004 BitC Environmental Index, the UK's leading environmental benchmarking tool. SSE's score was 98.80%, making it the joint top performing company in its sector. This result places SSE in BitC's 'Premier League' of participating companies.

Corporate Profile 2005
SSE has consistently set out four areas in which it can enhance and create value for shareholders: maintaining and investing in energy networks; adding to its leading-edge generation portfolio; growing its energy supply business; and developing its contracting, connections, telecoms and gas storage businesses.

For further information about Scottish and Southern Energy please contact:

Scottish and Southern Energy plc
Corporate Communications
Inveralmond House
[illegible] Dunkeld Road
[illegible] PH1 3AQ

Telephone: 01738 456000
Fax: 01738 457005
Email: info@scottish-southern.co.uk
Web: scottish-southern.co.uk

Registered in Scotland No. 117119